AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 18, 1997
                              REGISTRATION NO. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                    THE CHILDREN'S PLACE RETAIL STORES, INC.
             (Exact name of registrant as specified in its charter)

  DELAWARE                      5641                             31-1241495
(State or other          (Primary standard                 (I.R.S. employer
 jurisdiction of          industrial classification         identification
incorporation or          code number)                      number)
organization)

                    THE CHILDREN'S PLACE RETAIL STORES, INC.
                                 ONE DODGE DRIVE
                         WEST CALDWELL, NEW JERSEY 07006
                                 (973) 227-8900
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                             STEVEN BALASIANO, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                    THE CHILDREN'S PLACE RETAIL STORES, INC.
                                 ONE DODGE DRIVE
                         WEST CALDWELL, NEW JERSEY 07006
                                 (973) 227-8900
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          Copies of Communications to:
  STROOCK & STROOCK & LAVAN LLP                        HALE AND DORR LLP
      180 Maiden Lane                                 60 State Street
  New York, New York 10038                       Boston, Massachusetts 02109
  Attn.: Jeffrey S. Lowenthal, Esq.             Attn.: Patrick J. Rondeau, Esq.
      (212) 806-5400                                   (617) 526-6000

          Approximate date of commencement of proposed sale to public:
   As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------
Title of Each Class                Proposed Maximum              Amount of
 of Securities to                 Aggregate Offering            Registration
  be Registered                       Price (1)                     Fee
-------------------------------------------------------------------------------

Common Stock, $.10 par value       $70,000,000                   $21,212

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

                        --------------------------------

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 18, 1997

                              ______________ SHARES

                                 THE CHILDREN'S
                                      PLACE
                                  COMMON STOCK

          All of the shares of Common Stock offered hereby are being sold by The Children's Place Retail Stores, Inc. (the "Company").

          Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $___ and $_____ per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. The Company intends to apply for listing of the Common Stock on the ______________ under the symbol "______."

          SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             -----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================
                    Price to            Underwriting             Proceeds to
                    Public              Discount (1)             Company (2)
------------------------------------------------------------------------------

Per Share.......        $                   $                        $

Total (3).......    $                   $                        $
==============================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company, estimated at $_______.

(3) Certain stockholders of the Company have granted to the Underwriters a 30-day option to purchase up to ____________ additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Proceeds to the Company will remain unchanged, and the total Price to Public, Underwriting Discount and Proceeds to the Selling Stockholders will be $________, $________ and $________, respectively. See "Underwriting."

         The shares of Common Stock are offered by the several
Underwriters named herein, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about ___________, 1997.
                                 ---------------
MONTGOMERY SECURITIES
      DONALDSON, LUFKIN & JENRETTE
             SECURITIES CORPORATION
                            SMITH BARNEY INC.
                                             LEGG MASON WOOD WALKER
                                                          INCORPORATED
                               ____________, 1997

          The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                            [ARTWORK TO BE INSERTED]

                               PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus, gives effect to a 120-for-one stock split of the Common Stock (the "Stock Split") and the conversion of all outstanding shares of the Company's Series B Common Stock into a total of 7,659,889 shares of Common Stock (the "Series B Conversion"), both of which will be effected prior to consummation of the offering made by this Prospectus. All references to the Company's fiscal years refer to the fiscal years ended on the Saturday nearest to January 31 of the following year. For example, references to fiscal 1996 shall mean the fiscal year ended February 1, 1997.

                                   THE COMPANY

          The Company is a leading specialty retailer of high quality, value-priced apparel and accessories for newborn to twelve year old children. The Company designs, contracts to manufacture and sells its products under "The Children's Place" brand name. As of July 17, 1997, the Company operated 130 stores, primarily located in regional shopping malls in the eastern half of the United States. The Company's net sales have increased from $96.6 million in fiscal 1993 to $143.8 million in fiscal 1996 and operating income has increased from $1.1 million in fiscal 1993 to $13.3 million in fiscal 1996. In the first quarter of fiscal 1997, net sales totaled $39.2 million as compared to $30.4 million in the first quarter of fiscal 1996. The Company has achieved comparable store sales increases over prior years of 13.0%, 10.0% and 8.6% during fiscal 1994, 1995 and 1996, respectively, and 5.0% in the first quarter of fiscal 1997. Net sales per gross square foot have increased from $226 in fiscal 1993 to $335 in fiscal 1996. These increases are primarily the result of a merchandising and operational repositioning of the Company over the last five fiscal years under the direction of the Company's current management team.

          In fiscal 1996, new stores for which fiscal 1996 was the first full year of operations had average net sales of $1,250,000. The average investment for these new stores, including capital expenditures (net of landlord contribution), initial inventory (net of merchandise payables) and pre-opening costs, was $371,000. New stores have generally achieved profitability within the first full quarter of operations, with average fiscal 1996 store level operating cash flow of $288,000 (23.0% of net sales) for stores for which fiscal 1996 was the first full year of operations. In fiscal 1996, these stores yielded a cash return on investment of 77.6%.

          In July 1996, following a private financing in which the Company raised $37.4 million of net proceeds, the Company began to implement an aggressive growth strategy designed to capitalize on its business strengths and its strong store economics. From July 1, 1996 through the end of fiscal 1996, the Company opened a total of 16 new stores, growing to 108 stores. During fiscal 1997 through July 17, 1997, the Company has opened 22 stores. The Company intends to continue its expansion program and currently plans to open approximately 25 additional stores during the remainder of fiscal 1997 and at least 60 stores in fiscal 1998.

 BUSINESS STRENGTHS AND STRATEGY

          The Company believes that its value-based, proprietary brand business strategy has been and will continue to be the key to its success as a specialty retailer. The following strengths have contributed to the success of the Company's merchandising and operating strategies:

          UNIQUE PRICE-VALUE POSITIONING. By offering quality clothing and accessories under "The Children's Place" brand name at prices 20% to 30% below most of its direct mall-based competitors, the Company believes that it has built a loyal base of customers who regularly purchase from the Company as their children grow. The Company believes that the value created by the price and quality of its merchandise has enabled it to establish a unique market position.

          MERCHANDISING STRATEGY. The Company's merchandising strategy is built on the offering of key basic items at exceptional values, complemented by fashion items and accessories to create a fully coordinated look. The Company designs its merchandise to present a fresh and youthful image that management believes is unique to "The Children's Place" brand.

          STRONG BRAND IMAGE. The Company believes that it has built a strong brand image for "The Children's Place" by (i) selling its products exclusively in its own stores, (ii) creating a uniform appearance in merchandise presentation, (iii) providing a consistent selection of coordinated separates and accessories for children, and (iv) offering high quality products at value prices. The Company believes that these factors foster consumer loyalty to "The Children's Place" brand name.

          BROAD CONSUMER APPEAL. The Company believes that its merchandise assortment and high quality at everyday value pricing appeal to a broad range of consumers across all socioeconomic groups, enabling it to compete successfully in a wide range of regional shopping malls, outlet centers and other locations.

          VERTICALLY INTEGRATED OPERATIONS. The Company controls the design, sourcing and sale of its private label children's apparel and accessories. The Company believes that the vertical integration of its operations, from in-house design to in-store presentation, enables the Company to identify and respond to market trends, uphold rigorous product quality standards and control the cost of its merchandise.

          EXPERT SOURCING. The Company combines management's extensive sourcing experience with a cost-based buying strategy. Management has established close, long-standing and mutually beneficial relationships with numerous manufacturers. Through these relationships and its extensive knowledge of component costs of apparel, the Company believes that it has been able to purchase high quality products at low costs.

          PROVEN MANAGEMENT TEAM. The Company has a seasoned, highly experienced management team, with its twelve most senior members having an average of 17 years in the retail and/or apparel business and an average of eight years with the Company. The Company believes that management's substantial experience favorably positions the Company for future expansion.

          The Company's principal executive offices are located at One Dodge Drive, West Caldwell, New Jersey 07006. Its telephone number is (973) 227-8900.

                                  THE OFFERING

Common Stock offered by the Company:................ _______________ shares

Common Stock to be outstanding
after the offering:................................  _______________ shares (1)

Use of proceeds:................................... To repay the  Company's 12%
                                                    Senior Subordinated  Notes,
                                                    to repurchase a portion of
                                                    the Company's outstanding
                                                    warrants, to reduce
                                                    outstanding borrowings
                                                    under the Company's
                                                    revolving credit facility,
                                                    and for working capital
                                                    and other general corporate
                                                    purposes.

Proposed Symbol:.................................   ________

--------

(1) Excludes __________ shares of Common Stock issuable under outstanding options, of which __________ are currently exercisable.

          SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND AVERAGE NET
                          SALES PER GROSS SQUARE FOOT)

The following information is qualified in its entirety by the financial statements appearing elsewhere in this Prospectus.

                                                              Fiscal Year Ended(1)                             Three Months Ended
                                                    -------------------------------------------------------   --------------------
                                                     January 29,    January 28,   February 3,    February 1,   May 4,     May 3,
                                                        1994          1995         1996           1997          1996       1997
                                                    ------------   ------------   ----------    ------------  ---------  ---------
Statement of Operations Data:
Net sales.......................................      $96,649     $107,953        $122,060       $143,838      $30,438    $39,203
Gross profit....................................       28,874       33,724          38,626         54,052       10,238     14,018
Operating income................................        1,125        2,810           4,412         13,285        1,568      2,618
Interest expense, net...........................        1,150        1,303           1,925          2,884          518        828
Income before income taxes, extraordinary items and
   the cumulative effect of accounting change..           214        1,026           1,690          9,522          647      1,690

Provision (benefit) for income taxes(2)........            53           54              36        (20,919)          10        679
Extraordinary gains(3)..........................       15,169          490               0              0            0          0
Net income(4)...................................       14,780        1,462           1,654         30,441          637      1,011
                                                       =======     ========        ========       ========      ========   =======
Pro forma net income per common share(5)                                                            $1.27                   $0.04
Pro forma weighted average common shares
   outstanding (5)..............................                                               23,903,392              23,903,392
Pro forma supplemental net income per common
  share(6)......................................


                                                                      Fiscal Year Ended                        Three Months Ended
                                                    ------------------------------------------------------    --------------------
                                                     January 29,    January 28,   February 3,    February 1,    May 4,     May 3,
                                                       1994           1995         1996            1997          1996       1997
                                                    -----------  ----------     ----------     -----------    ---------  ---------
Selected Operating Data:
Number of stores open at end of period..........           87           87              91            108            93      119
Comparable store sales increase (decrease)(7)(8)         (2.7%)       13.0%           10.0%           8.6%          9.8%     5.0%
Average net sales per store (8)(9)..............       $1,124       $1,264          $1,362         $1,479          $331     $343
Average square footage per store (10)...........        4,954        4,786           4,528          4,284         4,496    4,232
Average net sales per gross square foot (8)(11).         $226         $259            $292           $335           $73      $80

                                                                        At                                     At May 3, 1997
                                                    ------------------------------------------------ ----------------------------
                                                     January 29,    January 28,   February 3,    February 1,  Actual   As Adjusted
                                                       1994         1995            1996            1997                 (12)
                                                    -----------  ----------     ----------     -----------    ---------  ---------
Balance Sheet Data:
Working capital (deficit)..........................   ($11,621)   ($10,398)     ($17,630)         $11,951      $10,250
Total assets.......................................     26,600      26,556        32,073           64,479       65,934
Long-term debt.....................................     23,719      21,626        15,735           20,504       20,248
Stockholders' equity (deficit).....................    (15,338)    (13,388)      (11,735)          27,298       28,309

-----------------------

(1) All references to the Company's fiscal years refer to the 52- or 53-week year ended on the Saturday nearest to January 31 of the following year.
     For example, references to fiscal 1996 mean the fiscal year ended February
     1, 1997. Fiscal 1995 was a 53- week year.
(2) The provision (benefit) for income taxes for fiscal 1996 reflected the reversal of a valuation allowance of $21.0 million on a net deferred tax asset. See Note 9 of the Notes to Financial Statements.
(3) Extraordinary gains during fiscal 1993 and fiscal 1994 represented forgiveness of debt in connection with a debt restructuring undertaken with the consent of the Company's creditors.
(4) Net income for fiscal 1993 included a $550,000 charge relating to the cumulative effect of a change in accounting for inventory capitalization.
(5) Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average common shares outstanding. The pro forma weighted average common shares outstanding used in computing pro forma net income per common share for fiscal 1996 and the first quarter of fiscal
     1997 are based on the number of common shares and common share equivalents outstanding after giving effect to (i) the 1996 Private Placement described elsewhere in this Prospectus, (ii) the cancellation of the preferred stock discussed in Note 10 of the Notes to Financial Statements,
     (iii) the granting of management options in conjunction with the 1996
     Private Placement as discussed in Note 11 of the Notes to Financial
     Statements and (iv) the Stock Split and the Series B Conversion described elsewhere in this Prospectus, as if all such events had occurred on the first day of fiscal 1996.

(6) The pro forma supplemental net income per common share gives effect to (i) the elimination of interest expense on the $20 million of Senior
     Subordinated Notes to be repaid with a portion of the net proceeds from this offering and (ii) the issuance of _____________ shares of Common Stock in this offering, as if all such events had occurred on the first day of the period indicated. The pro forma weighted average common shares outstanding used in computing pro forma supplemental net income per common share are based upon the events described in footnote (5) and the issuance of shares in this offering.

(7) The Company defines comparable store sales as net sales from stores that have been open for more than fourteen months and have not been substantially remodeled during that time.

(8) For purposes of determining comparable store sales increase (decrease), average net sales per store and average net sales per gross square foot, fiscal 1995 results were calculated based on a 52-week year.

(9) Represents net sales from stores open throughout the full period divided by the number of such stores.

(10 Average square footage per store represents the square footage of stores open on the last day of the period divided by the number of such stores.

(11) Represents net sales from stores open throughout the full period divided by the gross square footage of such stores.

(12) Adjusted to give effect to the sale of __________________ shares of Common
     Stock offered by the Company in this offering at an assumed initial public offering price of $__________ and the application of the estimated net proceeds therefrom, as described in "Use of Proceeds."

                                  RISK FACTORS

          Before purchasing the shares of Common Stock offered hereby, a prospective investor should consider the specific factors set forth below as well as the other information set forth elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" for a description of other factors affecting the business of the Company generally.

AGGRESSIVE GROWTH STRATEGY

          The Company intends to pursue an aggressive growth strategy over the next several years. From July 1, 1996 through the end of fiscal 1996, the Company opened 16 new stores, growing to 108 stores. The Company has opened 22 stores during fiscal 1997 through July 17, 1997 and expects to open approximately 25 additional stores during the remainder of fiscal 1997 (of which 19 have fully executed leases). The Company anticipates that it will spend a total of approximately $14.0 million in fiscal 1997 for capital expenditures and inventory relating to new store openings. The Company currently plans to spend at least $19.0 million to open at least 60 new stores in fiscal 1998. The Company reviews its expansion plans on a regular basis, in light of opportunities that may arise, and may determine to open a larger number of stores in fiscal 1998 than currently planned.

          The Company's future operating results will depend largely upon its ability to open and operate new stores successfully and to manage a growing business profitably. This will depend upon a number of factors, including (i) the availability of suitable store locations, (ii) the ability to negotiate acceptable lease terms, (iii) the ability to timely complete necessary construction or remodeling, (iv) the ability to obtain an adequate supply of finished products, (v) the ability to hire and train qualified managers and other employees, (vi) the ability to continue to upgrade its management information and distribution systems, (vii) the ability to manage increased distribution, including the ability to relocate the Company's distribution center to a larger facility, (viii) the ability to successfully integrate new stores into the Company's existing operations, and (ix) the ability to recognize and respond to regional differences in customer preferences (such as climate-related preferences).

          There can be no assurance that the Company will be able to achieve its planned expansion on a timely and profitable basis or that it will be able to achieve results similar to those achieved in existing locations in prior periods. Operating margins may also be adversely affected during periods in which expenses have been incurred in anticipation of new store openings. Any failure to successfully and profitably execute its expansion plans could have a material adverse effect on the Company.

          The Company believes that cash generated from operations and funds available under the Company's revolving line of credit will be sufficient to fund its capital requirements at least through fiscal 1998. However, there can be no assurance that the Company will not be required to seek additional funds for its capital needs. The inability to secure such funds or to obtain such funds on acceptable terms could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Store Expansion Program."

CHANGES IN COMPARABLE STORE SALES RESULTS FROM PERIOD TO PERIOD

          Numerous factors affect comparable store sales results, including among others, weather conditions, fashion trends, the retail sales environment, economic conditions and the Company's success in executing its business strategy. The Company's quarterly comparable store sales results have fluctuated significantly in the past. The Company does not expect its comparable store sales to continue to increase at rates similar to those achieved in recent periods. Moreover, there can be no assurance that comparable store sales for any particular period will not decrease in the future. Fluctuations in the Company's comparable store sales results could cause the price of the Common Stock to fluctuate significantly and could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MERCHANDISE TRENDS

          The Company's continued success will depend in part on its ability to anticipate and respond to fashion trends and consumer preferences. The Company's design, manufacturing and distribution process generally requires up to nine months, during which time fashion trends and consumer preferences may change. Any failure by the Company to anticipate, identify or respond to future fashion trends may adversely affect customer acceptance of its products or require substantial markdowns, which could have a material adverse effect on the Company. See "Business--Merchandising."

DISRUPTIONS IN RECEIVING AND DISTRIBUTION

          All of the Company's merchandise is currently shipped directly from manufacturers through freight consolidators to the Company's distribution center in West Caldwell, New Jersey. The Company's operating results depend in large part on the orderly operation of this receiving and distribution process, which depends on manufacturers' adherence to shipping schedules and the Company's effective management of the distribution center. In addition, there can be no assurance that the Company has anticipated, or will be able to anticipate, all of the changing demands which its expanding operations will impose on its receiving and distribution system, nor can there be any assurance that events beyond the control of the Company, such as a strike or other disruption affecting the parcel service that delivers substantially all of the Company's merchandise to its stores, will not result in delays in delivery of merchandise to stores.

          The Company intends to relocate its distribution facility during fiscal 1998 to accommodate future growth and is in the process of selecting a suitable site. There can be no assurance that delays, cost overruns or other complications in the relocation to a new distribution facility will not result in a significant interruption in the receipt and distribution of merchandise. Any such event could have a material adverse effect on the Company. See "Business-- Distribution."

 RELIANCE ON INFORMATION SYSTEMS

          The Company relies on various information systems to manage its operations and regularly makes investments to upgrade, enhance or replace such systems. During fiscal 1998, the Company intends to install a warehouse management system to facilitate more efficient receiving and distribution of inventory and intends to replace its current point-of-sale ("POS") software with an upgraded system. Any delays or difficulties in executing transitions to these or other new systems, or any other disruptions affecting the Company's information systems, could have a material adverse effect on the Company. See "Business--Management Information Systems."

DEPENDENCE ON UNAFFILIATED MANUFACTURERS

          The Company does not own or operate any manufacturing facilities and is therefore dependent upon independent third parties for the manufacture of all of its products. The Company's products are currently manufactured to its specifications by more than 50 independent manufacturers located primarily in Asia, principally in Taiwan, Hong Kong, Turkey, China, Thailand, the Philippines and Sri Lanka. In fiscal 1996, approximately 38% of the Company's merchandise was manufactured in Taiwan, 25% in Hong Kong, 8% in Turkey and 7% in China. Substantially all merchandise that the Company purchases from Hong Kong, China and the Philippines, representing approximately 35% of the Company's total purchases in fiscal 1996, is purchased through a single trading company which acts as the Company's independent agent. Excluding the approximately 20 manufacturers represented by this trading company, the Company's ten largest manufacturers accounted for 44% of the Company's total purchases during fiscal 1996, with the top four such manufacturers each accounting for between 5% and 8%. The Company has no long-term contracts with its manufacturers and competes with other companies for manufacturing facilities and import quota capacity. Although management believes that it has established close relationships with the Company's principal manufacturers and independent agents, the inability to maintain such relationships or to find additional sources to cover future growth could have a material adverse effect on the Company. See "Business-- Sourcing and Procurement."

RISKS OF USING FOREIGN MANUFACTURERS; POSSIBLE ADVERSE IMPACT OF
UNAFFILIATED MANUFACTURERS' FAILURE TO COMPLY WITH ACCEPTABLE LABOR PRACTICES

          The Company's business is subject to the risks generally associated with purchasing products from foreign countries, such as foreign governmental regulations, political instability (including uncertainty concerning the future of Hong Kong following the transfer of Hong Kong to China on July 1, 1997), currency and exchange risks, import quotas, disruptions or delays in shipments and changes in economic conditions in countries in which the Company's manufacturing sources are located. The Company cannot predict the effect that such factors will have on its business arrangements with foreign manufacturing sources. If any such factors were to render the conduct of business in a particular country undesirable or impractical, or if the Company's current foreign manufacturing sources were to cease doing business with the Company for any reason, the Company's business and operating results could be adversely affected. The Company's business is also subject to the risks associated with changes in United States legislation and regulations relating to imported apparel products, including quotas, duties, taxes and other charges or restrictions on imported apparel. The Company cannot predict whether such changes or other charges or restrictions will be imposed upon the importation of its products in the future, whether China will continue to retain its Most Favored Nation trading status, or the effect any such event would have on the Company. See "Business--Sourcing and Procurement."

          The Company conducts its business in United States dollars. However, because the Company purchases substantially all of its products overseas, the cost of these products may be affected by changes in the value of the relevant currencies. There can be no assurance that foreign currency fluctuations will not have a material adverse impact on the Company.

          The Company requires its independent manufacturers to operate in compliance with applicable laws and regulations. While the Company's purchasing guidelines promote ethical business practices, the Company does not control such manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of the Company, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could have a material adverse effect on the Company. See "Business--Sourcing and Procurement."

DEPENDENCE ON KEY PERSONNEL

          The leadership of Ezra Dabah, the Company's Chief Executive Officer and Chairman of the Board, and of Stanley B. Silver, the Company's President and Chief Operating Officer, has been instrumental in the Company's success. The loss of the services of either Mr. Dabah or Mr. Silver could have a material adverse effect on the Company. The Company has entered into employment agreements with Messrs. Dabah and Silver, but there can be no assurance that the Company will be able to retain their services. In addition, other members of management have substantial experience and expertise in the Company's business and have made significant contributions to its growth and success. The loss of services of one or more of these individuals, or the inability to attract additional qualified managers or other personnel as the Company grows, could have a material adverse effect on the Company. The Company is not protected by any key-man or similar life insurance for any of its executive officers. See "Management."

COMPETITION

          The children's apparel retail business is highly competitive. The Company competes in substantially all of its markets with GapKids, BabyGap and Old Navy (each of which is a division of The Gap, Inc.), The Gymboree Corporation, Limited Too (a division of The Limited, Inc.), J.C. Penney Company, Inc., Sears, Roebuck and Co. and other department stores that sell children's apparel and accessories, as well as certain discount stores such as Wal-Mart Stores, Inc. and Kids "R" Us (a division of Toys "R" Us, Inc.). The Company also competes with a wide variety of local and regional specialty stores and with other national retail chains and catalog companies. One or more of its competitors are present in substantially all of the malls in which the Company has stores. Many of the Company's competitors are larger than the Company and have access to significantly greater financial, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against existing or future competition. See "Business--Competition."

PROPRIETARY CREDIT CARD

          Sales under "The Children's Place" credit card program represented approximately 15% of the Company's net sales in fiscal 1996. The private label credit card program is operated by a third party on terms that currently do not provide for recourse against the Company. In connection with its efforts to increase the number of cardholders and encourage use of its proprietary credit card, the Company is considering changing these arrangements to provide for either full or partial recourse as early as fiscal 1997. Such changes may subject the Company to losses from unpaid charges and could have a material adverse effect on the Company. See "Business--Marketing."

FLUCTUATIONS IN QUARTERLY RESULTS AND SEASONALITY

          As is the case with many apparel retailers, the Company experiences seasonal fluctuations in its net sales and net income, with the greater amount of the Company's net sales and net income typically realized during the third and fourth quarters of the fiscal year, which include the back-to-school and holiday seasons. Net sales and net income are generally weakest during the first two fiscal quarters. The Company has experienced first and second quarter losses in prior years and expects to experience second quarter losses, and may experience first quarter losses, in the future.

          The Company's quarterly results of operations may also fluctuate significantly from quarter to quarter as a result of a variety of other factors, including the timing of new store openings and related pre-opening and other start-up expenses, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays, changes in the Company's merchandise mix and overall economic conditions. Any failure by the Company to meet its business plans for the third and fourth quarter of any fiscal year would have a material adverse effect on the Company's earnings, which in all likelihood would not be offset by satisfactory results achieved in other quarters of the same fiscal year. In addition, because the Company's expense levels are based in part on expectations of future sales levels, a shortfall in expected sales could result in a disproportionate decrease in the Company's net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results and Seasonality."

IMPACT OF ECONOMIC, REGIONAL AND OTHER BUSINESS CONDITIONS

          The Company's business is sensitive to customers' spending patterns, which in turn are subject to prevailing regional and national economic conditions such as interest rates, taxation and consumer confidence. All of the Company's stores are located in the eastern half of the United States and the Company anticipates that substantially all stores to be opened in fiscal 1997 and fiscal 1998 will be in states where the Company presently has operations or in contiguous states. Therefore, the Company is, and will continue to be, susceptible to changes in regional economic conditions, weather conditions, demographic and population characteristics, consumer preferences and other regional factors. The Company is also dependent upon the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic in the malls where the Company's stores are located. Any economic or other conditions decreasing the retail demand for apparel or the level of mall traffic could have a material adverse effect on the Company. See "Business--Company Stores."

NET OPERATING LOSS CARRYFORWARDS

          The Company reported net operating loss carryforwards ("NOLs") of $57.3 million on its fiscal 1995 income tax return. The Company expects that $11.4 million of these NOLs will be utilized to offset taxable income earned by the Company in its 1996 taxable year, leaving $45.9 million to be utilized in subsequent taxable years. Because the amount and availability of these NOLs are subject to review by the Internal Revenue Service, there can be no assurance that the NOLs would not be reduced or their use limited as the result of an audit of the Company's tax returns. In addition, future events, including transactions involving the Company's Common Stock, could affect the Company's ability to utilize its NOLs. If the amount of these NOLs were reduced or their availability limited, the Company could be liable for additional taxes with respect to its 1996 taxable year, and its tax liability could be increased for its current and subsequent taxable years. See Note 9 of the Notes to Financial Statements.

CONTROL BY CERTAIN STOCKHOLDERS

          After the sale of the shares of Common Stock offered hereby, Ezra Dabah and certain members of his family will own beneficially 11,860,680 shares of the Company's Common Stock, constituting approximately _________% of the outstanding Common Stock. Two funds managed by Saunders Karp & Megrue, L.P. ("SKM"), The SK Equity Fund, L.P. and SK Investment Fund, L.P. (collectively, the "SK Funds"), together with a former consultant to SKM (collectively with the SK Funds, the "SKM Investors"), will own approximately 7,659,889 shares or ________% of the outstanding Common Stock (assuming that the underwriters' over-allotment option is not exercised). Pursuant to a stockholders agreement, the SKM Investors and all the Company's other current stockholders, who will own in the aggregate ___% of the outstanding Common Stock after this offering, have agreed to vote for the election of two nominees of the SKM Investors and three nominees of Ezra Dabah to the Company's Board of Directors. As a result, the SKM Investors and Ezra Dabah will be able to control the election of five of the Company's seven directors. In addition, if the SKM Investors and Mr. Dabah were to vote together, they would be able to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval, including the election of the remaining two directors. See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock--Certain Certificate of Incorporation Provisions."

POTENTIAL IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

          Sales of substantial amounts of Common Stock in the public market following this offering could have an adverse effect on the market price of the Common Stock. Approximately ___________ shares (including the ___________ shares offered hereby) will become eligible for sale in the public market, subject to compliance with the volume and manner of sale requirements of Rule 144 promulgated under the Securities Act, upon the expiration of "lock-up" agreements with the Underwriters not to sell such shares until 180 days after the date of this Prospectus. Holders of __________ such shares have contractual rights to have those shares registered with the Securities and Exchange Commission for resale to the public. In addition, following the effective date of the Registration Statement, the Company intends to file a registration statement covering shares of Common Stock issued or reserved for issuance under the 1996 Stock Option Plan, the Company's 1997 Stock Option Plan and the Company's 1997 Employee Stock Purchase Plan and, upon filing, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent restricted by lock-up agreements and subject to compliance with Rule 144 in the case of affiliates of the Company. See "Shares Eligible for Future Sale."

LACK OF PRIOR PUBLIC MARKET AND VOLATILITY OF STOCK PRICE

          Prior to this offering, there has been no public market for the Common Stock. Although the Company intends to apply for listing on ______________, there can be no assurance that an active trading market for the Common Stock will develop or, if one does develop, that it will be sustained following this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Representatives. For a description of the factors to be considered in determining the initial public offering price, see "Underwriting." In addition, the Company believes that factors such as quarterly fluctuations in its financial results, its comparable store sales results, trading prices for common stock of other retailers, the overall economy and the condition of the financial markets could cause the price of the Common Stock to fluctuate substantially.

DILUTION

          Purchasers of Common Stock in this offering will incur immediate and substantial dilution in net tangible book value per share. See "Dilution."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

          Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated ByLaws (the "ByLaws") may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions, among other things, (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods, (ii) provide that only the chairman of the Board of Directors may call special meetings of the stockholders, (iii) provide that a director may be removed by stockholders only for cause by a vote of the holders of more than two-thirds of the shares entitled to vote, (iv) provide that all vacancies on the Company's Board of Directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum, (v) establish certain advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings, and (vi) require a vote of the holders of more than two-thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of the Certificate of Incorporation and ByLaws. In addition, the Board of Directors, without further action of the stockholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of the Common Stock. Moreover, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") which would require a two-thirds vote of stockholders for any business combination (such as a merger or sale of all or substantially all of the Company's assets) between the Company and an "interested stockholder," unless such transaction is approved by a majority of the disinterested directors or meets certain other requirements. In certain circumstances, the existence of these provisions which inhibit or discourage takeover attempts could reduce the market value of the Common Stock. See "Description of Capital Stock--Certain Certificate of Incorporation and ByLaw Provisions" and "Delaware Law and Certain Charter Provisions."

                                 COMPANY HISTORY

          The Company was founded in 1969 as a children's retailer. In 1989, the Company was purchased by D.G. Acquisition Corp. ("DG Acquisition"), a company owned by Ezra Dabah and certain members of his family, from Federated Department Stores. During fiscal 1990 and 1991, the Company experienced substantial losses due to, among other things, the legacy of its outmoded merchandising strategy of selling brands at discount prices and a poor real estate portfolio, including many stores in need of remodeling. Consequently, in 1991, Mr. Dabah, who was serving as Chairman of the Board of Directors, assumed the position of Chief Executive Officer and became involved in the Company's day-to-day operations. Mr. Dabah also recruited Stanley B. Silver, a seasoned retail executive, as Chief Operating Officer.

          Under the leadership of Messrs. Dabah and Silver, the Company's management team recognized that a strategy of selling branded merchandise at discount prices was not sustainable given the high occupancy costs associated with the Company's large, mall-based locations. Accordingly, the Company repositioned its merchandise strategy to one in which it would design, contract to manufacture and sell its own line of private label apparel and accessories under "The Children's Place" brand name at everyday value prices. At the same time, the new management team took steps to stabilize the Company's operations by closing approximately half of the Company's 170 stores and focusing the Company's operations in the eastern half of the United States. The Company also developed a new store prototype that reflected a reduction in average store size from 5,500 square feet to 3,500 square feet. In addition, in July 1992, management commenced negotiations with the Company's creditors, which resulted in a consensual restructuring of the Company's indebtedness by the end of 1993.

          By 1993, the Company had fully implemented its merchandising strategy and was exclusively selling its internally designed apparel and accessories under "The Children's Place" brand name at everyday value prices. As a result of the Company's successful implementation of its new merchandising strategy and its restructured real estate portfolio, the Company generated net income in fiscal 1993 and improved its operational performance in each succeeding year as it continued to refine its merchandising and operating strategies. However, debt repayment obligations prevented the Company from investing capital into the expansion of its store base. Accordingly, in late fiscal 1995, the Company began to look for new financing.

          In July 1996, the Company consummated private placement transactions with the SKM Investors and Nomura Holding America Inc. (the "Noteholder") (such transactions, collectively, the "1996 Private Placement"), which resulted in net proceeds to the Company of $37.4 million. These proceeds enabled the Company to repay a substantial portion of its outstanding indebtedness, redeem certain outstanding shares of Common Stock and begin to implement an aggressive program of opening new stores. From July 1, 1996 to July 17, 1997, the Company has increased the number of its stores from 93 to 130. For a full description of the 1996 Private Placement, see "Certain Relationships and Related Transactions."


                                 USE OF PROCEEDS

          The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby, after deducting the estimated underwriting discount and estimated expenses of the offering, are estimated to be $____ million, assuming an offering price of $_____ per share (the midpoint of the range shown on the cover page of this Prospectus). Of such net proceeds, the Company will use $20.5 million to pay the principal amount of, and accrued interest on, the Company's 12% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") held by the Noteholder. In addition, the Company will use $_____ million of the net proceeds from the offering to repurchase a warrant (the "Noteholder Warrant") held by the Noteholder and two-thirds of a warrant (the "Legg Mason Warrant") held by Legg Mason Wood Walker, Incorporated ("Legg Mason"). The amount to be used to repurchase the Noteholder Warrant and such portion of the Legg Mason Warrant will be adjusted proportionately with any change in the initial public offering price from $_____ per share. The balance of the net proceeds will be used (i) to reduce borrowings outstanding under the Company's senior revolving credit facility (the "Foothill Credit Facility") with Foothill Capital Corporation ("Foothill Capital") and (ii) for working capital and general corporate purposes. Pending such uses, the Company intends to invest the net proceeds of this offering in investment-grade, interest-bearing securities. See "Certain Relationships and Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

          In the event that the underwriters' over-allotment option is exercised, the Company will not receive any proceeds from the sale of shares pursuant to such option.

                                 DIVIDEND POLICY

          The Company has never paid dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future. It is the present intention of the Company's Board of Directors to retain any future earnings of the Company to finance its operations and the expansion of its business. The Foothill Credit Facility prohibits any payment of dividends. Any determination in the future to pay dividends will depend upon the Company's earnings, financial condition, cash requirements, future prospects, covenants in the Company's credit facility and any future debt instruments and such other factors as the Board of Directors deems appropriate at the time.


                                 CAPITALIZATION

          The following table sets forth the capitalization of the Company as of May 3, 1997 (i) as adjusted to give pro forma effect to the Stock Split and to the Series B Conversion and (ii) as further adjusted to give effect to the sale of the __________ shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $_____ per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with the historical financial statements of the Company and the notes thereto and the other financial information appearing elsewhere in this Prospectus.

                                                        AS OF MAY 3, 1997
                                                  PRO FORMA      AS ADJUSTED
                                                     (DOLLARS IN THOUSANDS)

Senior Subordinated Notes...................        $20,000           $_____
    Less: Unamortized discount..............       ($ 1,640)(1)       $_____
Other Long-term debt and capital lease
  obligations (less current portion)........        $   628(2)        $_____
Total Long-term debt and capital
 lease obligations (less current portion)...        $18,988           $_____
Stockholders' equity:
  Preferred Stock, $1.00 par value:
     Shares authorized - 1,000,000
     Shares outstanding - none
  Common Stock, $.10 par value:
     Shares authorized - 100,000,000
     Shares outstanding - pro forma
20,420,689(3); as adjusted _______..........         2,042            ______
  Additional paid-in capital................        57,081            ______
  Accumulated deficit(4)....................       (30,814)          (______)
                                                 -----------       -----------
     Total stockholders' equity.............        28,309            ______
                                                 -----------       -----------
     Total capitalization...................       $47,297           $______
                                                 ===========       ===========

(1) The unamortized discount on the Senior Subordinated Notes is attributable to the issuance of the Noteholder Warrant.

(2) Includes $600,000 of long-term debt repaid on May 28, 1997. See "Certain Relationships and Related Transactions- Certain Indebtedness."

(3) Does not include 2,739,348 shares issuable upon exercise of the Noteholder Warrant and the Legg Mason Warrant or shares issuable upon exercise of stock options outstanding on May 3, 1997.

(4) The as adjusted retained earnings (deficit) amount reflects the effect of an extraordinary item representing the write-off of unamortized debt issuance costs and unamortized debt discount, net of taxes, as a result of the repayment of the Senior Subordinated Notes in connection with this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    DILUTION

          As of May 3, 1997, the Company's net tangible book value was $26.8 million, or $1.31 per share of Common Stock (adjusted to give pro forma effect to the Stock Split and to the Series B Conversion). Dilution represents the difference between the amount per share of Common Stock paid by investors in this offering, and the net tangible book value per share of Common Stock after this offering. After giving effect to the sale by the Company of ___________ shares of Common Stock in this offering at an assumed initial public offering price of $_____ per share and the use of proceeds therefrom as described in "Use of Proceeds", the pro forma net tangible book value of the Company at May 3, 1997 would have been $____ million, or $____ per share of Common Stock. This represents an immediate increase in net tangible book value of $___ per share of Common Stock to the Company's existing stockholders, and an immediate dilution of $_____ per share of Common Stock to investors purchasing in this offering. This per share dilution is illustrated in the following table:

Assumed initial public offering price...........                    $_______
  Pro forma net tangible book value before this
   offering........................................       $ 1.31
  Increase in pro forma net tangible book value
   attributable to this offering(1)................       $ ____
Pro forma net tangible book value after this
   offering........................................                 $ ______
Dilution to investors purchasing in this offering..                 $ ______

----------

(1) Reflects the receipt of the net proceeds from the sale of ___________ shares of Common Stock in this offering and the use of $______________ million of such net proceeds to repurchase the Noteholder Warrant and two-thirds of the Legg Mason Warrant.


          The following table summarizes, as of May 3, 1997, the differences between the existing stockholders and the investors purchasing in this offering (adjusted to give pro forma effect to the Stock Split and to the Series B Conversion), with respect to the number of shares of Common Stock purchased, the total consideration paid and the average price per share of Common Stock paid. The determination of the total consideration and average price per share paid by existing stockholders has been based upon the consideration paid by stockholders to acquire the Company and subsequent contributions to the capital of the Company, net of amounts paid to redeem shares.


                                                                                                   AVERAGE
                                         SHARES  PURCHASED                 TOTAL CONSIDERATION     PRICE PER
                                      NUMBER          PERCENT           AMOUNT     PERCENT           SHARE
Existing stockholders...........    20,420,689         ____%         $59,242,000    ____%          $ 2.90
New investors..................     _________          ____%         $_________     ____%          $ ____
                                   ===========        ======       =============   ======         ==========
    Total......................     _________         100.0%         $_________    100.0%          $ _____
                                   ===========        ======       =============   ======         ==========

          The foregoing tables assume no exercise of outstanding stock options after May 3, 1997. At May 3, 1997, 1,444,080 shares of Common Stock were subject to outstanding options, at a weighted average exercise price of $2.68 per share, of which options for 288,816 shares were exercisable. To the extent any such stock options are exercised, there will be further dilution to new investors. See "Management--Stock Option and Other Plans for Employees--Stock Option Plans."


 SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

          The following table sets forth certain historical and pro forma financial and operating data for the Company. The selected historical financial data for the Company is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and notes thereto and other financial information appearing elsewhere in this Prospectus. The statement of operations data set forth below for fiscal 1994, 1995 and 1996, and the balance sheet data as of February 3, 1996 and February 1, 1997, have been derived from the Company's historical financial statements, which statements have been audited by Arthur Andersen LLP, independent public accountants ("Arthur Andersen"), as indicated in their report included elsewhere herein. The statement of operations data set forth below for fiscal 1993, and the balance sheet data as of January 29, 1994 and January 28, 1995, have been derived from the Company's historical financial statements audited and reported on by Arthur Andersen, which are not included in this Prospectus. The historical financial data for fiscal 1992 have been derived from the Company's historical financial statements audited by another independent public accounting firm, which are not included in this Prospectus. The historical information for the three months ended May 4, 1996 and May 3, 1997, and as of May 3, 1997, has been derived from the unaudited financial statements of the Company and reflects, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of, and the results for, such interim periods. The results of operations for the three months ended May 3, 1997 are not necessarily indicative of results to be expected for the full fiscal year.


                                                                      Fiscal Year Ended(1)                     Three Months Ended
                                           -----------------------------------------------------------------   ------------------
                                            January 30,  January 29,    January 28,    February 3,   February 1,   May 4,   May 3,
                                               1993        1994           1995           1996          1997        1996      1997
                                               ----        ----           ----           ----          ----       -----     ----
Statement of Operations Data:                                      (Dollars in thousands, except per share amounts)
Net sales...............................     $114,126     $96,649       $107,953     $122,060       $143,838     $30,438    $39,203
Gross profit............................       28,764      28,874         33,724       38,626        54,052       10,238     14,018
Selling, general and administrative
  expenses.............................        28,051      24,395         27,392       30,407        35,768       7,683       9,695
Pre-opening costs.......................           41          79            178          311           982          75         472
Depreciation and amortization..........         3,664       3,275          3,344        3,496         4,017         912       1,233
                                           ------------- -------------- -------------- ------------  ---------  ------------  -----
Operating income (loss)(2)                    (15,670)      1,125          2,810        4,412        13,285       1,568       2,618
Interest expense, net...................        2,562       1,150          1,303        1,925         2,884         518         828
Other (income) expense, net.............            0        (239)           481          797           879         403         100
                                           ------------- -------------- -------------- ------------ ----------  ------------ ------
Income (loss) before income taxes,
    extraordinary items and cumulative effect
   of accounting change ................      (18,232)        214          1,026        1,690         9,522         647       1,690
Provision (benefit) for income taxes(3).            0          53             54           36       (20,919)         10         679
                                              --------     -------         -------      -------     --------       ------     -----
Income (loss) before extraordinary items.     (18,232)        161            972        1,654        30,441         637       1,011
Extraordinary gains(4)..................            0      15,169            490            0             0           0           0
                                            ----------     --------        -------      --------    --------       -------    -----
Net income (loss)(5)....................      (18,232)     14,780          1,462        1,654        30,441         637       1,011
                                           ============= ============== ============== ========== ============= ===========  ======
Pro forma net income per common share...                                                               1.27                   $0.04
Pro forma weighted average common                                                                ===========             ==========
   shares outstanding(6)...............                                                          23,903,392              23,903,392
Pro forma supplemental net income per
   common share (7)...................



                                                              Fiscal Year Ended                                  Three Months Ended
                                              -----------------------------------------------------------------  ------------------
                                                 January 30,  January 29,  January 28,  February 3, February 1,   May 4,     May 3,
                                                  1993        1994            1995          1996       1997       1996      1997
                                                  ----        ----            ----          ----       ----       ----       ----
SELECTED OPERATING DATA:
Number of stores open at end of period.........      87          87             87           91        108         93         119
Comparable store sales increase (decrease) (8)(9)   9.8%       (2.7%)         13.0%        10.0%       8.6%       9.8%        5.0%
Average net sales per store
 (in thousands) (9)(10)............              $1,123      $1,124         $1,264       $1,362     $1,479       $331        $343
Average square footage per store (11)..........   5,049       4,954          4,786         4,528     4,284      4,496       4,232
Average net sales per gross square foot (9)(12)    $220        $226           $259          $292      $335        $73         $80

                                                                              At
                                            ------------------------------------------------------------------------------
                                               January 30,   January 29,  January 28,  February 3,  February 1,      May 3,
                                                 1993         1994          1995         1996         1997            1997
                                                                       (Dollars in thousands)
BALANCE SHEET DATA:
Working capital (deficit)...................     ($52,540)    ($11,621)    ($10,398)    ($17,630)      $11,951     $10,250
Total assets................................       31,107       26,600       26,556       32,073        64,479      65,934
Long-term debt..............................       66,311       23,719       21,626       15,735        20,504      20,248
Stockholders' equity (deficit)..............      (52,061)     (15,338)     (13,388)     (11,735)       27,298      28,309

-----------------------

(1) All references to the Company's fiscal years refer to the 52- or 53-week year ended on the Saturday nearest to January 31 of the following year. For example, references to fiscal 1996 mean the fiscal year ended February 1, 1997. Fiscal 1995 was a 53-week year.

(2) The operating income (loss) for fiscal 1992 included a reorganization and restructuring charge of $12.7 million related to a strategic operational restructuring plan to close 93 stores, reduce other stores' square footage and reduce other administrative overhead costs.

(3) The provision (benefit) for income taxes for fiscal 1996 reflected the reversal of a valuation allowance of $21.0 million on a net deferred tax asset. See Note 9 of the Notes to Financial Statements.

(4) Extraordinary gains during fiscal 1993 and fiscal 1994 represented forgiveness of debt in connection with a debt restructuring undertaken with the consent of the Company's creditors.

(5) Net income for fiscal 1993 included a $550,000 charge related to the cumulative effect of a change in accounting for inventory capitalization.

(6) Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average common shares outstanding. The pro forma weighted average common shares outstanding used in computing pro forma net income per share for fiscal 1996 and the first quarter of fiscal 1997 are based on the number of common shares and common share equivalents outstanding after giving effect to the (i) 1996 Private Placement described elsewhere in this Prospectus, (ii) the cancellation of the preferred stock discussed in Note 10 of the Notes to Financial Statements, (iii) the granting of management options in conjunction with the 1996 Private
     Placement as discussed in Note 11 of the Notes to Financial Statements and
     (iv) the Stock Split and the Series B Conversion described elsewhere in this Prospectus, as if all such events had occurred on the first day of fiscal 1996.

(7) The pro forma supplemental net income per share gives effect to (i) the elimination of interest expense on $20 million of the Senior Subordinated
     Notes assumed to have been repaid with a portion of the net proceeds from this offering and (ii) the issuance of ______________ shares of Common
     Stock in this offering, as if all such events had occurred on the first day of the period indicated. The pro forma weighted average common shares outstanding used in computing pro forma supplemental net income per common share are based upon the events described in footnote (6) and the issuance of shares in this offering.

(8) The Company defines comparable store sales as net sales from stores that have been open for more than fourteen months and have not been substantially remodeled during that time.

(9) For purposes of determining comparable store sales increase (decrease), average net sales per store and average net sales per gross square foot, fiscal 1995 results were calculated based on a 52-week year.

(10) Represents net sales from stores open throughout the full period divided by the number of such stores.

(11) Average square footage per store represents the square footage of stores open on the last day of the period divided by the number of such stores.

(12) Represents net sales from stores open throughout the full period divided by the gross square footage of such stores.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section, as well as those discussed in "Risk Factors" and elsewhere in this Prospectus. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following discussion of the Company's historical financial condition and results of operations should be read in conjunction with the historical financial statements and the notes thereto and the other financial information appearing elsewhere in this Prospectus.

          The Company's fiscal year ends on the Saturday closest to January 31 of the following year. The results for fiscal 1994, 1995, and 1996 represent the 52-week period ended January 28, 1995, the 53-week period ended February 3, 1996 and the 52-week period ended February 1, 1997, respectively.

GENERAL

          The Company is a leading specialty retailer of children's apparel and accessories. As of July 17, 1997, the Company operated 130 stores primarily in regional shopping malls in the eastern half of the United States. In July 1996, following the 1996 Private Placement, the Company began to implement an aggressive growth strategy designed to capitalize on its business strengths and its strong store economics. From July 1, 1996 through the end of fiscal 1996, the Company opened a total of 16 stores, growing to 108 stores. During fiscal 1997 through July 17, 1997, the Company has opened 22 stores. The Company intends to continue its expansion program and currently plans to open approximately 25 additional stores during the remainder of fiscal 1997 and at least 60 stores in fiscal 1998.

          As a result of increases in comparable store sales and the opening of new stores, the Company's net sales increased from $108.0 million in fiscal 1994 to $143.8 million in fiscal 1996 and operating income increased from $2.8 million to $13.3 million over the same period. During the past 12 months, the Company has concentrated on building the infrastructure necessary to manage its growth strategy, including the opening and remodeling of stores. During fiscal 1996 and the first quarter of fiscal 1997, the Company hired additional management personnel in the areas of store operations, real estate, store construction and finance. In fiscal 1998, the Company intends to relocate its distribution center to a larger facility and to install a warehouse management system to accommodate the Company's continued growth.

          The Company has achieved comparable store sales increases on an annual basis in each year following fiscal 1993. The Company defines its comparable store sales as net sales from stores that have been open for more than fourteen full months and that have not been substantially remodeled during that time. The Company reported comparable store sales growth over prior years of 13.0%, 10.0% and 8.6% during fiscal 1994, fiscal 1995 and fiscal 1996, respectively, and 5.0% in the first quarter of fiscal 1997. The Company believes that these increases were primarily the result of a successful merchandising and operational repositioning of the Company, including the restructuring of its real estate portfolio. The Company does not expect comparable store sales to continue to increase at rates similar to those that it has experienced in recent years.

          The Company incurs significant store pre-opening costs, consisting primarily of payroll, supply and advertising expenses. The Company's policy is to expense these pre-opening costs as incurred.

          The Company anticipates repaying the $20.0 million principal amount of the Senior Subordinated Notes, together with accrued interest, out of the net proceeds of its initial public offering. Consequently, the Company expects to incur a non-cash, extraordinary charge to earnings during the third quarter of fiscal 1997 of approximately $2.3 million, resulting from the write-off of unamortized debt issuance costs and unamortized debt discount, net of taxes. This charge will negatively impact the Company's third quarter fiscal 1997 results of operations.

          During fiscal 1996 and the preceding fiscal years, the Company paid federal income taxes based on the Alternative Minimum Tax ("AMT") at an effective tax rate of 2% and minimum taxes in most states due to its utilization of its NOL carryforwards. At the end of fiscal 1996, management determined, based on the Company's results of operations and projected future results, that it was likely that the NOL carryforwards could be utilized in subsequent years to offset tax liabilities. As a result of this determination, the Company reversed a valuation allowance on the Company's deferred tax asset on its balance sheet. Accordingly, the Company's net income for fiscal 1997 and future years will require calculation of a tax provision based on statutory rates in effect. Until the NOL is fully utilized or expires, this tax provision will not be paid in cash (other than to the extent of the federal AMT and state minimum taxes) but will reduce the deferred tax asset on the balance sheet.

                              RESULTS OF OPERATIONS

          The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:


                                                                 Fiscal Year Ended                       Three Months Ended
                                                        -----------------------------------------    -----------------------
                                                        January 28,    February 3,   February 1,      May 4,         May 3,
                                                          1995            1996          1997            1996          1997
                                                        ----------     -----------   ----------       -------        -------
Net sales.........................................         100.0%            100.0%        100.0%      100.0%           100.0%
Cost of sales.....................................          68.8              68.4          62.4        66.4             64.3
                                                           -------           ------        ------       ------        --------
Gross profit .....................................          31.2              31.6          37.6        33.6             35.7
Selling, general and administrative expenses......          25.3              24.9          24.9        25.2             24.7
Pre-opening costs.................................           0.2               0.3           0.7         0.3              1.2
Depreciation and amortization.....................           3.1               2.8           2.8         3.0              3.1
                                                           -------           ------        ------       -------        -------
Operating  income.................................           2.6               3.6           9.2         5.1              6.7
Interest expense, net.............................           1.2               1.6           2.0         1.7              2.1
Other  expense, net...............................           0.5               0.6           0.6         1.3              0.3
                                                           -------           ------         ------      -------         -------
Income before income taxes and extraordinary item            0.9               1.4           6.6         2.1              4.3
Income tax provision (benefit)....................            --                --         (14.5)        --               1.7
Extraordinary gain................................           0.5                --           --          --               --
                                                           -------           ------        -------      -------         -------
Net income........................................           1.4%              1.4%          21.1%       2.1%            2.6%
                                                           =======           ======        =======      =======         =======

      THREE MONTHS ENDED MAY 3, 1997 COMPARED TO THREE MONTHS ENDED MAY 4, 1996

          Net sales increased by $8.8 million, or 28.9%, to $39.2 million during the first quarter of fiscal 1997 from $30.4 million during the first quarter of fiscal 1996. Net sales for the 11 new stores opened during the first quarter of fiscal 1997 and the 18 new stores opened during fiscal 1996 not yet qualifying as comparable stores contributed $7.4 million of the increase in net sales. During the first quarter of fiscal 1997, comparable store sales increased 5.0% and contributed $1.4 million of the increase in net sales. The first quarter of fiscal 1997 was being compared to a strong first quarter of fiscal 1996, in which comparable store sales increased 9.8%. The fiscal 1997 increase in comparable store sales was attributable in part to strength in the Company's big girls, legwear and newborn departments.

          Gross profit increased by $3.8 million to $14.0 million during the first quarter of fiscal 1997 from $10.2 million during the first quarter of fiscal 1996. As a percentage of net sales, gross profit increased to 35.7% in the first quarter of fiscal 1997 from 33.6% in the first quarter of fiscal 1996. The increase in gross profit as a percentage of net sales was principally due to the leveraging of the buying, distribution and occupancy expenses over a larger store base and increased sales volume. In addition, the Company improved its initial markup by 0.8% due to sourcing efficiencies.

          Selling, general and administrative expenses increased by $2.0 million to $9.7 million during the first quarter of fiscal 1997 from $7.7 million during the first quarter of fiscal 1996, but decreased as a percentage of net sales to 24.7% in the first quarter of fiscal 1997 from 25.2% in the first quarter of fiscal 1996. The decrease as a percentage of net sales was primarily due to a reduction in store payroll expense as a percentage of net sales and higher average store sales levels, partially offset by the Company's increased investment in its corporate infrastructure to support its planned new store expansion program.

          During the first quarter of fiscal 1997, pre-opening costs were $0.5 million as compared to $0.1 million during the first quarter of fiscal 1996, reflecting the opening of 11 new stores in the first quarter of fiscal 1997 as compared to two new stores during the first quarter of fiscal 1996.

          Depreciation and amortization amounted to $1.2 million in the first quarter of fiscal 1997 as compared to $0.9 million in the comparable prior year period. The increase in depreciation and amortization primarily relates to the increase in the number of stores.

          Interest expense, net, for the first quarter of fiscal 1997 was $0.8 million, or 2.1% of net sales, as compared to $0.5 million, or 1.7% of net sales, in the comparable prior year period. The increase in interest expense was primarily due to interest on the Senior Subordinated Notes, which were not outstanding during the prior year period.

          Other expense, net, for the first quarter of fiscal 1997 amounted to $0.1 million, or 0.3% of net sales, as compared to $0.4 million, or 1.3% of net sales, in the comparable quarter of the prior year. During the first quarter of fiscal 1997, other expenses were primarily comprised of an anniversary fee on the Foothill Credit Facility. During the first quarter of fiscal 1996, other expenses were primarily comprised of anniversary and credit agreement amendment fees relating to the Foothill Credit Facility.

          Income before income taxes and extraordinary items increased by $1.0 million to $1.7 million during the first quarter of fiscal 1997 from $0.6 million during the first quarter of fiscal 1996. As a percentage of net sales, income before income taxes increased to 4.3% during the first quarter of fiscal 1997 from 2.1% during the first quarter of fiscal 1996 due to the factors discussed above.

          During the first quarter of fiscal 1997, the Company recorded a tax provision for federal, state and local taxes of $0.7 million, or 1.7% of net sales, which reflected an effective tax rate of approximately 40.0%. During the first quarter of fiscal 1996, the Company recorded a tax provision for state minimum taxes and the federal AMT. No other federal tax provision was recorded in the first quarter of fiscal 1996 due to the Company's NOL.

          The Company had net income of $1.0 million and $0.6 million for the first quarter of fiscal 1997 and the first quarter of fiscal 1996, respectively.

       YEAR ENDED FEBRUARY 1, 1997 COMPARED TO YEAR ENDED FEBRUARY 3, 1996

          Net sales increased by $21.8 million, or 17.8%, to $143.8 million during fiscal 1996 from $122.1 million in fiscal 1995. Net sales for the 18 new stores opened and the five stores remodeled during fiscal 1996, and for those stores opened or remodeled during fiscal 1995 not yet qualifying as comparable stores, contributed $17.9 million of the increase in net sales. Comparable store sales, restated to reflect a comparable 52-week period, increased by 8.6% and contributed approximately $8.6 million of the increase in net sales. Comparable store sales increased by 10.0% in fiscal 1995. The increase in comparable store sales reflected the strength of the Company's newborn, underwear and accessory departments. The above increases were offset by the closure of five stores during fiscal 1995 and one store during fiscal 1996, which in the aggregate generated a net sales decrease of $3.5 million in fiscal 1996 as compared to fiscal 1995. In addition, fiscal 1995 was a 53-week year, and that extra week contributed $1.2 million to fiscal 1995 net sales.

          Gross profit increased by $15.4 million to $54.1 million during fiscal 1996 from $38.6 million during fiscal 1995. As a percentage of net sales, gross profit increased to 37.6% during fiscal 1996 from 31.6% during fiscal 1995. Merchandise margins improved 4.9% from the previous year primarily due to higher initial markups and a reduction in the markdown rate. In addition, the Company's buying, distribution and occupancy expenses decreased as a percentage of net sales due to the increased store base and sales volume.

          Selling, general and administrative expenses increased by $5.4 million to $35.8 million during fiscal 1996 from $30.4 million during fiscal 1995, but remained constant at 24.9% of net sales in both fiscal years. The $5.4 million increase was primarily due to the operation of an increased number of stores. In addition, there were increased management incentive bonuses, advertising costs and expenses related to the expansion of the real estate and store construction functions to support the Company's growth strategy. However, as a result of the increased store base and sales volume, these additional expenses did not increase selling, general and administrative expenses as a percentage of net sales.

          During fiscal 1996, pre-opening costs were $1.0 million, or 0.7% of net sales, as compared to $0.3 million, or 0.3% of net sales, during fiscal 1995. The increase in pre-opening costs reflects the opening of 18 stores in fiscal 1996 as compared to 9 stores in fiscal 1995.

          Depreciation and amortization amounted to $4.0 million in fiscal 1996, or 2.8% of net sales, as compared to $3.5 million, or 2.8% of net sales, in fiscal 1995. The increase in depreciation and amortization was primarily due to new stores.

          Interest expense, net, for fiscal 1996 totaled $2.9 million, or 2.0% of net sales, as compared to $1.9 million, or 1.6% of net sales, in the prior year. The increase in interest expense in fiscal 1996 was due primarily to interest on the Senior Subordinated Notes issued during fiscal 1996, partially offset by reduced borrowings under the Foothill Credit Facility and the elimination of interest expense on various loans repaid by the Company with proceeds from the 1996 Private Placement.

          Other expense, net, for fiscal 1996 amounted to $0.9 million, or 0.6% of net sales, as compared to $0.8 million, or 0.6% of net sales, in fiscal 1995. During fiscal 1996, other expenses were comprised primarily of $0.4 million to reserve for costs to close a non-performing store and $0.4 million in anniversary and credit agreement amendment fees related to the Foothill Credit Facility. During fiscal 1995, other expenses were comprised primarily of $0.4 million in fees and related legal and professional costs associated with the Foothill Credit Facility and $0.4 million for professional, legal and settlement costs related to the Company's restructuring. Income before income taxes and extraordinary items increased by $7.8 million to $9.5 million during fiscal 1996 from $1.7 million during fiscal 1995 and increased to 6.6% of net sales in fiscal 1996 from 1.4% of net sales in fiscal 1995 due to the factors discussed above.

          During fiscal 1996, the Company recorded an income tax benefit of $20.9 million. This income tax benefit primarily resulted from the reversal of a valuation allowance of $21.0 million on a net deferred tax asset, based on the Company's results of operations in fiscal 1996 and projected future results. For fiscal 1995, the Company recorded a tax provision for state minimum taxes and the federal AMT. No other federal tax provision was recorded by the Company in fiscal 1995 due to its NOL.

          The Company had net income of $30.4 million and $1.7 million for fiscal 1996 and fiscal 1995, respectively.

       YEAR ENDED FEBRUARY 3, 1996 COMPARED TO YEAR ENDED JANUARY 28, 1995

          Net sales increased by $14.1 million, or 13.1%, to $122.1 million during fiscal 1995 from $108.0 million in fiscal 1994. Net sales for the nine new stores opened and the 12 stores remodeled during fiscal 1995, and for those stores opened or remodeled during fiscal 1994 not yet qualifying as comparable stores, contributed $9.0 million of the increase in net sales. Comparable store sales during fiscal 1995 increased by 10.0% and contributed $8.3 million of the increase in net sales. Comparable store sales had increased by 13.0% in fiscal 1994. The fiscal 1995 increase in comparable store sales reflected the strength of the Company's newborn and baby boy and big girl departments along with the expansion of the underwear/legwear departments. The above increases were offset by the closing of five stores during fiscal 1995 and six stores during fiscal 1994, which in the aggregate generated a net sales decrease of $4.8 million in fiscal 1995 as compared to fiscal 1994. In addition, fiscal 1995 was a 53-week year, with the extra week contributing $1.6 million to fiscal 1995 net sales.

          Gross profit increased by $4.9 million to $38.6 million during fiscal 1995 from $33.7 million during fiscal 1994. As a percentage of net sales, gross profit increased to 31.6% during fiscal 1995 from 31.2% in fiscal 1994. The increase as a percentage of net sales during fiscal 1995 was attributable to increased leverage of store occupancy costs resulting from the higher sales volume and a higher initial markup, partially offset by a higher markdown rate and increased merchandise design expenses.

          Selling, general and administrative expenses increased by $3.0 million to $30.4 million during fiscal 1995 from $27.4 million during fiscal 1994, but decreased as a percentage of net sales to 24.9% in fiscal 1995 from 25.3% in fiscal 1994. The increase in selling, general and administrative expenses was primarily due to the increased number of stores in operation and the introduction of the Company's proprietary credit card program. The decrease in selling, general and administrative expenses as a percentage of net sales was primarily the result of improved store payroll productivity and a reduction in corporate overhead expenses as a percentage of net sales due to the Company's larger store base and increased sales volume.

          During fiscal 1995, pre-opening costs were $0.3 million, or 0.3% of net sales, as compared to $0.2 million, or 0.2% of net sales, in fiscal 1994, reflecting the opening of nine stores in fiscal 1995 as compared to six stores in fiscal 1994.

          Depreciation and amortization amounted to $3.5 million in fiscal 1995, or 2.8% of net sales, as compared to $3.3 million, or 3.1% of net sales, in fiscal 1994. The increase in depreciation and amortization was primarily due to new and remodeled stores.

          Interest expense, net, for fiscal 1995 was $1.9 million, or 1.6% of net sales, as compared to $1.3 million, or 1.2% of net sales, in fiscal 1994. The increase in fiscal 1995 interest expense was due primarily to interest on borrowings under the Foothill Credit Facility.

          Other expense, net, for fiscal 1995 amounted to $0.8 million, or 0.6% of net sales, as compared to $0.5 million, or 0.5% of net sales, in fiscal 1994. During fiscal 1995, other expenses were comprised primarily of $0.4 million in fees and related legal and professional costs associated with the Foothill Credit Facility and $0.4 million for professional, legal and settlement costs related to the Company's restructuring. During fiscal 1994, other expenses primarily comprised professional, legal and settlement costs related to the Company's restructuring.

          Income before income taxes and extraordinary items increased by $0.7 million to $1.7 million during fiscal 1995 from $1.0 million during fiscal 1994 and increased to 1.4% of net sales in fiscal 1995 from 0.9% of net sales in fiscal 1994 due to the factors discussed above.

          The Company's recorded income tax provision for fiscal 1995 and fiscal 1994 represented a provision for state minimum taxes and the federal AMT. No other federal tax provision was recorded due to the use of the Company's NOL.

          In fiscal 1994, the Company recorded an extraordinary gain of $0.5 million relating to the forgiveness of debt.

          The Company had net income of $1.7 million and $1.5 million for fiscal 1995 and fiscal 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES

          During its three most recent fiscal years and the first quarter of fiscal 1997, the Company's primary uses of cash have been to finance new store openings, purchase inventory, provide for working capital and make required principal and interest payments on its debt. Until the 1996 Private Placement, the Company met its cash requirements through cash flow from operations, the sale of equity securities and borrowings under its lines of credit. Since the 1996 Private Placement, the Company has been able to meet its cash needs, including those associated with the opening of new stores, principally by using cash flow from operations and, to a lesser extent, borrowings under the Foothill Credit Facility.

          Cash flows provided by operating activities were $1.3 million, $7.7 million and $7.8 million in fiscal 1994, 1995 and 1996, respectively, and $1.1 million and $1.4 million in the first quarter of fiscal 1996 and 1997, respectively. The increase in cash flows from operating activities in fiscal 1995 was primarily the result of an increase in accounts payable. In fiscal 1996, cash flows from operating activities increased primarily as a result of an increase in net income, partially offset by a decrease in payables and an increase in other assets relating to deferred financing costs associated with the Senior Subordinated Notes. The increase in cash flows from operating activities during the first quarter of fiscal 1997 was due primarily to an increase in net income.

          Cash flows used in investing activities were $2.7 million, $6.9 million and $8.5 million in fiscal 1994, 1995, and 1996, respectively, and $0.9 million and $4.3 million in the first quarter of fiscal 1996 and 1997, respectively. Cash flows used in investing activities relate primarily to store openings and remodelings and computer equipment for the Company's executive offices. In fiscal 1994, 1995 and 1996, the Company opened 6, 9 and 18 stores while remodeling 3, 12 and 5 stores, respectively. In the first quarter of fiscal 1996 and 1997, the Company opened 2 and 11 stores while remodeling 1 and 3 stores, respectively.

          Cash flows provided by (used in) financing activities were $1.2 million, ($0.5) million and $3.5 million in fiscal 1994, 1995, and 1996, respectively, and ($0.1) million and $0.3 million in the first quarter of fiscal 1996 and 1997, respectively. The decrease in cash flows from financing activities in fiscal 1995 was primarily the result of the net repayments on long-term debt, partially offset by higher borrowings under the Foothill Credit Facility and lower payments on obligations under capital leases. In fiscal 1996, cash flows from financing activities increased as a result of the 1996 Private Placement with the SKM Investors and the Noteholder. The net proceeds of the 1996 Private Placement were used to redeem Common Stock, repay existing long-term debt and reduce outstanding borrowings under the Foothill Credit Facility. The increase in cash flows from financing activities during the first quarter of fiscal 1997 as compared to the first quarter of fiscal 1996 related primarily to the repayment of long-term debt during the 1996 period.

          The Company has a $20.0 million working capital revolving credit facility with Foothill Capital. As of February 1, 1997, there were no amounts borrowed under the Foothill Credit Facility, and as of May 3, 1997 a total of $0.7 million had been borrowed under the Foothill Credit Facility. In addition, as of February 1, 1997 and May 3, 1997, the Company had outstanding $4.7 million and $6.9 million, respectively, in letters of credit under the Foothill Credit Facility. The Company is currently finalizing an amended credit facility with Foothill Capital to increase the Foothill Credit Facility from $20.0 million to $30.0 million (including an increase in the sublimit for letters of credit from $10.0 million to $20.0 million). The amount that may be borrowed by the Company under the amended credit facility would depend upon the levels of inventory and accounts receivable. The aggregate amounts available before taking into consideration borrowings outsanding, as of February 1, 1997 and May 3, 1997 were $11.9 million and $13.7 million, respectively. Amounts outstanding under the amended credit facility would bear interest at a floating rate equal to the reference rate of Norwest Bank Minnesota N.A. or, at the Company's option, the 30-day LIBOR Rate plus a pre-determined spread. The LIBOR spread would be 1 1/2% or 2%, depending upon the Company's financial performance from time to time. Borrowings under the amended credit facility would mature in April 2000. It is contemplated that the amended credit facility would require the Company to maintain specified minimum levels of tangible net worth and working capital as well as a minimum current ratio, would impose certain limitations on the Company's annual capital expenditures, and would include other affirmative and negative covenants. The Company does not believe that these covenants would interfere with its business or the implementation of its growth strategy. Like the existing facility, the proposed amended credit facility would be secured by a first priority security interest in all assets of the Company. There can be no assurance that the Company will enter into an amended credit facility with Foothill Capital on these, or any, terms.

          In July 1996, the Company consummated the 1996 Private Placement with the SKM Investors and the Noteholder, which resulted in net proceeds to the Company of $37.4 million. These net proceeds were used to repay certain outstanding indebtedness and to redeem certain outstanding shares of Common Stock. The successful completion of the 1996 Private Placement enabled the Company to implement a growth strategy built on opening new stores through the reinvestment of operating cash flow which had previously been dedicated to debt repayment obligations. See "Certain Relationships and Related Transactions."

          The Company obtained a waiver from Foothill Capital and an amendment from the Noteholder with respect to the capital expenditure limitations for fiscal 1996 under the Foothill Credit Facility and the Senior Subordinated Notes. The waiver and amendment enabled the Company to open additional stores in connection with its expansion. Management believes that the Company would be able to comply with the capital expenditure limitation and other financial covenants that would be contained in the proposed amended Foothill Credit Facility.

          During fiscal 1995, fiscal 1996 and the first quarter of fiscal 1997, the Company incurred capital expenditures of $6.9 million, $8.5 million and $4.3 million, respectively. In a typical new store, capital expenditures (net of landlord contribution) approximate $0.2 million. In addition, a new store typically requires a $0.1 million investment in inventory (net of merchandise payables) and other pre-opening expenses. Management anticipates that total capital expenditures in fiscal 1997, relating primarily to new and remodeled stores and ongoing store maintenance programs, will be approximately $15.2 million. Management plans to fund these capital expenditures from cash flow from operations.

          The Company believes that its current financing arrangements and its anticipated level of internally generated funds will be adequate to fund its capital requirements for at least the next 18 to 24 months. The Company's capital needs consist of working capital expenditures, including inventory and capital expenditures relating to new and remodeled stores, expenditures for computer hardware and software required in connection with the Company's growth, and interest payments on indebtedness. The Company's ability to meet these capital requirements, and its continued need for external financing, will depend on its ability to generate cash from operations and successfully implement its store expansion plans.

QUARTERLY RESULTS AND SEASONALITY

          The Company's quarterly results of operations have fluctuated and are expected to continue to fluctuate materially depending on a variety of factors, including the timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays, changes in the Company's merchandise mix and overall economic conditions.

          The Company's business is also subject to seasonal influences, with heavier concentrations of sales during the holiday and back-to-school seasons. As is the case with many retailers of apparel and related merchandise, the Company typically experiences lower net sales during the first two fiscal quarters. The Company has experienced first and second quarter losses in the past and may experience such losses in the future. Because of these fluctuations in net sales and net income (loss), the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Risk Factors--Fluctuations in Quarterly Results and Seasonality."

          The following table sets forth certain statement of operations data and operating data for each of the Company's last nine fiscal quarters and the percentage of net sales represented by the line items presented. The quarterly statement of operations data and selected operating data set forth below were derived from unaudited financial statements of the Company and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for these fiscal quarters.


                                                        Fiscal                                  Fiscal                     Fiscal
                                                         1995                                    1996                       1997
                                       ----------------------------------------  ------------------------------------- ------------
                                        First      Second     Third      Fourth   First     Second   Third     Fourth      First
                                       Quarter     Quarter    Quarter    Quarter  Quarter   Quarter  Quarter   Quarter     Quarter
                                       -------     -------    -------    -------  -------   -------  -------   -------     -------
                                                             (Dollars in thousands)

Statement of Operations Data:
Net sales............................. $25,433      $23,181   $33,713    $39,733  $30,438   $25,974  $40,353     $47,073    $39,203
Gross profit..........................   7,224        5,530    11,640     14,232   10,238     7,873   16,976      18,965     14,018
Operating income (loss)..............     (388)      (2,302)    3,100      4,002    1,568    (1,108)   6,348       6,477      2,618

As a Percentage of Net Sales:
Gross profit.........................     28.4%       23.9%      34.5%      35.8%    33.6%     30.3%    42.1%      40.3%       35.8%
Operating income (loss).............      (1.5)       (9.9)       9.2       10.1      5.2     (4.3)     15.7       13.8         6.7

SELECTED OPERATING DATA:
Comparable store sales increase.....      25.6%       19.0%       0.8%      3.5%     9.8%      6.2%     8.1%        9.7%       5.0%
Stores open at end of period........        90          90         94         91       93       95      104         108        119

                                    BUSINESS
OVERVIEW

          The Company is a leading specialty retailer of high quality, value-priced apparel and accessories for newborn to twelve year old children. The Company designs, contracts to manufacture and sells its products under "The Children's Place" brand name. As of July 17, 1997, the Company operated 130 stores, primarily located in regional shopping malls in the eastern half of the United States. The Company's net sales have increased from $96.6 million in fiscal 1993 to $143.8 million in fiscal 1996 and operating income has increased from $1.1 million in fiscal 1993 to $13.3 million in fiscal 1996. In the first quarter of fiscal 1997, net sales totaled $39.2 million as compared to $30.4 million in the first quarter of fiscal 1996. The Company has achieved comparable store sales increases over prior years of 13.0%, 10.0% and 8.6% during each of fiscal 1994, 1995 and 1996, respectively, and 5.0% in the first quarter of fiscal 1997. Net sales per gross square foot have increased from $226 in fiscal 1993 to $335 in fiscal 1996. These increases are primarily the result of a merchandising and operational repositioning of the Company over the last five fiscal years under the direction of the Company's current management team.

          In fiscal 1996, new stores for which fiscal 1996 was the first full year of operations had average net sales of $1,250,000. The average investment for these new stores, including capital expenditures (net of landlord contribution), initial inventory (net of merchandise payables) and pre-opening costs, was $371,000. New stores have generally achieved profitability within the first full quarter of operations, with average fiscal 1996 store level operating cash flow of approximately $288,000 (23.0% of net sales) for stores for which fiscal 1996 was the first full year of operations. In fiscal 1996, these stores yielded a cash return on investment of 77.6%.

          In July 1996, following a private financing in which the Company raised $37.4 million of net proceeds, the Company began to implement an aggressive growth strategy designed to capitalize on its business strengths and its strong store economics. From July 1, 1996 through the end of fiscal 1996, the Company opened a total of 16 new stores, growing to 108 stores. During fiscal 1997 through July 17, 1997, the Company has opened 22 stores. The Company intends to continue its expansion program and currently plans to open approximately 25 additional stores during the remainder of fiscal 1997 and at least 60 stores in fiscal 1998.

          The Company and other children's retailers capitalize on the fact that children typically require new clothes every season, and often more than once within a season. Industry sources estimate that the children's apparel market generated approximately $26.9 billion in retail purchases in calendar 1996. These sources estimate that total sales of children's apparel grew at a compound annual rate of approximately 4.6% between calendar 1991 and calendar 1996 and 5.7% from calendar 1995 to calendar 1996. In addition, there are approximately four million births in the United States each year. The Company believes that the size and growth of its market, coupled with its business strengths and expansion strategies, should provide significant opportunities for growth in the future.

 BUSINESS STRENGTHS AND STRATEGY

          The Company believes that its value-based, proprietary brand business strategy has been and will continue to be the key to its success as a specialty retailer. The following strengths have contributed to the success of the Company's merchandising and operating strategies:

          UNIQUE PRICE-VALUE POSITIONING. By offering quality clothing and accessories under "The Children's Place" brand name at prices 20% to 30% below most of its direct mall-based competitors, the Company believes that it has built a loyal base of customers who regularly purchase from the Company as their children grow. The Company believes that the value created by the price and quality of its merchandise has enabled it to establish a unique market position. See "--Merchandising" and "--Sourcing and Procurement."

          MERCHANDISING STRATEGY. The Company's merchandising strategy is built on the offering of key basic items at exceptional values, complemented by fashion items and accessories to create a fully coordinated look. The Company designs its merchandise to present a fresh and youthful image that management believes is unique to "The Children's Place" brand. See
"--Merchandising" and "--Sourcing and Procurement."

          STRONG BRAND IMAGE. The Company believes that it has built a strong brand image for "The Children's Place" by (i) selling its products exclusively in its own stores, (ii) creating a uniform appearance in merchandise presentation, (iii) providing a consistent selection of coordinated separates and accessories for children, and (iv) offering high quality products at value prices. The Company believes that these factors foster consumer loyalty to "The Children's Place" brand name. See "--Merchandising" and "--Company Stores."

          BROAD CONSUMER APPEAL. The Company believes that its merchandise assortment and high quality at everyday value pricing appeal to a broad range of consumers across all socioeconomic groups, enabling it to compete successfully in a wide range of regional shopping malls, outlet centers and other locations. See "--Company Stores."

          VERTICALLY INTEGRATED OPERATIONS. The Company controls the design, sourcing and sale of its private label children's apparel and accessories. The Company believes that the vertical integration of its operations, from in-house design to in-store presentation, enables the Company to identify and respond to market trends, uphold rigorous product quality standards and control the cost of its merchandise. See "--Merchandising" and "--Company Stores."

          EXPERT SOURCING. The Company combines management's extensive sourcing experience with a cost-based buying strategy. Management has established close, long-standing and mutually beneficial relationships with numerous manufacturers. Through these relationships and its extensive knowledge of component costs of apparel, the Company believes that it has been able to purchase high quality products at low costs. See "--Merchandising" and "--Sourcing and Procurement."

          PROVEN MANAGEMENT TEAM. The Company has a seasoned, highly experienced management team, with its twelve most senior members having an average of 17 years in the retail and/or apparel business and an average of eight years with the Company. The Company believes that management's substantial experience favorably positions the Company for future expansion. See "Management."

MERCHANDISING

          MERCHANDISE OFFERING. The Company's merchandise is divided into four divisions-- girlswear, boyswear, newborn and accessories. The Company's merchandise offers a balanced assortment of styles in fashionable colors and patterns, with the aim of consistently creating a fresh, youthful look that the Company believes is unique to "The Children's Place" brand. Each year the Company presents four major seasonal lines (spring, summer, back-to-school, holiday) and two transitional lines. Within each season, the Company offers a fresh assortment of coordinated basic and fashion apparel with complementary accessories designed to encourage multiple item purchases.

          EVERYDAY VALUE PRICING. The Company's pricing strategy is to set prices that the Company believes provide value to its customers and are below those of comparable quality products sold by most of its direct mall-based competitors. The Company employs this everyday value pricing strategy to attract and retain customers by allowing customers to make purchases without having to wait for special sales. The Company's mark-down policy is to systematically reduce prices on slow-moving merchandise.

          MERCHANDISE EXPANSION STRATEGY. The Company periodically evaluates opportunities for selective line extensions. In fiscal 1997, the Company introduced a new layette line and expanded its big boy and big girl departments to include size 16. The Company expects to continue to seek opportunities to expand its customer base and enhance the productivity of its stores through further development of existing merchandise categories and the continued introduction of new merchandise classifications.

          DESIGN AND PRODUCT DEVELOPMENT. Each of the Company's seasonal lines begins with the compilation of market intelligence regarding fashion trends approximately nine months before the season, through extensive European and domestic market research, the purchase of prototype samples, media, trade shows, fashion magazines, the services of fashion and color forecast organizations and analysis of prior season performance. Potential items are designed using computer aided design ("CAD") technology, giving the Company the opportunity to consider a wide range of style and fashion options.

          PLANNING AND ALLOCATION. The merchandise planning team creates a detailed purchasing plan for each season covering each department, each category and each key basic item, based on historical and current selling trends. The Company typically orders 90% of the purchasing plan five months before the season, saving 10% to respond quickly to new fashion trends and reorders of key basic items. The production process takes approximately four to five months from order confirmation to receipt of merchandise at the Company's distribution facility. The merchandise planning team also monitors current and future inventory levels on a weekly basis and analyzes sales patterns to predict future demand for various categories. The Company regularly monitors sales of each style and color and maintains some flexibility to adjust merchandise on order for future seasons or to accelerate delivery of merchandise. The merchandise planning team is also responsible for planning and allocating the merchandise to the stores based on each store's sales volume levels for each department, category and key basic item and other factors. See "Risk Factors--Merchandise Trends."

SOURCING AND PROCUREMENT

          After a product line is conceptualized and purchase levels are determined, the Company's sourcing team makes on-site visits to the Company's independent agents and various manufacturers to negotiate product costs and arrange delivery of merchandise manufactured to the Company's specifications.

          COST-BASED BUYING. The Company combines management's extensive sourcing experience with a cost-based buying strategy in order to lower costs and increase margins. Management believes it has a thorough understanding of the economics of apparel manufacturing, enabling the Company to determine the most cost-effective country and manufacturer from which to source each particular item. Relying on its supplier relationships and management's knowledge of component costs, the Company believes it has been able to arrange for the manufacture of high quality products at low cost. One important aspect of the Company's sourcing strategy is that its Chief Executive Officer, Ezra Dabah, who has over 25 years of apparel and buying experience, frequently travels to meet with the Company's agents and manufacturers.

          MANUFACTURERS. The Company's apparel is produced to its specifications by more than 50 independent manufacturers located primarily in the Far East and elsewhere in Asia. In fiscal 1996, the majority of the Company's merchandise was produced in Taiwan and Hong Kong. The remainder of the Company's merchandise was produced in Turkey, China, the United States and certain other countries. To broaden its sourcing base, the Company also has begun to source from manufacturers located in lower cost markets, such as the Philippines, Thailand and Sri Lanka. These three markets accounted for approximately 12% of the Company's total purchases in fiscal 1996, as compared to approximately 6% in fiscal 1995.

          The Company has no long-term contracts with its manufacturers and typically transacts business on an item-by-item basis at freight on board ("FOB") cost in United States dollars. The Company employs a Hong Kong trading company for purchases from China, Hong Kong and the Philippines, as well as commissioned independent agents elsewhere in the Far East and in Turkey to assist in sourcing and pre-production approval, production, inspection and ensuring timely delivery of merchandise. The Company has developed long-term, continuous relationships with key individual manufacturers and raw material suppliers which management believes have yielded numerous benefits, including quality control and favorable costs, and have afforded it flexible working arrangements and a steady flow of merchandise supply. See "Risk Factors-- Dependence on Unaffiliated Manufacturers."

          SYSTEMS. The Company employs a work-in-process tracking system that enables it to anticipate potential delivery delays and take action to mitigate the impact of such delays. By using this system together with the Company's purchase order and advanced shipping notification systems, the Company and its independent agents actively monitor the status of each purchase order from order confirmation to merchandise receipt. The Company is also pursuing software technologies to further enhance communication of the production and pre-approval status of its work-in-process directly from its overseas agents.

          QUALITY ASSURANCE. To ensure quality and promote consumer confidence in "The Children's Place" products, the Company utilizes its own, in-house quality assurance laboratory to test and evaluate all fabric and trimming materials against a comprehensive range of physical performance standards before bulk production can begin. The Company's director of quality control and/or the quality control personnel of the Company's independent agents visit the various manufacturing facilities to monitor the quality control and production process. With this focus on pre-production quality approval, the Company is generally able to detect and correct quality related problems before bulk production begins. The Company does not accept its finished apparel products until each purchase order receives formal certification of compliance from its agents' inspectors.

COMPANY STORES

          EXISTING STORES. As of July 17, 1997, the Company operated 130 stores, all of which are located in the eastern half of the United States. Most of the Company's stores are clustered in and around major metropolitan areas. The Company's stores are concentrated in major regional malls, with the exception of seven outlet stores and two urban street stores. The map and store list below set forth by state the number and location of stores operated by the Company:

     [MAP OF THE UNITED STATES INDICATING THE NUMBER OF STORE LOCATIONS BY
                         CITY AND STATE TO BE INSERTED]

          STORE ENVIRONMENT. The Company's prototype store measures approximately 3,500 square feet and features a design that incorporates light maple wood floors, fixtures and trim set against a white color scheme, accented by the hunter green used in the Company's logo. The Company believes that the environment created by its "apple-maple" prototype store promotes a shopping experience that is inviting and friendly. The store is brightly lit, featuring floor-to- ceiling glass windows that allow the Company's colorful fashions to attract customers from the outside. A customized grid system throughout the store's upper perimeter displays featured merchandise, marketing photographs and key basic item prices. Suspended signs direct customers to departments within the store where each merchandise line is displayed as a separate collection of coordinated basic and fashion items, with matching accessories. The Company believes that its merchandise presentation effectively displays "The Children's Place" look and creates a visually attractive selling environment that maximizes customer convenience and encourages the purchase of multiple items.

          To achieve uniform merchandise presentation and to maximize sales of coordinating items, store management is provided with detailed written and visual store plans that specify merchandise placement. Standardization of store design and merchandise presentation also promotes effective usage and productivity of selling space and maximizes customer convenience in merchandise selection. By seeking a uniform appearance in store design and merchandise presentation, the Company believes that it is able to maintain and enhance "The Children's Place" brand image.

          As of July 17, 1997, approximately 70% of the Company's stores (excluding outlet stores) are based on the new "apple-maple" prototype. The Company generally remodels its stores to the new prototype specifications as their leases are renewed. In many cases, conversion to the new prototype involves relocation within a mall as well as a significant reduction in space.

          STORE OPERATIONS. The Company's store operations are directed by the Company's Vice President of Store Operations, three regional managers and 15 district managers. Individual stores are managed by a store manager and up to three co-managers depending on sales volume. A typical store employs a number of full time and part time sales associates, and hires additional part time associates based on seasonal needs.

          Regional and district managers spend a majority of their work week on store selling floors, providing direction, motivation, training and support to field personnel. Store managers are responsible for supervising customer service, store presentation, staff scheduling, shrinkage control and seeing that the store achieves its planned sales goals. Customer service is a major focus for store management and sales associates, and continuing efforts are made to maximize selling productivity.

          The Company engages in an ongoing process of training management and sales associates in the areas of customer service, selling skills, merchandising, procedures and controls, utilizing visual aids, training manuals and training workshops.

          Management maintains a high level of communication between the central office and stores. Frequent downloads through the POS registers, biweekly mail packs to each store, voicemail and district manager conference calls augment the frequent store visits by the regional and district managers. In addition, quarterly home office and district manager meetings engender a strong team culture. The Company is continuing to improve the communication between the central office and its stores with the use of new technology.

STORE EXPANSION PROGRAM

          In mid-1996, the Company began implementing an aggressive growth strategy designed to capitalize on its business strengths and its strong store economics. From July 1, 1996 to the end of fiscal 1996, the Company opened 16 stores. During fiscal 1997 through July 17, 1997, the Company has opened 22 stores. The Company intends to continue its store expansion program and currently plans to open approximately 25 additional stores during the remainder of fiscal 1997 (of which 19 have fully executed leases) and at least 60 stores in fiscal 1998. The Company believes that its value pricing and its merchandise assortment appeal to customers in all socioeconomic groups, affording it substantial expansion opportunities. There are hundreds of regional malls, street locations and outlet centers in the United States that the Company believes would be suitable sites for the Company's stores.

          The Company's expansion strategy focuses primarily on mall-based locations. The regional malls which the Company targets are typically high volume centers, generally measuring one million square feet or more, having at least three department stores or other anchor tenants and various specialty retailers, as well as several entertainment features (such as restaurants, a food court and/or movie theaters). The Company conducts extensive analyses of potential store sites, taking into account the performance of other specialty retail tenants, the existing anchor stores and other stores, the size, type and average sales per square foot of the mall and the demographics of the surrounding area. The most important consideration for the Company in evaluating a store location within a mall is placement of the store relative to mall traffic patterns. In addition, the Company continuously evaluates opportunities to add stores in other types of locations, such as outlet centers and urban street locations. The Company intends to focus its expansion by establishing clusters of stores in states in which it already has stores or in contiguous states in order to strengthen "The Children's Place" brand name recognition. See "Risk Factors--Aggressive Growth Strategy."

MARKETING

          ADVERTISING AND PROMOTION. The Company strives to enhance its reputation and image in the marketplace and build recognition and equity in "The Children's Place" brand name by advertising its image, product and message through in-store photographs and product displays, direct mail and, to a lesser extent, regional and national print media. The Company's point of purchase marketing strategy uses high image visuals to highlight the individual departments and seasonal fashion looks, promoting key basic items at price points representing exceptional value, and focusing on store-front and window displays to attract customers into the stores. The Company primarily relies on mall-based traffic and its reputation, loyal customer base and brand image to generate sales. Moreover, instead of relying on special holiday or one-day promotions to stimulate sales, the Company relies on its everyday value pricing strategy to attract customers. To encourage larger purchases, the Company periodically distributes coupons providing a discount on purchases above a specified minimum.

          PROPRIETARY CREDIT CARD. The Company views the use of a proprietary credit card as an important marketing and communication tool and introduced "The Children's Place" credit card in January 1995. The number of holders of the Company's proprietary credit card has grown to over 250,000, and these customers accounted for approximately 15% of the Company's fiscal 1996 net sales. The Company believes that its proprietary credit card promotes affinity and loyalty among those customers who use the card and facilitates communication with such customers through delivery of coupons and promotional materials. The Company markets its proprietary credit card by offering customers who apply for a card a 15% discount on their initial purchase using the card. The Company's average dollar sale to customers using "The Children's Place" card has been substantially higher than the Company's overall average dollar sale. The Company's credit card operations are conducted through a third party credit card service. See "Risk Factors-Proprietary Credit Card."

 MANAGEMENT INFORMATION SYSTEMS

          The Company's management information and electronic data processing systems consist of a full range of retail, financial and merchandising systems, including purchase order management, importing, inventory planning and control, inventory distribution, sales reporting and accounts payable. These systems operate on a Hitachi EX/27 platform mainframe computer and utilize a combination of third party and proprietary software packages. Management views technology as an important tool in efficiently supporting its rapid growth and maintaining a competitive industry position.

          Unit and dollar sales information is updated daily in the merchandise reporting systems by polling each store's POS terminals. Through automated nightly two-way electronic communication with each store, sales information, payroll hours and other store initiated transfers are uploaded to the host system, and price changes and other information are downloaded through the POS devices. Information obtained from such daily polling generally results in automatic merchandise replenishment in response to the specific stock keeping unit ("SKU") requirements of each store. The Company evaluates information obtained through daily reporting to identify sales trends and to implement merchandising decisions regarding markdowns and allocation of merchandise.

          The Company is committed to utilizing technology to further enhance its competitive position. In this regard, the Company is scheduled to install a warehouse management system during fiscal 1998 in connection with the planned relocation of its distribution center. The Company also intends to replace its POS software during fiscal 1998 to enhance customer service and communication between the Company's central office and its stores. See "Risk Factors--Reliance on Information Systems."

DISTRIBUTION

          All merchandise is currently received, inspected, processed and distributed through the Company's 65,000 square foot leased distribution facility at its headquarters in West Caldwell, New Jersey. In light of its stringent quality assurance procedures implemented during the manufacturing process, the Company has been able to substantially reduce the physical inspection of garments received at the distribution facility. Accordingly, most merchandise "flows through" within one business day of its receipt at the distribution facility and is shipped directly to stores each weekday by commercial carrier, reducing costs and expediting delivery to the Company's stores. The Company intends to move its distribution center to a larger facility during fiscal 1998 to accommodate the Company's continued growth and is evaluating suitable sites for, and whether to purchase or lease, such new facility. See "Risk Factors--Disruptions in Receiving and Distribution."

COMPETITION

          The children's apparel retail business is highly competitive. The Company competes in substantially all of its markets with GapKids, BabyGap and Old Navy (each of which is a division of The Gap, Inc.), The Gymboree Corporation, Limited Too (a division of The Limited, Inc.), J.C. Penney Company, Inc., Sears, Roebuck and Co. and other department stores that sell children's apparel and accessories, as well as certain discount stores such as Wal-Mart Stores, Inc. and Kids "R" Us (a division of Toys "R" Us, Inc.). The Company also competes with a wide variety of local and regional specialty stores and with other national retail chains and catalog companies. One or more of its competitors are present in substantially all of the malls in which the Company has stores. Many of the Company's competitors are larger than the Company or have access to significantly greater financial, marketing and other resources than the Company.

          The Company believes that the principal factors of competition in the Company's marketplace are perceived value, price, quality, merchandise assortment, brand name recognition, customer service, and a friendly store environment. Management believes that the Company has been able to effectively compete against other retailers of children's apparel because of its reputation in the marketplace and consistent merchandise offering of high quality, everyday value- priced childrenswear, sold in a friendly environment. See "Risk Factors-Competition."

TRADEMARKS AND SERVICE MARK

          Each of "The Children's Place," "Baby Place," "The Place," "TCP" and "Authentic Tiny Tee" has been registered as a trademark and/or a service mark with the United States Patent and Trademark Office. The registration of the trademarks and the service marks may be renewed to extend the original registration period indefinitely, provided the marks are still in use. The Company intends to continue to use and protect its trademarks and service marks and maintain their registrations. The Company also intends to take action to protect its trademarks in certain foreign countries. The Company believes its trademarks and service marks have received broad recognition and are of significant value to the Company's business.

PROPERTIES

          The Company's executive offices and distribution center are located in West Caldwell, New Jersey, and are occupied under the terms of a lease covering approximately 92,000 square feet. The Company expects to relocate its offices and distribution center during fiscal 1998 but may continue to be obligated on its current lease until its expiration in March 1999. Many of the Company's store leases contain provisions requiring landlord consent to a change in control of the Company. Such provisions may be triggered by this offering or future offerings of securities by the Company. However, the Company believes that because of its good relations with its landlords and because most of its leases are at market rents, these provisions should not have a material adverse effect on the Company.

          All of the Company's existing store locations are leased by the Company, with lease terms expiring between 1998 and 2008 and with an average unexpired lease term of 7.5 years. The leases for most of the existing stores are for terms of ten years and provide for contingent rent based upon a percent of sales in excess of specified minimums. Leases for future stores will likely include similar contingent rent provisions.

 EMPLOYEES

          As of May 3, 1997, the Company had approximately 630 full-time employees, of whom approximately 150 are based at the Company's headquarters and distribution center, and approximately 1,150 part-time employees. None of the Company's employees is covered by a collective bargaining agreement. The Company believes its relations with its employees are good.

LEGAL PROCEEDINGS

          The Company is involved in various legal proceedings from time to time incidental to the conduct of its business. In the opinion of management, any ultimate liability arising out of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth certain information with respect to the executive officers of the Company:

NAME                              AGE            POSITION

Ezra Dabah...................      43   Chairman of the Board of
                                        Directors and Chief Executive
                                        Officer
Stanley B. Silver............      59   President, Chief Operating
                                        Officer and Director
Seth L. Udasin...............      41   Vice President, Chief Financial
                                        Officer and Treasurer
Steven Balasiano.............      34   Vice President, General Counsel and
                                        Secretary
Mario A. Ciampi..............      37   Vice President - Real Estate &
                                        Construction
Ed DeMartino.................      46   Vice President - Management Information
                                        Systems
Robert Finkelstein..........       45   Vice President - Merchandising Planning
                                        and Allocation
Nina L. Miner...............       48   Vice President - Design and Product
                                        Development
Salvatore W. Pepitone.......       50   Vice President - Distribution Center
Mark L. Rose................       32   Vice President - Sourcing and Production
Susan F. Schiller...........       36   Vice President - Store Operations
Diane M. Timbanard..........       52   Vice President - Merchandising Manager

          EZRA DABAH has been Chief Executive Officer of the Company since 1991 and Chairman of the Board and a Director since purchasing the Company in 1989 with certain members of his family. Mr. Dabah has more than 25 years of apparel and buying experience. From 1972 to May 1993, Mr. Dabah was a director and an executive officer of The Gitano Group, Inc. and its affiliates (collectively, "Gitano"), a company of which Mr. Dabah and certain members of his family were principal stockholders and which became a public company in 1988. From 1973 until 1983, Mr. Dabah was in charge of product design and procurement for Gitano. In 1983, Mr. Dabah founded and became President of a children's apparel importing and manufacturing division for Gitano which later became an incorporated subsidiary, Eva Joia Incorporated ("E.J. Gitano"). Mr. Dabah is Stanley Silverstein's son-in-law and Nina Miner's brother-in-law. See "Certain Relationships and Related Transactions--Dabah Family and Gitano Legal Proceedings" for information concerning certain legal proceedings involving Mr. Dabah.

          STANLEY B. SILVER has been President and Chief Operating Officer of the Company since June 1996 and prior to that served as the Company's Executive Vice President and Chief Operating Officer since joining the Company in 1991. Mr. Silver has been a Director of the Company since July 1, 1996. Before joining the Company in 1991, Mr. Silver held various posts at Grand Met PLC and Mothercare PLC in the United Kingdom and The Limited, Inc. in the United States. Mr. Silver has over 25 years of retailing experience in Europe and the United States and currently serves as Chairman of the Retail Council of New York State.

          SETH L. UDASIN has been Vice President, Chief Financial Officer and Treasurer since 1996. Since joining the Company in 1983, Mr. Udasin has held various other positions, including Controller from 1988 to 1994 and Vice President - Finance from 1994 to 1996.

          STEVEN BALASIANO has been Vice President, General Counsel and Secretary since joining the Company in December 1995. Prior to joining the Company, Mr. Balasiano practiced law in the New York offices of the national law firms of Stroock & Stroock & Lavan LLP from 1992 to 1995 and Kelley
Drye & Warren from 1987 to 1992.

          MARIO A. CIAMPI has been Vice President - Real Estate and Construction since joining the Company in June 1996. Prior to joining the Company, Mr. Ciampi was a principal of a private consulting firm, specializing in retail and real estate restructuring, from 1991 to 1996, in which capacity he was retained as an outside consultant on the Company's real estate activities since 1991.

          ED DEMARTINO has been Vice President - Management Information Systems since 1991. Mr. DeMartino began his career with the Company in 1981 as a System Development Project Manager and was subsequently promoted to Director - MIS in 1989.

          ROBERT FINKELSTEIN joined the Company in 1989 as Vice President - Merchandise Planning and Allocation. Immediately prior to joining the Company, Mr. Finkelstein was a Director of Distribution for Payless Shoe Stores.

          NINA L. MINER has been Vice President - Design and Product Development since joining the Company in 1991. Before joining the Company, Ms. Miner held various management positions at E.J. Gitano. Ms. Miner is Stanley Silverstein's daughter and Ezra Dabah's sister-in- law.

          SALVATORE W. PEPITONE has been Vice President - Distribution Center since joining the Company in 1991. Prior to joining the Company, Mr. Pepitone was employed in a similar capacity by E.J. Gitano.

          MARK L. ROSE has been Vice President - Sourcing and Production since 1992. Mr. Rose joined the Company in 1990 and was promoted to Senior Product Buyer that year. Prior to joining the Company, Mr. Rose held various positions at Macy's.

          SUSAN F. SCHILLER has been Vice President - Store Operations since 1994. Ms. Schiller began her career with the Company as an Assistant Store Manager in 1985 and subsequently served in various positions, including Director of Store Communications from 1991 to 1993 and Director of Store Operations from 1993 to 1994.

          DIANE M. TIMBANARD has been Vice President - Merchandising Manager since joining the Company in 1991. Prior to joining the Company, Ms. Timbanard held various merchandising and management positions, including Vice President of Merchandising for Macy's.

          The following persons are the non-employee directors of the Company:

          STANLEY SILVERSTEIN, age 72, has been a Director of the Company since July 1, 1996. Mr. Silverstein also serves as Chairman of the Board of Directors of Nina Footwear, a company he founded with his brother in 1952. Mr. Silverstein is Nina Miner's father and Ezra Dabah's father-in-law.

          JOHN F. MEGRUE, age 39, has been a Director of the Company since July 1996. Mr. Megrue has been a partner of SKM Partners, L.P., which serves as the general partner of SKM and the SK Funds, since 1992. From 1989 to 1992, Mr. Megrue was a Vice President and Principal at Patricof & Co. and prior thereto he served as a Vice President at C.M. Diker Associates. Mr. Megrue also serves as Vice Chairman of the Board and Director of Dollar Tree Stores, Inc. and Chairman of the Board and Director of Hibbett Sporting Goods, Inc.

          DAVID J. ODDI, age 27, has been a Director of the Company since April 1997. Mr. Oddi joined SKM as an Associate in 1994 and is currently a Principal of SKM. Prior to joining SKM, Mr. Oddi was a financial analyst in the Leveraged Finance Group at Salomon Brothers Inc.

EXECUTIVE COMPENSATION

          The following table summarizes the compensation for fiscal 1996 for the Company's Chief Executive Officer and each of its four other most highly compensated executive officers:

                           SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------------------------
                                           Annual                       Long-Term            All Other
                                         COMPENSATION (1)             COMPENSATION (2)       COMPENSATION
  Name and                                                             Securities
 Principal Position               Salary($)            Bonus($)        Underlying                 ($)
                                                                       Options (#)
----------------------------------------------------------------------------------------------------------------------------------
Ezra Dabah                        $490,403            $ 383,604               0             $  708 (3)
Chairman of the
Board  and  Chief
Executive Officer
----------------------------------------------------------------------------------------------------------------------------------
Stanley B. Silver                 $325,778           $  203,934         249,000           $133,980 (4)
President and Chief
Operating  Officer
----------------------------------------------------------------------------------------------------------------------------------
Diane M. Timbanard                $228,846           $   89,396          99,600           $    590 (3)
Vice President -
Merchandising
Manager
----------------------------------------------------------------------------------------------------------------------------------
Nina L. Miner                     $191,461           $   77,957         149,400           $    456 (3)
Vice President -
Design and  Product
Development
----------------------------------------------------------------------------------------------------------------------------------
Mark L. Rose                      $173,634           $   68,544         149,400          $     647 (3)
Vice President -
Sourcing and
Production
----------------------------------------------------------------------------------------------------------------------------------
(1)    Includes bonuses earned in fiscal 1996, portions of which were paid in fiscal 1997.  Other annual compensation did not exceed $50,000 or
       10% of the total salary and bonus for any of the named executive officers.

(2) Each of the options granted becomes exercisable at the rate of 20% on or after six months following the date of grant and 20% on or after each of the first, second, third and fourth anniversaries of the date of grant.
       See "--Stock Option and Other Plans for Employees-Stock Option
       Plans."

(3)    Amounts shown consist of the Company's matching contributions under The
       Children's Place 401(k) Savings and Investment Plan.

(4)    Reflects the value of (i) the purchase, for $50,000, of shares of Common
       Stock valued at approximately $173,600 at the time of purchase, pursuant to an exercise of an option, and (ii) insurance premiums of $10,380 paid by the Company with respect to term life insurance for the benefit of Mr. Silver.


                       OPTIONS GRANTED IN LAST FISCAL YEAR

          The following table sets forth certain information concerning options granted during fiscal 1996 to each executive officer named in the Summary
Compensation Table. To date, no options have been exercised.

-----------------------------------------------------------------------------------------------------------------------------------
                               Number of                                                                     Potential Realizable
                               Securities           % of                                                   Value at Assumed Annual
                               Underlying           Total          Exercise           Expiration              Rates of Stock Price
                                 Options           Granted in      Price (2)           Date              Appreciation for Option
          Name                  Granted (1)        Fiscal 1996                                               Term (3)
                                                                                                            5%               10%
                                                                                                            --                ---
----------------------------------------------------------------------------------------------------------------------------------
Ezra Dabah                            0                0%               $0              N/A                    $0            $0
----------------------------------------------------------------------------------------------------------------------------------
Stanley B. Silver               249,000             17.2%            $2.68              6/28/06            420,400    1,064,262
-----------------------------------------------------------------------------------------------------------------------------------
Diane M. Timbanard               99,600             6.9%             $2.68              6/28/06            168,160      425,705
-----------------------------------------------------------------------------------------------------------------------------------
Nina L. Miner                   149,400             10.4%            $2.68              6/28/06            252,240      638,557
-----------------------------------------------------------------------------------------------------------------------------------
Mark L. Rose                    149,400             10.4%            $2.68              6/28/06            252,240      638,557
----------------------------------------------------------------------------------------------------------------------------------
(1)  Each of the options granted becomes exercisable at the rate of 20% on or after six months following the date of grant and 20% on or after each of the first, second, third and fourth anniversaries of the date of grant. See
     "-Stock Option and Other Plans for Employees-Stock Option Plans."

(2) The exercise price was fixed at the date of the grant and represented the fair market value per share of Common Stock on such date.

(3) In accordance with the rules of the Commission, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and do not reflect the Company's estimates or projections of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the option holders' continued employment through the option period, and the date on which the options are exercised.

COMPENSATION OF DIRECTORS

          Beginning with the consummation of the offering made hereby, each member of the Company's Board of Directors who is not an officer of the Company or an affiliate of the SKM Investors (any such director, an "Eligible Director") will receive an annual fee of $10,000 for serving on the Board. Such independent directors also will receive $1,000 for each Board or committee meeting attended plus reimbursement of expenses for each such meeting. All directors will be entitled to receive options under the Company's stock option plans. See "-Stock Option and Other Plans for Employees-- Stock Option Plans." Directors of the Company received no compensation, as directors, during the Company's last fiscal year.

 COMMITTEES OF THE BOARD OF DIRECTORS

          Subsequent to this offering, the Company intends to create a Compensation Committee and an Audit Committee of the Board of Directors. The Company expects that, following the completion of this offering, two independent directors will be elected to the Company's Board of Directors. All of the members of the Audit Committee and a majority of the members of the Compensation Committee will be outside directors.

EMPLOYMENT AGREEMENTS

          The Company is a party to employment agreements with Ezra Dabah and Stanley Silver.

         EZRA  DABAH

          Mr. Dabah's employment agreement (the "Dabah Agreement") provides that he will serve as Chairman and Chief Executive Officer of the Company from June 27, 1996 through June 27, 1999, at an initial salary of $480,000 per year, subject to annual review. Mr. Dabah's service after June 27, 1999 shall continue for successive three year periods, subject to termination in accordance with the termination provisions of the Dabah Agreement. Mr. Dabah is also entitled to receive a semi-annual bonus in an amount equal to the product of (x) 50% of his semi-annual base salary multiplied by (y) a pre-determined bonus percentage fixed by the Board of Directors for any stated six-month period of not less than 20% nor more than 200%, based on the Company's performance during such six-month period. The Dabah Agreement also provides for certain insurance and other benefits to be maintained and paid by the Company.

          The Dabah Agreement provides that if Mr. Dabah's employment is terminated by the Company without cause or for disability, or by Mr. Dabah for good reason or following a change in control (as each such term is defined in the Dabah Agreement), the Company will be required to pay Mr. Dabah three times his base salary then in effect, which amount will be payable within 30 days following his termination. Mr. Dabah also will be entitled to receive any accrued but unpaid bonus compensation and all outstanding stock options under the Company's stock option plans will immediately vest. If Mr. Dabah's employment is terminated for any of the above reasons, the Company also will be required, with certain exceptions, to continue to maintain life insurance, medical benefits and other benefits for Mr. Dabah for three years. The Dabah Agreement also provides that Mr. Dabah will not, with certain exceptions, engage or be engaged in a competing business for a period of five years following termination of his employment.

         STANLEY B. SILVER

          Mr. Silver's employment agreement (the "Silver Agreement") provides that he will serve as President and Chief Operating Officer of the Company from June 27, 1996, and that such service shall continue unless terminated in accordance with the termination provisions of the Silver Agreement, at an initial salary of $320,000 per year, subject to annual review. Mr. Silver also is entitled to receive a semi-annual bonus in an amount equal to the product of
(x) 40% of his semi-annual base salary multiplied by (y) the pre-determined bonus percentage fixed by the Board of Directors for any stated six-month period of not less than 20% nor more than 200%, based on the Company's performance during such six-month period. The Silver Agreement also provides for certain insurance and other benefits to be maintained and paid by the Company.

          The Silver Agreement provides that if Mr. Silver's employment is terminated without cause by the Company (as such term is defined in the Silver Agreement), the Company will be required to pay Mr. Silver an amount equal to his base salary then in effect for two years, which amount is payable in equal monthly installments over a two year period following his termination. Mr. Silver will also be entitled to receive any accrued but unpaid bonus compensation and the Company will be required, with certain exceptions, to continue to maintain life insurance, medical benefits and other benefits for Mr. Silver for two years. If Mr. Silver's employment is terminated without cause following a change in control, all outstanding stock options issued to Mr. Silver under the Company's stock option plans shall immediately vest. The Silver Agreement also provides that Mr. Silver will not, with certain exceptions, engage or be engaged in a competing business for a period of two years following termination of his employment.

STOCK OPTION AND OTHER PLANS FOR EMPLOYEES

          STOCK OPTION PLANS

          The 1996 Stock Option Plan of The Children's Place Retail Stores, Inc. (the "1996 Plan") was adopted by the Company and approved by the Company's stockholders as of June 28, 1996. All key executive officers of the Company, as determined by a committee consisting of Messrs. Dabah and Silver, were eligible to receive options under the 1996 Plan. A total of 1,743,240 shares were authorized for issuance under the 1996 Plan. Options with respect to all of these shares will have been granted under the 1996 Plan prior to this offering. Effective with this offering, the Board of Directors of the Company will discontinue any future grants of options under the 1996 Plan.

          The 1997 Stock Option Plan of The Children's Place Retail Stores, Inc. (the "1997 Plan") was adopted by the Company and approved by the Company's stockholders prior to this offering. The 1996 Plan and the 1997 Plan (collectively, the "Plans") will be administered by a Stock Option Plan Committee of the Company's Board of Directors which solely consists of two or more directors, except that prior to the offering the Plans were administered by a committee consisting of Messrs. Dabah and Silver. All employees and directors of the Company, as may be determined from time to time by the Stock Option Plan Committee, will be eligible to receive options under the 1997 Plan. In addition, Eligible Directors of the Company will automatically receive a limited number of options, as described below.

          A total of 1,000,000 shares will be authorized for issuance under the 1997 Plan. Not more than 250,000 shares of Common Stock may be the subject of options granted to any individual during any calendar year. Upon consummation of the offering, the Company will grant options with respect to ___________ shares at exercise prices equal to the initial public offering price to certain eligible employees under the 1997 Plan, none of which will be granted to executive officers.

          The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Stock Option Plan Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the Common Stock at the date of grant, and 110% of the fair market value of the Common Stock at the date of grant for any incentive stock option granted to any individual who owns more than 10% of the voting power or value of all classes of stock of the Company (a "10% Owner").

          Stock options are exercisable for a duration determined by the Stock Option Plan Committee, but in no event more than ten years after the date of grant (or five years after the date of grant in the case of an incentive stock option granted to a 10% Owner). Unless otherwise determined by the Stock Option Plan Committee at the time of grant, options granted under the 1996 Plan are exercisable cumulatively at the rate of 20% on or after six months following the date of grant and 20% on or after each of the first, second, third and fourth anniversaries of the date of grant and options granted under the 1997 Plan will be exercisable cumulatively at the rate of 20% on or after December 31st of the year of grant and 20% on or after each of the first, second, third and fourth anniversaries of the date of grant. The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed $100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Plans and the Internal Revenue Code of 1986, as amended (the "Code").

          At the time a stock option is granted, the Stock Option Plan Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or a non-qualified stock option, except that incentive stock options can be granted only to employees. Stock options granted to employees with no such designation shall be deemed incentive stock options.

          The 1997 Plan will also provide for automatic grants of non-qualified stock options to Eligible Directors. Upon the consummation of the offering, each Eligible Director will be granted an option to purchase __________ shares of Common Stock for a purchase price equal to the initial public offering price. Each Eligible Director who is initially elected to the Board of Directors of the Company following the consummation of the offering will be granted an option to purchase ___ shares of Common Stock upon such director's initial election to the Board, for a purchase price equal to the fair market value of the Common Stock on the date of grant. On the last day of each fiscal year of the Company (beginning with the fiscal year commencing on a date following the offering), each Eligible Director will be granted an additional option for ______ shares of Common Stock, for a purchase price equal to the fair market value of the Common Stock on the date of grant; provided that any Eligible Director initially elected to the Board during a fiscal year will be granted an option for a prorated portion of ___ shares on the last day of the fiscal year during which such person was elected. Each of the foregoing options granted to Eligible Directors will have a duration of ten years and will become exercisable cumulatively at the rate of one-third on or after each of the first, second and third anniversaries of the date of grant.

          Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of Common Stock already owned by the option holder, or by such other method as the Stock Option Plan Committee may permit from time to time, including by furnishing a promissory note to the Company or by a "cashless" exercise method. However, a holder may not use previously owned shares of Common Stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.

          Stock options become immediately exercisable in full upon (i) the holder's retirement at or after age 65, (ii) the holder's disability or death,
(iii) a "Change in Control" (as defined in the Plans) or (iv) the occurrence of such special circumstances as in the opinion of the Stock Option Plan Committee merit special consideration.

          Stock options terminate at the end of three months following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. However, stock options terminate immediately upon a holder's termination of employment or service for cause.

          The options granted under the Plans contain anti-dilution provisions which will automatically adjust the number of shares subject to the option in the event of a stock dividend, split-up, conversion, exchange, reclassification or substitution. In the event of any other change in the corporate structure or outstanding shares of Common Stock, the number of shares and the class of shares available for grants under the 1997 Plan or upon the exercise of any outstanding options granted under either of the Plans shall be adjusted so as to prevent dilution or enlargement of rights.

          The Company shall obtain such consideration for granting options under the 1997 Plan as the Stock Option Plan Committee in its discretion may request. Each option may be subject to provisions to assure that any exercise or disposition of Common Stock will not violate federal and state securities laws. No option may be granted under the 1997 Plan after the day preceding the tenth anniversary of the adoption of the 1997 Plan.

          The Board of Directors or the Stock Option Plan Committee may at any time withdraw or amend the Plans and may, with the consent of the affected holder of an outstanding option at any time withdraw or amend the terms and conditions of outstanding options. Any amendment which would increase the maximum number of shares issuable pursuant to the Plans, or to any individual under the 1997 Plan, or change the class of individuals to whom options may be granted, shall be subject to the approval of the stockholders of the Company.

          401(K) SAVINGS PLAN

          The Company has adopted The Children's Place 401(k) Savings and Investment Plan (the "401(k) Plan"), which is intended to be a qualified plan under Sections 401(a) and 401(k) of the Code. Employees of the Company generally are eligible to participate in the 401(k) Plan following the date any such employee attains the age of twenty-one and completes one year of service with the Company. Each participant may elect to defer the receipt of between 1% and 15% of such participant's compensation (a "Deferral Election") and have the Company contribute such compensation to the 401(k) Plan, on such participant's behalf, up to an annual statutory limitation. For 1997, a participant cannot elect to defer more than $9,500. This amount is adjusted by the Secretary of the Treasury to reflect increases in the cost of living.

          In addition to the contribution made pursuant to each participant's Deferral Election, the Company makes a matching contribution (a "Matching Contribution") in an amount equal to the lesser of 50% of the participant's deferral election or 2.5% of the participant's salary.

          The Company's Matching Contributions and earnings thereon generally become nonforfeitable upon the participant's completion of five years of service. However, such contributions will become fully vested regardless of years of service if the participant's employment terminates by reason of retirement at or after age 55, disability or death. A participant is always 100% vested in such participant's other benefits under the 401(k) Plan.

          All of the contributions under the 401(k) Plan are held in trust (the "Trust") and allocated to one or more accounts maintained on behalf of each participant. The Trust is divided into various investment vehicles, one of which will be the Common Stock of the Company.

          When a participant leaves the employ of the Company for any reason, the participant will be entitled to receive an amount equal to the vested value of such participant's accounts. A participant's benefit will be paid to such participant, or, in the case of his or her death, to such participant's beneficiary, in a lump sum payable in either cash or Common Stock, to the extent that any funds have been invested in Common Stock Fund under the 401(k) Plan. Also, all or a part of certain amounts contributed to the 401(k) Plan may be withdrawn, in the case of financial hardship, or for any reason after age 59 1/2. Finally, a participant may borrow the vested amounts allocated to such participant's account, up to certain specified limits. Interest is payable to the 401(k) Plan on any amounts borrowed.

          The expenses of administering the 401(k) Plan are paid by the Company.

          EMPLOYEE STOCK PURCHASE PLAN

          The Company's Board of Directors expects to adopt, and anticipates that the Company's stockholders will approve, The Children's Place Retail Stores, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"). Under the Employee Stock Purchase Plan, a maximum of _________ shares of Common Stock may be purchased from the Company by employees through payroll withholding pursuant to offerings under the Employee Stock Purchase Plan, following the consummation of this offering. The purchase price of the Common Stock will be 85% of the fair market value of the Common Stock on the date of the offering commencement or termination, whichever is lower. The Employee Stock Purchase Plan will be established pursuant to the provisions of Section 423 of the Code. All employees of the Company (or of any future subsidiaries of the Company designated by the Compensation Committee), except for employees who own Common Stock of the Company or options on such stock which represent 5% or more of the Common Stock of the Company, will be eligible to participate. The Employee Stock Purchase Plan will be administered by the Compensation Committee. The Compensation Committee shall have discretion to administer, interpret and construe any and all provisions of the Employee Stock Purchase Plan. The Compensation Committee's determinations will be conclusive. In the event of certain corporate transactions or events affecting the Common Stock or structure of the Company, the Compensation Committee may make certain adjustments set forth in the Employee Stock Purchase Plan. The Board may amend, alter or terminate the Plan at any time; provided, however, that stockholder approval will be required for any amendment that would increase the maximum number of shares issuable pursuant to the Employee Stock Purchase Plan and subject to the requirement that no rights under an outstanding option may be impaired by such action without the consent of the holder thereof. The shares of Common Stock which may be purchased pursuant to the Employee Stock Purchase Plan will be made available from authorized but unissued shares of Common Stock or from treasury shares. No employee will be granted any right to purchase Common Stock with a value in excess of $25,000 per year.

         MANAGEMENT INCENTIVE PLAN

          The Company has a Management Incentive Plan under which key executives of the Company with significant operating and financial responsibility are eligible to earn seasonal cash incentive compensation payments that are paid twice each year.

          Prior to the beginning of each six month period, operating income objectives are established by the Compensation Committee. Any objectives set anticipate a "stretch" performance level, and are based on an analysis of historical performance and growth expectations for the business. These objectives and determination of results are based entirely on financial measures.

          Annual incentive compensation targets established for eligible executives range from 10% to 50% of base salary, as established by the Compensation Committee. Executives earn their target incentive compensation if the Company achieves the established operating income. The amount of incentive compensation paid to executives can range from zero to double their targets, based upon the extent to which operating income objectives are achieved. The minimum level at which an executive would earn any incentive payment, and the level at which an executive would earn the maximum incentive payment of double the target, are established by the Compensation Committee prior to the commencement of each bonus period, and actual payouts are based on a straight-line interpolation based on these minimum and maximum levels and the target operating income objectives. Payouts under the Management Incentive Plan based on fiscal 1996 performance amounted to $1.2 million.

 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

          During its most recent fiscal year, the Company did not have a formal Compensation Committee. However, Messrs. Dabah and Silver participated in deliberations of the Company's Board of Directors concerning executive officer compensation.

LIMITATION OF LIABILITY AND INDEMNIFICATION

          As permitted by the DGCL, the Company has adopted provisions in its Certificate of Incorporation and ByLaws which eliminate, subject to certain exceptions, the personal liability of directors to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duties. The Certificate of Incorporation and ByLaws also provide for the indemnification of directors and officers of the Company and require the Company to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company also has entered into agreements to indemnify its directors which are intended to provide the maximum indemnification permitted by the DGCL. These agreements, among other things, indemnify each of the Company's directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such director in any action or proceeding, including any action by or in the right of the Company, on account of such director's service as a director of the Company. The Company believes that these indemnification provisions are necessary to attract and retain qualified persons as directors. The Company intends to obtain insurance for the benefit of the directors and officers of the Company insuring such persons against certain liabilities, including liabilities under federal and state securities laws.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

          The following table provides information at July 17, 1997, with respect to ownership of Common Stock by (i) each beneficial owner of five percent or more of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Company's five most highly compensated executive officers in fiscal 1996 and (iv) all directors and executive officers as a group. For the purpose of computing the percentage of the shares of Common Stock owned by each person or group listed in this table, any shares not outstanding which are subject to options or warrants exercisable within 60 days after July 17, 1997 have been deemed to be outstanding and owned by such person or group, but have not been deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 NAME AND ADDRESS OF BENEFICIAL OWNER        SHARES BENEFICIALLY OWNED                PERCENT OF CLASS
                                                                                     Before       After
                                                                                    Offering     Offering(1)
The SK Equity Fund, L.P. (2)(3)                  7,659,889                           37.5%           %
SK Investment Fund, L.P. (2)(3)                  7,659,889                           37.5%           %
John F. Megrue (2)(3)                            7,659,889                           37.5%           %
Allan W. Karp (2)(3)                             7,659,889                           37.5%           %
Thomas A. Saunders III (2)(3)                    7,659,889                           37.5%           %
Christopher K. Reilly (2)(3)                     7,659,889                           37.5%           %
David Oddi (2)(4)                                        0                              0%          0%
Ezra Dabah (5)(6)                                9,893,400                           48.4%           %
Stanley B. Silver (5)(7)                           603,600                            2.9%           %
Stanley Silverstein (5)(8)                       6,249,360                           30.6%           %
Diane M. Timbanard (9)                              39,840                              *            *
Nina L. Miner (9)                                   59,760                              *            *
Mark L. Rose (9)                                    59,760                              *            *
Nomura Holding America Inc. (10)                 1,992,252                            8.9%          0%
   2 World Financial Center
   New York, New York 10281
All Directors and Executive Officers as a
 Group (15 persons)(11)                         19,733,401                           94.0%           %

--------------------

*    Less than 1%.

(1) Does not give effect to the exercise of the Underwriters' over-allotment option. The SKM Investors have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of _________ shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the SKM
     Investors will own _____ shares, or ___% of the Common Stock. Of the ___ shares to be sold if the over-allotment option is exercised in full, ___ are to be sold by The SK Equity Fund, L.P., _____ are to sold by SK
     Investment Fund, L.P. and ___ are to be sold by a former consultant to SKM.

(2)  The address of this person is Two Greenwich Plaza, Suite 100, Greenwich, CT
     06830.

(3)  Includes (i) 7,458,445 shares owned by The SK Equity Fund, L.P., (ii)
     108,108 shares owned by SK Investment Fund, L.P. and (iii) 93,336 shares owned by a former affiliate of Saunders Karp & Megrue, L.P., as to which The SK Equity Fund, L.P. has certain rights. SKM Partners, L.P. is the general partner of each of The SK Equity Fund, L.P. and SK Investment Fund,
     L.P. Messrs. Karp, Megrue, Reilly and Saunders are general partners of SKM
     Partners, L.P., and therefore may be deemed to have beneficial ownership of the shares shown as being owned by the SK Funds. Messrs. Karp, Megrue, Reilly and Saunders disclaim beneficial ownership of such shares, except to the extent that any of them has a limited partnership interest in SK
     Investment Fund, L.P.

(4)  Does not include shares owned by The SK Equity Fund, L.P. or SK
     Investment Fund, L.P.  Mr. Oddi is a principal  of Saunders
     Karp & Megrue, L.P. and has a limited partnership interest in SK Investment Fund, L.P.

(5)  The address of this person is c/o The Children's Place Retail Stores, Inc.,
     One Dodge Drive, West Caldwell, New Jersey 07006.

(6) Includes (i) 6,549,000 shares held by trusts or custodial accounts for the benefit of Mr. Dabah's children and certain other family members, of which Mr. Dabah or his wife is a trustee or custodian, and as to which Mr. Dabah disclaims beneficial ownership, and (ii) 39,600 shares held by Mr. Dabah's wife. Does not include (i) 1,098,480 shares beneficially owned by Stanley
     Silverstein, Mr. Dabah's father-in-law, and (ii) a total of 868,800 shares beneficially owned by other members of Mr. Dabah's family.

(7) Includes 99,600 shares issuable upon exercise of outstanding stock options exercisable within 60 days of July 17, 1997.

(8)  Includes 5,150,880 shares held by trusts for the benefit of Mr.
     Silverstein's children and grandchildren, of which Mr. Silverstein's wife is a trustee, and as to which Mr. Silverstein disclaims beneficial ownership. Does not include 4,742,520 shares beneficially owned by Ezra
     Dabah, Mr. Silverstein's son-in-law, or Mr. Dabah's wife.

(9) Reflects shares issuable upon exercise of outstanding stock options exercisable within 60 days of July 17, 1997.

(10) Reflects shares issuable upon exercise of a warrant, which will be repurchased by the Company upon consummation of the offering.

(11) Includes shares issuable upon exercise of outstanding stock options exercisable within 60 days of July 17, 1997.

          After the sale of the shares of Common Stock offered hereby, (i) Ezra Dabah and certain members of his family will own beneficially 11,860,680 shares of the Company's Common Stock, constituting approximately ________% of the outstanding Common Stock and (ii) SKM Investors will own approximately
7,659,889 shares or ________% of the outstanding Common Stock (assuming that the underwriters' over-allotment option is not exercised). Pursuant to a stockholders agreement, the SKM Investors and certain other stockholders, who will own in the aggregate ___% of the outstanding Common Stock, have agreed to vote for the election of two nominees of the SKM Investors and three nominees of Ezra Dabah to the Company's Board of Directors. As a result, the SKM Investors and Ezra Dabah will be able to control the election of five of the Company's seven directors. In addition, if the SKM Investors and Mr. Dabah were to vote together, they would be able to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval, including the election of the remaining two directors. See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock--Certain Certificate of Incorporation Provisions."

STOCKHOLDERS AGREEMENT

          Prior to consummation of this offering, the Company and all of its existing stockholders, who will own in the aggregate ___% of the Common Stock immediately after this offering, will enter into an Amended and Restated Stockholders Agreement (the "Amended Stockholders Agreement"). The Amended Stockholders Agreement will place certain limitations upon the transfer in privately negotiated transactions of shares of Common Stock beneficially owned by Ezra Dabah, Stanley Silver and the SKM Investors. In addition, the Amended Stockholders Agreement will provide that (i) so long as Ezra Dabah, together with members of his family, beneficially owns shares representing at least ___% of the shares of Common Stock owned by such parties on the date of the Amended Stockholders Agreement, the Company's existing stockholders will be obligated to vote all shares as to which they have voting rights in a manner such that the Board will at all times include three directors nominated by Ezra Dabah and (ii) so long as the SKM Investors beneficially own shares representing at least __% of the shares of Common Stock owned by such parties on the date of the Amended Stockholders Agreement, the Company's existing stockholders will be obligated to vote all shares as to which they have voting rights in a manner such that the Board will at all times include two directors nominated by the SKM Investors. Nominees for the remaining director positions will be designated by the Company's Board of Directors. Pursuant to the Stockholders Agreement, Ezra Dabah, Stanley Silver and Stanley Silverstein were designated as director nominees by Mr. Dabah and were elected to the Board, and John Megrue and David Oddi were designated as director nominees by the SKM Investors and were elected to the Board.

          The Amended Stockholders Agreement will provide that so long as the SKM Investors beneficially own shares representing at least ___% of the outstanding Common Stock, the Company will not, without the affirmative vote of at least one director nominated by the SKM Investors, engage in specified types of transactions with certain of its affiliates (not including the SKM Investors), take action to amend the Company's Bylaws or Certificate of Incorporation or increase or decrease the size of the entire Board of Directors. The Amended Stockholders Agreement will also provide that certain specified types of corporate transactions and major corporate actions will require the approval of at least five of the Company's seven directors.

          Under the terms of the Amended Stockholders Agreement, the rights of any party thereunder will terminate at the time that such party's Common Stock constitutes less than ___% of the shares of Common Stock owned by such party on the date the Amended Stockholders Agreement. All the provisions of the Stockholders Agreement will terminate on _________.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN INDEBTEDNESS

          On December 28, 1993, the Company agreed to be a co-maker of two installment notes issued as of that date by Ezra Dabah and certain of his family members in connection with their bankruptcy proceedings. Although the Company was a co-maker of the installment notes, the notes expressly provided that they were non-recourse to the Company. The Company agreed to be a co- maker of these installment notes in consideration for the waiver of certain claims in the amount of $20.0 million for repayment of funds previously loaned to the Company by its stockholders. One such installment note, in the principal amount of $2,650,000 ("Note A"), was non-interest bearing and provided for three annual principal payments. Note A was secured by a pledge of shares of the Company's Common Stock held by Ezra Dabah and certain of his family members. Note A was repaid by the Company on July 1, 1996 with a portion of the net proceeds from the 1996 Private Placement. The other installment note, in the principal amount of $2,110,000 ("Note B" and, collectively with Note A, the "Installment Notes"), provided for monthly principal payments of $50,000, commencing November 30, 1995 and continuing through October 31, 1998, with the remaining balance of $310,000 due on November 30, 1998. Interest on Note B accrued at the rate of 5% per annum for the first two years only, of which 3% per annum was payable monthly and the remaining 2% was added to the principal balance, to be paid at final maturity. Note B was secured by a lien on certain personal assets of Ezra Dabah and certain of his family members. The Company repaid Note B on May 28, 1997.

1996 PRIVATE PLACEMENT

          In July 1996, the SKM Investors purchased shares of the Company's newly issued Series B Common Stock for an aggregate purchase price of $20.5 million. Under the terms of the Series B Common Stock, such shares were entitled to a liquidation preference over the outstanding Series A Common Stock held by the Company's other stockholders and carried certain special voting and other rights. The shares of Series B Common Stock purchased by the SKM Investors are convertible into 7,659,889 of Common Stock. Such conversion will be effected immediately prior to consummation of the offering made by this Prospectus.

          Concurrently with the issuance of the Series B Common Stock to the SKM Investors, the Company sold the Senior Subordinated Notes and the Noteholder Warrant to the Noteholder, for a purchase price of $20.0 million. The Company also paid the Noteholder funding and structuring fees in the aggregate amount of $300,000. The Noteholder Warrant expires in 2006 and represents the right to purchase 1,992,252 shares of Common Stock at an exercise price of $2.68 per share, which is equal to the per share purchase price paid by the SKM Investors. The Senior Subordinated Notes are governed by the terms of a note and warrant purchase agreement which provides for certain operating restrictions and financial covenants. Upon consummation of this offering, the Senior Subordinated Notes will be repaid in full at 100% of their principal amount and the Company will repurchase the Noteholder Warrant for an aggregate purchase price determined by multiplying (a) the initial public offering price per share minus the underwriting discount per share (assumed to be 7% of the initial public offering price per share) minus the $2.68 exercise price per share of such warrant by (b) the 1,992,252 shares of Common Stock subject to such warrant. See "Use of Proceeds."

          As compensation for Legg Mason's services as placement agent in connection with the 1996 Private Placement, the Company granted Legg Mason the Legg Mason Warrant and paid Legg Mason a cash fee of $1,645,000. The Legg Mason Warrant expires in 2006 and represents the right to purchase 747,096 shares of Common Stock at an exercise price of $2.68 per share, which is equal to the per share purchase price paid by the SKM Investors. Upon consummation of this offering, the Company will repurchase two-thirds of the Legg Mason Warrant for a purchase price determined by multiplying (a) the initial public offering price per share minus the underwriting discount (assumed to be 7% of the initial public offering price per share) minus the $2.68 exercise price per share of such warrant by (b) the 498,064 shares of Common Stock subject to the portion of such warrant being repurchased. See "Use of Proceeds." Legg Mason has informed the Company that, concurrently with such redemption, Legg Mason will exercise the remaining one-third of the Legg Mason Warrant and will receive 249,032 shares of Common Stock pursuant to such exercise.

          At the time of the 1996 Private Placement, the Company entered into a Registration Rights Agreement with its existing stockholders, the SKM Investors, the Noteholder and Legg Mason, providing for demand and piggyback registration rights under certain circumstances. In addition, the Company and its existing stockholders entered into (i) a Stockholders Agreement with the SKM Investors providing for, among other things, certain restrictions on the issuance and transfer of shares of the Company's capital stock held by its existing stockholders, certain voting rights relating to the election of directors, and veto rights of the directors nominated by the SKM Investors with respect to certain specified matters, and certain other rights granted to the SKM Investors, and (ii) a Warrantholder Agreement with the Noteholder and Legg Mason pursuant to which the Company and its existing stockholders agreed to grant certain rights to the Noteholder. The Registration Rights Agreement and the Stockholders Agreement are being amended and restated in their entirety in connection with the offering made hereby and the Warrantholder Agreement will terminate upon the Company's repurchase of the Noteholder Warrant and the Legg Mason Warrant. For descriptions of the Amended and Restated Stockholders Agreement and the Amended and Restated Registration Rights Agreement, see "Security Ownership by Certain Beneficial Owners and Management--Stockholders Agreement" and "Description of Capital Stock--Registration Rights."

          The Company used $11.8 million of net proceeds from the 1996 Private Placement to redeem certain outstanding shares of Common Stock held by certain members of the family of Ezra Dabah and used $2,907,814 of such net proceeds to repay certain indebtedness of the Company owed to Mr. Dabah and certain members of his family as described below. At the time of the 1996 Private Placement, all outstanding shares of preferred stock, all of which were held by Mr. Dabah and certain of his family members, were surrendered for no consideration.

          Concurrently with the 1996 Private Placement, the Company paid a transaction fee of $250,000 to SKM and reimbursed SKM for $50,000 of out-of-pocket expenses. The Company also entered into an advisory agreement with SKM pursuant to which SKM agreed to provide certain financial advisory services to the Company. In consideration for these services, SKM is entitled to receive an annual fee of $150,000, payable quarterly in advance. Pursuant to the advisory agreement, the Company incurred fees to SKM of approximately $93,000 in fiscal 1996 and approximately $38,000 during the first quarter of fiscal 1997. The Company also agreed to indemnify SKM for certain losses arising out of the provision of its advisory services and to reimburse certain of SKM's out-of-pocket expenses. The advisory agreement will continue in effect in accordance with its terms following the offering.

          In July 1994, Ezra Dabah, Stanley Silverstein and Mr. Dabah's mother made loans to the Company for working capital purposes in the aggregate amount of $2.5 million. The loans bore interest at rates ranging from 4% to 8% per annum and were subordinated to the Company's working capital facility with its senior lender. In addition, Stanley Silverstein loaned the Company $300,000 in March 1996 at 8% interest per annum. All such loans were repaid with a portion of the net proceeds of the 1996 Private Placement.

          During fiscal 1994, Ezra Dabah forwarded funds in the amount of $488,000 to the Company for the subscription for shares to be issued to Mr. Dabah, subject to approval of the Company's Board of Directors, at a future date. During July 1997, the Board of Directors determined to not issue such shares and to refund the $488,000 to Mr. Dabah prior to July 31, 1997.

DABAH FAMILY AND GITANO LEGAL PROCEEDINGS

          Ezra Dabah, certain members of his family and DG Acquisition filed petitions for reorganization under chapter 11 of the United States Bankruptcy Code in November 1992. In October 1993, a plan of reorganization was confirmed and all of the debtors' pre-bankruptcy obligations were discharged. With the express approval of the creditors' committee, the plan permitted Mr. Dabah and his family members to retain their ownership of the Company. Pursuant to the terms of such plan of reorganization, certain proceedings, not related to the Company, were initiated by the liquidating trustee appointed as part of the Dabah family bankruptcy case and are currently continuing.

          In March 1994, Gitano filed a petition under the United States Bankruptcy Code and its assets were subsequently sold to an unaffiliated third party. On several occasions Gitano stockholders initiated litigation against Gitano and certain of its officers, including Mr. Dabah, asserting claims under the federal securities laws, which litigation was ultimately settled.

                          DESCRIPTION OF CAPITAL STOCK

          The following description of the capital stock of the Company is subject to the Delaware General Corporation Law, as amended (the "DGCL"), and to provisions contained in the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

          Upon consummation of the offering made hereby, the authorized capital stock of the Company will consist of one million shares of preferred stock, par value $1.00 per share, without designation (the "Preferred Stock"), none of which will be issued and outstanding, and 100,000,000 shares of Common Stock, $.10 par value per share, of which _______________ shares will be issued and outstanding (excluding options). Prior to this offering, the Company's common stock has been designated in two series, the Series A Common Stock and the Series B Common Stock. Prior to the consummation of this offering, the Series B Stock will be converted into Series A Common Stock and the Series A Common Stock will be redesignated as Common Stock.

 COMMON STOCK

          DIVIDENDS. After any requirements with respect to dividends on any Preferred Stock have been met, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors on the Common Stock, which dividends will be paid out of assets legally available therefor and will be distributed pro rata in accordance with the number of shares of Common Stock held by each such holder. See "Dividend Policy."

          VOTING RIGHTS. Each holder of Common Stock is entitled to one vote per share on each matter to be voted on by stockholders. Because there is no cumulative voting of shares, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. See "Risk Factors--Control by Insiders and Certain Other Stockholders."

          LIQUIDATION RIGHTS. In the event of any liquidation, distribution or sale of assets, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution to stockholders after payment of creditors and distribution in full to the holders of any series of Preferred Stock outstanding at the time of any preferential amount to which they may be entitled.

          OTHER TERMS. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefit of any sinking fund.

          TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Company's Common Stock is _______________.

PREFERRED STOCK

          The Board of Directors is empowered to issue Preferred Stock from time to time in one or more series, without stockholder approval, and with respect to each series to determine, subject to limitations prescribed by law, (i) the number of shares constituting such series, (ii) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (iii) whether the shares of each series shall be redeemable and the terms thereof,
(iv) whether the shares shall be convertible into Common Stock and the terms thereof, (v) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (vi) the voting rights, if any, of shares of each series, and (vii) generally any other rights and privileges not in conflict with the Certificate of Incorporation or the DGCL for each series and any qualifications, limitations or restrictions thereof. To date, no series of Preferred Stock has been authorized and no shares of Preferred Stock have been issued.

          The issuance of Preferred Stock by action of the Board of Directors could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of Preferred Stock also could, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although the Board of Directors is required to make a determination as to the best interests of the stockholders of the Company when issuing Preferred Stock, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their stock over the then prevailing market price. Although there are currently no plans to issue shares of Preferred Stock or rights to purchase such shares, management believes that the availability of the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may then be listed.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

          Certain provisions of the Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions, among other things, (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods,
(ii) provide that only the chairman of the Board of Directors may call special meetings of the stockholders, (iii) provide that a director may be removed by stockholders only for cause by a vote of the holders of more than two-thirds of the shares entitled to vote, (iv) provide that all vacancies on the Company's Board of Directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum, (v) establish certain advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings, and (vi) require a vote of the holders of more than two- thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of the Certificate of Incorporation and ByLaws. In addition, the Board of Directors, without further action of the stockholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of the Common Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

          The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person becomes an interested stockholder, unless
(i) prior to such time the transaction which resulted in the stockholder becoming an interested stockholder was approved by the Company's Board of Directors, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the commencement of the transaction, subject to certain exceptions, or (iii) at or subsequent to such time, the business combination is approved by the Company's Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the holders of the Company's outstanding voting stock not owned by the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the Company's voting stock. Such provisions could render the Company more difficult to be acquired pursuant to an unfriendly acquisition by a third party by making it more difficult for such person to obtain control of the Company without the approval of the Board of Directors.

          The Company has included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL. See "Management--Limitation of Liability and Indemnification."

                         SHARES ELIGIBLE FOR FUTURE SALE

          Upon completion of the offering, the Company will have a total of ________ shares of Common Stock outstanding (excluding options). Of these shares, the ________ shares of Common Stock offered hereby will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act, who would be required to sell under Rule 144 under the Securities Act. The remaining _________ shares of Common Stock outstanding will be "restricted securities" as such term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.

          Of the Restricted Shares, _________ shares will be eligible for sale in the public market in reliance on Rule 144(k) immediately following the commencement of this offering. The remaining __________ Restricted Shares will be eligible for sale in the public market pursuant to Rule 144 and Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus as described below. All of the Restricted Shares are subject to the lock-up agreements. See "Underwriting."

          In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding (approximately ____________ shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

          Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

          The Company is party to an Amended and Restated Registration Rights Agreement pursuant to which the SKM Investors and the Company's other existing stockholders may demand registration under the Securities Act of shares of the Common Stock held by them at any time after nine months from the date of this Prospectus. The Company may postpone such a demand under certain circumstances. In addition, the Company's existing stockholders may request the Company to include shares of the Common Stock held by them in any registration proposed by the Company of such Common Stock under the Securities Act.

          As of July 17, 1997, options to purchase a total of 1,444,080 shares of Common Stock pursuant to the 1996 Plan were outstanding with a weighted average exercise price of $2.68 per share. It is expected that options to purchase an additional 299,160 shares will be granted prior to this offering. In addition, a total of 1,000,000 shares of Common Stock are available for future issuance under the 1997 Plan. Following this offering, the Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock issuable under the 1996 Plan, 1997 Plan and Employee Stock Purchase Plan.

          Prior to the offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors - Potential Impact of Shares Eligible for Future Sale; Registration Rights."

                                  UNDERWRITING

          The Underwriters named below, represented by Montgomery Securities, Donaldson, Lufkin & Jenrette Securities Corporation, Smith Barney Inc. and Legg Mason (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                     NUMBER
   UNDERWRITERS                                                    OF SHARES

  Montgomery Securities........................................    ________
  Donaldson, Lufkin & Jenrette Securities Corporation..........    ________
  Smith Barney Inc.............................................    ________
  Legg Mason Wood Walker, Incorporated                             ________
                  Total  ......................................    ________
                                                                   ========

          The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $_____ per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $______ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Representatives have advised the Company that they intend to make a market in the Common Stock after the effective date of this offering.

          Certain of the SKM Investors have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of ________________ additional shares of Common Stock from such SKM Investors to cover over- allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

          The Underwriting Agreement provides that the Company and the SKM Investors will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters may be required to make in respect thereof.

          The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the shares of Common Stock offered hereby.

          At the request of the Company, the Underwriters have reserved for sale to certain employees of the Company and certain other persons, at the public offering price, up to _____________ of the shares of Common Stock offered hereby. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

          The Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

          In general, purchases of Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

          Pursuant to a redemption agreement entered into between the Company and Legg Mason, one of the Representatives, the Company will use approximately $__________ of the net proceeds of this offering to redeem, immediately prior to the closing of this offering, two-thirds of the Legg Mason Warrant. The redemption price to be paid by the Company to Legg Mason will be determined by multiplying (a) the initial public offering price per share minus the underwriting discount (assumed to be 7% of the initial public offering price per share) minus the $2.68 exercise price per share of such warrant by (b) the 498,064 shares of Common Stock subject to the portion of such warrant being repurchased. Legg Mason has informed the Company that, concurrently with such redemption, Legg Mason will exercise the remaining one- third of the Legg Mason Warrant and will receive 249,032 shares of Common Stock pursuant to such exercise. The Legg Mason Warrant was issued as partial compensation for its services in connection with the 1996 Private Placement; the Company also paid Legg Mason a total cash fee of $1.6 million for services in connection with the 1996 Private Placement. As a result of this warrant redemption, the Conduct Rules of the National Association of Securities Dealers, Inc. require that the initial public offering price be established at a price no higher than that recommended by a "qualified independent underwriter" (as defined in such Conduct Rules) that (i) does not beneficially own 5% or more of the outstanding voting securities of the Company, (ii) participates in the preparation of this Prospectus and the Registration Statement of which this Prospectus is a part and
(iii) exercises the usual standards of "due diligence" in respect thereto. Montgomery Securities is acting as such qualified independent underwriter with respect to this offering.

          The Company's stockholders and Legg Mason have agreed that, subject to certain limited exceptions, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly, sell, offer, contract or grant any option to sell or otherwise dispose of any shares of the Company's capital stock, options or warrants to acquire shares of the Company's capital stock, or securities exchangeable or exercisable for or convertible into shares of the Company's capital stock. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. The Company has agreed that, for a period of 180 days from the date of this Prospectus, it will not, directly or indirectly, sell, offer, contract or grant any option to sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, except that the Company may issue shares of Common Stock or options to purchase Common Stock pursuant to any stock option, stock bonus or other stock plan or arrangement described in this Prospectus, but only if the holders of such shares or options agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such 180-day period.

          The Company intends to apply for listing of the Common Stock on ______________ under the symbol ____.

          Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined by negotiations among the Representatives and the Company. Among the factors considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the general condition of securities markets at the time of this offering and the market price of publicly traded stock of comparable companies in recent periods.


                                  LEGAL MATTERS

          The validity of the shares offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.


                                     EXPERTS

          The audited financial statements included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are included herein, in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


                             ADDITIONAL INFORMATION

          The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, for the registration of the Common Stock offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits relating thereto for further information concerning the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference.

          The Registration Statement and the exhibits thereto are available for inspection in the principal office of the Commission in Washington, D.C. and photostatic copies of such material may be obtained from the Commission upon payment of the fees prescribed by the Commission. In addition, such material may be electronically examined at the Commission's Web site on the Internet located at http://www.sec.gov.

                                    INDEX TO
                              FINANCIAL STATEMENTS
                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                                                                 PAGE
Report of Independent Public Accountants.....................    F-2
Balance Sheets at February 3, 1996, February 1, 1997
   and May 3, 1997 (unaudited)...............................    F-3
Statements of Income for the fiscal years ended January 28,
  1995, February 3, 1996 and February 1, 1997 and for the
  three months ended May 4, 1996 (unaudited) and
  May 3, 1997 (unaudited)....................................    F-4
Statements of Changes in Stockholders' Equity (Deficit)
  for the fiscal years ended January 28, 1995, February 3,
  1996 and February 1, 1997 and for the three months ended
  May 3, 1997 (unaudited)....................................    F-5
Statements of Cash Flows for the fiscal years ended
  January 28, 1995, February 3, 1996 and February 1, 1997
  and for the three months ended May 4, 1996 (unaudited)
  and May 3, 1997 (unaudited)...............................     F-6
Notes to Financial Statements...............................     F-7

          After the stock split described in Note 15 to the Company's Financial Statements is effected, we expect to be in a position to render the following audit report which would appear in the final Prospectus.

                                             /s/ ARTHUR ANDERSEN LLP

New York, New York
July 17, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of The Children's Place Retail Stores, Inc.:


          We have audited the accompanying balance sheets of The Children's Place Retail Stores, Inc. (a Delaware corporation) as of February 1, 1997 and February 3, 1996, and the related statements of income, changes in stockholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Children's Place Retail Stores, Inc. as of February 1, 1997 and February 3, 1996, and the results of its operations and its cash flows for each of three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.


New York, New York
March 13, 1997 (except with respect
to the matters discussed in Note 15,
as to which the date is ___, 1997)


                    THE CHILDREN'S PLACE RETAIL STORES, INC.
                                 BALANCE SHEETS
                (Dollars in thousands, except per share amounts)

                                     ASSETS

                                                                                  February 3,     February 1,         May 3,
                                                                                    1996             1997              1997
                                                                                  -----------     -----------        ----------
                                                                                                                     (unaudited)
Cash and cash equivalents..........................................                 $569           $3,422              $765
Accounts receivable................................................                  641              890             1,545
Inventories........................................................               12,613           14,425            14,828
Prepaid expenses and other current assets..........................                2,349            3,163             3,558
Deferred income taxes, net of valuation allowance..................                    0            5,788             5,788
                                                                                  ------           -------           -------
       Total current assets.........................................              16,172           27,688            26,484

Property and equipment, net........................................               15,792           20,299            23,416
Deferred income taxes, net of valuation allowance..................                    0           14,711            14,217
Other assets.......................................................                  109            1,781             1,817

       Total assets ...............................................              $32,073          $64,479           $65,934
                                                                                 ========         ========          ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


LIABILITIES:

Revolving credit facility..........................................               $8,689               $0              $659
Current portion of long-term debt..................................                6,808              600               600
Current maturities of obligations under capital leases.............                  692              772               660
Accounts payable...................................................               12,856            8,322             8,164
Accrued expenses, interest and other current liabilities...........                4,757            6,043             6,151
                                                                                  -------           ------           -------
         Total current liabilities.................................               33,802           15,737            16,234

Long-term debt ....................................................                7,373           19,040            18,970
Obligations under capital leases...................................                  862               92                18
Other long-term liabilities........................................                1,771            2,312             2,403
                                                                                  ------           ------            -------
         Total liabilities.........................................               43,808           37,181            37,625
                                                                                  --------         -------           -------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):

Preferred stock, $1 par value......................................                   10                0                 0
Common stock, Series A, $.10 par value.............................                    0            1,276             1,276
Common stock, Series B, $.10 par value.............................                    0                5                 5
Common stock, $.10 par value.......................................                   14                0                 0
Additional paid-in capital.........................................               50,557           57,842            57,842
Accumulated deficit................................................             (62,266)          (31,825)          (30,814)
Less: Treasury stock, 2,800 shares of common stock, at cost........                 (50)                0                 0
                                                                                ---------        ---------          ---------
       Total  stockholders' equity (deficit).......................             (11,735)           27,298            28,309
                                                                                ---------        ---------          ---------
        Total liabilities and stockholders' equity (deficit).......              $32,073          $64,479           $65,934
                                                                                =========        =========          =========

          The accompanying notes to financial statements are an integral part of these balance sheets.


                    THE CHILDREN'S PLACE RETAIL STORES, INC.
                              STATEMENTS OF INCOME
                 (Dollars in thousands except per share amounts)

                                                               Fiscal Year Ended                           Three Months Ended
                                                  -----------------------------------------------        -----------------------
                                                  January 28,       February 3,      February 1,         May 4,       May 3,
                                                    1995              1996             1997               1996         1997
                                                  ---------         ---------         ---------          --------     ----------
                                                                                                        (unaudited)  (unaudited)

Net sales............................             $107,953          $122,060          $143,838            $30,438      $39,203
Cost of sales........................               74,229            83,434            89,786             20,200       25,185
                                                  ---------         ---------         ---------          --------     ----------
Gross profit.........................               33,724            38,626            54,052             10,238       14,018
Selling, general and administrative
 expenses...........................                27,392            30,407            35,768              7,683        9,695
Pre-opening costs....................                  178               311               982                 75          472
Depreciation and amortization........                3,344             3,496             4,017                912        1,233
                                                   --------          ---------          --------           -------      -------
Operating income.....................                2,810             4,412            13,285              1,568        2,618
Interest expense, net................                1,303             1,925             2,884                518          828
Other expense, net...................                  481               797               879                403          100
                                                   --------           ---------          -------           --------    --------
Income before income taxes and
  extraordinary item................                 1,026             1,690             9,522                647        1,690
Provision (benefit) for income taxes..                  54                36           (20,919)                10          679
                                                   --------            --------        ----------           -------      -------
Income before extraordinary item.......                972             1,654            30,441                637        1,011
Extraordinary item--gain on forgiveness
 of debt................................               490                 0                 0                  0            0
                                                   ---------         ---------         ---------          --------     ----------
Net income..............................            $1,462            $1,654           $30,441               $637        $1,011
                                                   =========         ==========        ==========         ========     ==========
Pro forma net income per common  share (unaudited)                                       $1.27                            $0.04

Pro forma weighted average common
  shares outstanding (unaudited)........                                            23,903,392                       23,903,392
                                                                                    -----------                      -----------

          The accompanying notes to financial statements are an integral part of these statements.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
          FOR THE FISCAL YEARS ENDED JANUARY 28, 1995, FEBRUARY 3, 1996
         AND FEBRUARY 1, 1997 AND FOR THE THREE MONTHS ENDED MAY 3, 1997
                   (Dollars in thousands, except share data)


                                          Series A     Series B                                                           Total
                         Preferred         Common       Common         Common                               Treasury      Stock-
                           Stock            Stock        Stock         Stock      Additional                 Stock        holders'
                        -------------  ------------- ------------  --------------  Paid-in    Accumulated ------------    Equity
                        Shares Amount  Shares Amount Shares Amount Shares  Amount  Capital     Deficit   Shares  Amount  (Deficit)
                        -----  ------  -----  -----  -----  -----  ------ ------- ----------  ----------- -----  -----  ----------

BALANCE, January 29,
 1994.......            10,000  $10     0      $0     0      $0    137,200  $14   $50,069     ($65,382) (2,800) ($50)  ($15,339)

Subscription of common
   stock...........          0    0     0        0    0       0          0    0       488            0       0     0        488
   Net income......          0    0     0        0    0       0          0    0         0        1,462       0     0      1,462
                        ------  ---   ---     ----   ----   ----    ------   ---   ------      --------  ------ -----   ---------
BALANCE,
  January 28, 1995...   10,000   10     0        0    0       0    137,200   14    50,557      (63,920) (2,800)   (50)  (13,389)

   Net income.......         0    0     0        0    0       0          0    0         0        1,654       0      0     1,654
                       -------- ------ ----- ------ ----- ------  -------- ------- --------------------- ------------- -----------

BALANCE,
  February 3, 1996..    10,000   10     0        0     0      0    137,200   14    50,557     (62,266)   (2,800)  (50)  (11,735)

Surrendered preferred
   stock...........    (10,000) (10)    0        0     0      0          0    0       10            0         0     0         0
Exercise of
   stock options...          0    0     0        0     0      0      2,800    0      123            0     2,800    50       173
Issuance of
   warrants........          0    0     0        0     0      0          0    0    1,501            0         0     0     1,501
Conversion of common stock to
  Series A Common Stock...   0    0 16,800,000 1,680   0      0   (140,000) (14)  (1,666)           0         0     0         0
Issuance of Series B Common
  Stock, net of transaction
   costs................     0    0     0        0 47,238     5          0    0   18,758            0         0     0    18,763
Redemption of Series A
 Common Stock...........     0    0(4,039,200)(404)     0     0          0    0  (11,441)           0         0     0   (11,845)
Net income..............     0    0     0        0      0     0          0    0        0       30,441         0     0    30,441
                          ----- ------ ------- ------ ------ ------- -------- --- -------   ---------   -------- -----  --------

BALANCE, February 1, 1997    0    0 12,760,800 1,276 47,238   5          0    0  57,842       (31,825)        0     0     27,298

Net income(unaudited)...     0    0     0        0      0     0          0    0       0         1,011         0     0      1,011
                          -----  ---- ------- -------- ------- -------- --- ----- -------  ----------  --------- ------ -----------
BALANCE, May 3, 1997
(unaudited).............     0   $0 12,760,800 $1,276  47,238 $5         0   $0 $57,842      ($30,814)        0    $0    $28,309
                          ===== === =========  ======= ====== ======= ===== ==== ========  =========== ========= =====  ==========

          The accompanying notes to financial statements are an integral part of these statements

                    THE CHILDREN'S PLACE RETAIL STORES, INC.
                            STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)
                                                             Fiscal Year Eended                          Three Months Ended
                                               ----------------------------------------------------    -----------------------
                                                    January 28,       Febuary 3,    February 1,        May 4,         May 3,
                                                      1995             1996             1997            1996           1997
                                                    ----------        ---------     ----------         ------         ------
                                                                                                           (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...............................           $1,462           $1,654          $30,441           $637           $1,011
Adjustments to reconcile net
   income to net cash provided by
   operating activities:
   Depreciation and amortization.........            3,344            3,496            4,017            912             1,233
   Deferred financing fee amortization...                0                0              359              0               151
   Loss on disposals of property
   and equipment.........................                0              156                0             (3)               10
   Extraordinary gain....................             (490)               0                0              0                 0
   Deferred taxes........................                0                0          (21,263)             0               494
   Changes in operating assets
   and liabilities:
      Accounts receivable................               38            (146)             (249)           (68)              (655)
      Inventories........................           (1,819)         (1,601)           (1,812)         2,815               (403)
      Prepaid expenses and other
      current assets.....................              454            (243)             (814)            45               (395)
      Other assets.......................              251             (29)             (128)          (117)              (124)
      Accounts payable...................             (531)          5,691            (4,536)        (3,422)              (156)
      Accrued expenses, interest
      and other current liabilities......              864             530             2,045            267                197
      Payment of restructuring charges...           (2,265)         (1,854)             (214)             0                  0
                                                  ----------       --------          ---------       -------            -------
         Total adjustments...............             (154)          6,000           (22,595)           429                352
                                                  ----------       --------          ---------       -------            -------
 Net cash provided by
operating activities.....................            1,308           7,654             7,846          1,066              1,363
                                                  ----------       --------          ---------       -------            -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment
   purchases.............................           (2,723)         (6,935)           (8,492)          (902)            (4,343)
                                                   ---------        ----------       ---------        --------         ---------
Net cash used in investing activities....           (2,723)         (6,935)           (8,492)          (902)            (4,343)
                                                   ---------        ----------       ---------        --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Revolving credit facility, net............             689           3,323            (8,689)           629                659
Proceeds from issuance of long-term debt..           2,987               0            20,000              0                  0
Repayment of long-term debt...............          (1,567)         (3,436)         (12,821)           (601)              (150)
Payment of obligations under capital leases         (1,220)           (387)            (690)           (164)              (186)
Increase in bank overdrafts...............             299               0                0               0                  0
Redemption of Series A Common Stock.......               0               0          (11,845)              0                  0
Net proceeds from Series B Common Stock...               0               0           18,763               0                  0
Exercise of stock options.................               0               0              173               0                  0
Deferred financing costs..................               0               0           (1,392)              0                  0
                                                    --------       -----------      ----------         --------           ------
   Net cash provided by (used in)
   financing activities..................            1,188            (500)            3,499           (136)               323
                                                  ----------       -----------      ----------         --------           -------
   Net increase (decrease) in cash and
   cash equivalents......................             (227)            219             2,853             28             (2,657)
  Cash and cash equivalents,
   beginning of period...................              577             350               569            569              3,422
                                                    ---------        ----------       --------         ---------        --------
Cash and cash equivalents, end of period..            $350            $569            $3,422           $597               $765
                                                    =========        ==========       ========         =========        ========

          The accompanying notes to financial statements are an integral part of these statements.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                          NOTES TO FINANCIAL STATEMENTS

          (All information relating to the three months ended May 3, 1997 is unaudited.)


1.       BUSINESS AND ORGANIZATION OF THE COMPANY

          The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"), is a specialty retailer of high quality, value-priced apparel and accessories for newborn to twelve year old children. The Company designs, contracts to manufacture and sells its products under "The Children's Place" brand name. As of February 1, 1997, the Company operated 108 stores, primarily located in regional shopping malls in the eastern half of the United States.

          During the fiscal year ended February 1, 1997 ("Fiscal 1996"), the Company embarked on an aggressive expansion program. During Fiscal 1996, the Company opened 18 new stores and substantially remodeled or relocated 5 stores. During the three months ended May 3, 1997 (the "First Quarter Fiscal 1997"), 11 new stores were opened. During the fiscal year ended February 3, 1996 ("Fiscal 1995"), the Company opened 9 new stores. The Company's future operating results will depend largely upon its ability to open and operate new stores successfully and to manage a growing business profitably.

2.       BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES FISCAL YEAR

          The Company's fiscal year is a 52-week or 53-week period ending on the Saturday nearest to January 31. The results for fiscal 1994, 1995 and 1996 represent the 52-week period ended January 28, 1995 ("Fiscal 1994"), the 53-week period ended February 3, 1996 and the 52- week period ended February 1, 1997, respectively.

USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates made by and assumptions used by management.

 CASH AND CASH EQUIVALENTS

          In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 95, "Statement of Cash Flows," the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

INVENTORIES

          Inventories, which consist primarily of finished goods, are stated at the lower of average cost or market as determined by the retail inventory method.

COST OF SALES

          The Company includes its buying, distribution and occupancy expenses in its cost of sales.

PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost, except for store fixtures and equipment under capital leases which are recorded at the present value of the future lease payments as of lease inception. Property and equipment is depreciated on a straight-line basis based upon their estimated useful lives, which range from three to ten years. Amortization of property and equipment under capital leases and leasehold improvements is computed on a straight-line basis over the term of the lease or the estimated useful life, whichever is shorter.

DEFERRED FINANCING COSTS

          The Company capitalizes costs directly associated with acquiring long-term third-party financing, including the value of the Legg Mason warrants attributable to the debt financing portion of the 1996 Private Placement discussed further in Note 3 - 1996 Private Placement and Note 10 - Stockholders' Equity (Deficit). Deferred financing costs are included in other assets and are amortized over the term of the indebtedness. As of February 1, 1997 unamortized deferred financing costs were approximately $1.6 million, net of accumulated amortization of $0.4 million. The Company expects to write-off its unamortized deferred financing costs and debt discount in conjunction with its contemplated repayment of debt following its initial public offering (see Note 15 - Subsequent Events).

ACCOUNTING FOR IMPAIRMENTS IN LONG-LIVED ASSETS

          The Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Being Disposed Of," which the Company adopted in the First Fiscal Quarter 1996. This statement requires that long-lived assets and identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts of the assets may not be recoverable. The Company continually evaluates the carrying value and the economic useful life of its long-lived assets based on the Company's operating performance and the expected future net cash flows and will adjust the carrying amount of assets which may not be recoverable. The Company does not believe that any impairment exists in the recoverability of its long-lived assets.

PRE-OPENING COSTS

          Store pre-opening costs, which consist primarily of payroll, supply and advertising expenses, are expensed as incurred.

INCOME TAXES

          The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). This standard requires recognition of deferred tax assets and liabilities, measured by enacted rates, attributable to temporary differences between financial statement and income tax basis of assets and liabilities. Temporary differences result primarily from accelerated depreciation and amortization for tax purposes and various accruals and reserves being deductible for tax periods in future periods. See Note 9-Income Taxes for a discussion of income taxes and the Company's net operating loss carryforwards.

FAIR VALUE OF FINANCIAL INSTRUMENTS

          SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires entities to disclose the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the balance sheets, for which it is practicable to estimate fair value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices for the same or similar financial instruments.

          As cash and cash equivalents, accounts receivable and payable, and certain other short-term financial instruments are all short-term in nature, their carrying amount approximates fair value. The fair values of the Company's long-term debt are discussed further in Note 4--Short and Long-term Borrowings.

ACCOUNTING FOR STOCK BASED COMPENSATION

          The Company accounts for its 1996 Stock Option Plan (the "1996 Plan") under the provisions of Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes a fair value based method of accounting for stock-based compensation plans and requires adoption or pro forma disclosure for all transactions entered into after December 15, 1994. See Note 11--Stock Option Plan for a discussion of the Company's pro forma disclosure of its 1996 Plan.

 ACCOUNTING FOR COMPREHENSIVE INCOME

          In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company will be required to present comprehensive income in its primary financial statements. Other comprehensive income represents revenues, expenses, gains and losses that bypass the income statement. The Company will be required to display the cumulative effect of other comprehensive income items as a separate component of stockholders' equity, and present the components of other comprehensive income in its income statement or statement of stockholders' equity. This statement is effective for fiscal years beginning after December 15, 1997 and reclassification of comparative information for prior years' financial statements will be required. Management does not believe that the accompanying financial statements will be affected by the adoption of SFAS No. 130, and will adopt SFAS No. 130 during the first quarter of Fiscal 1998.

RECLASSIFICATIONS

          Certain prior period balances have been reclassified to conform to current year presentation.

UNAUDITED INTERIM FINANCIAL INFORMATION

          All information with respect to the balance sheet as of May 3, 1997 and the statements of income, changes in stockholders' equity (deficit) and cash flows for the three months ended May 4, 1996 ("First Quarter Fiscal 1996") and First Quarter Fiscal 1997 is unaudited and has been prepared in accordance with generally accepted accounting principles for interim financial presentation. In the opinion of management, the unaudited financial statements contain all adjustments necessary for a fair presentation of the results of such periods. The unaudited financial statements have been prepared on a basis consistent with that of the audited financial statements as of February 1, 1997. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations for the First Quarter Fiscal 1997 are not necessarily indicative of the results of operations that may be expected for the full year.

PRO FORMA NET INCOME PER COMMON SHARE

          Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average common shares and common share equivalents outstanding as if (i) the proposed stock split and Series B conversion discussed in Note 15--Subsequent Events, (ii) the 1996 Private Placement of Common Stock discussed in Note 3--Private Placements, (iii) the cancellation of the preferred shares as discussed in Note 10--Stockholders' Equity (Deficit) and (iv) the granting of management options in conjunction with the 1996 Private Placement as discussed in Note 11--Stock Option Plan, occurred on February 4, 1996. Common share equivalents include the Noteholder Warrant, the Legg Mason Warrant, as discussed in Note 3-- 1996 Private Placement, and management options to purchase common stock, calculated using the treasury stock method in accordance with APB Opinion No. 15, "Earnings per Share," ("APB No. 15") at an estimated initial public offering price. Pro forma fully diluted net income per common share is equal to the amount presented.

          Historical net income (loss) per common share amounted to $(0.03), $(0.01) and $2.06 for Fiscal 1994, Fiscal 1995 and Fiscal 1996 and to $0.01 (unaudited) and $0.04 (unaudited) for First Quarter Fiscal 1996 and First Quarter Fiscal 1997, respectively. Weighted average common shares and common share equivalents amounted to 16,464,000, 16,464,000, and 20,803,645 for Fiscal 1994, Fiscal 1995, and Fiscal 1996 and to 16,464,000 (unaudited) and 23,903,392
(unaudited) for First Quarter Fiscal 1996 and First Quarter Fiscal 1997, respectively. Common share equivalents, calculated using the treasury stock method as described above, include management options, the Noteholder warrant and the Legg Mason warrant (see Note 3-- 1996 Private Placement). Net income
(loss) applicable to common shares was $(418,000), $(116,000) and $42,894,000 for Fiscal 1994, Fiscal 1995 and Fiscal 1996, respectively, and $215,000 (unaudited) and $1,011,000 (unaudited) for First Quarter Fiscal 1996 and First Quarter Fiscal 1997, respectively. This reflects the deduction of the accretion of preferred dividends of $1,880,000 and $1,770,000 for Fiscal 1994 and Fiscal 1995, respectively, and $422,000 (unaudited) for First Quarter Fiscal 1996. For Fiscal 1996, reflected in net income applicable to common shareholders is a credit of $12,453,000, representing cumulative preferred dividends in arrears that went unpaid at the time of surrender of the preferred stock of $13,147,000, offset by $694,000 of dividends accreting in Fiscal 1996 prior to their surrender.

          In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." Under SFAS No. 128, the presentation of both basic and diluted earnings per share is required on the statements of income for periods ending after December 15, 1997, at which time restatement will be necessary. Had the provisions of SFAS No. 128 been in effect as of February 1, 1997 and during First Quarter Fiscal 1997, the Company would have reported pro forma basic net income per share of $1.49 (unaudited) and $0.05 (unaudited) for Fiscal 1996 and for the First Quarter Fiscal 1997, respectively. Under SFAS No. 128, pro forma diluted earnings per share is equal to the pro forma net income per share currently disclosed by the Company.

3.       1996 PRIVATE PLACEMENT

          During Fiscal 1996, the Company employed the services of Legg Mason Wood Walker, Incorporated ("Legg Mason") to assist, as its placement agent, in the recapitalization of the Company. As a result, pursuant to a Note and Warrant Agreement dated June 28, 1996 (the "Note and Warrant Purchase Agreement") between the Company and Nomura Holding America Inc. (the "Noteholder"), the Company sold to the Noteholder, for a purchase price of $20 million, the Company's 12% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") in the principal amount of $20 million, together with a warrant (the "Noteholder Warrant") representing the right to purchase 1,992,252 shares of Common Stock at an exercise price of $2.68 per share. This warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $1.9 million. This amount has been accounted for herein as a credit to additional paid-in capital, net of income tax effect of $0.8 million, and a discount to the Senior Subordinated Notes, and is being amortized over the six-year term of the Senior Subordinated Notes. The Company also paid the Noteholder funding and structuring fees in the aggregate amount of $300,000.

          Concurrent with the sale of the Senior Subordinated Notes, Legg Mason assisted the Company in its sale of its newly issued Series B Common
Stock to two funds managed by Saunders Karp & Megrue L.P. ("SKM"), The SK Equity Fund, L.P. and SK Investment Fund, L.P., together with a former consultant to SKM (collectively, the "SKM Investors"). The aggregate proceeds from the sale of the Series B Common Stock were approximately $20.5 million, before deducting transaction costs of approximately $1.7 million. See Note 10- Stockholders' Equity (Deficit) for a discussion of the Series B Common Stock. Concurrently with the 1996 Private Placement, the Company paid a transaction fee of $250,000 to SKM and reimbursed SKM for $50,000 of out-of-pocket expenses.

          Net proceeds from the sale of the Senior Subordinated Notes and the issuance of the Series B Common Stock (collectively, the "1996 Private Placement"), were used to (i) redeem certain outstanding shares of Common Stock ($11.8 million), (ii) repay certain indebtedness and related interest ($13.5 million), (iii) pay transaction costs ($3.1 million), (iv) reduce borrowings under the Foothill Credit Facility (see Note 4-Short- and Long-term Borrowings) and (v) for other general corporate purposes.

          In conjunction with the 1996 Private Placement, Legg Mason received $1.6 million in cash fees and a warrant to purchase 747,096 shares of Common Stock at an exercise price of $2.68 per share (the "Legg Mason Warrant"). This warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $700,000. An amount equal to 49.4% of the value of the warrant, determined on the basis of gross proceeds from the 1996 Private Placement, was attributable to the placement of the Senior Subordinated Notes, has been credited to additional paid-in capital and capitalized as deferred financing costs in other assets, and is being amortized over the six- year term of the Senior Subordinated Notes. See Note 10-Stockholders' Equity (Deficit) for a further discussion of the Legg Mason Warrant.

4.       SHORT AND LONG-TERM BORROWINGS

SHORT-TERM BORROWINGS

THE FOOTHILL CREDIT FACILITY

          On April 12, 1995, the Company entered into a revolving credit facility (the "Foothill Credit Facility") with Foothill Capital Corporation ("Foothill Capital"). The Foothill Credit Facility provided for borrowings of up to $15 million and up to $5 million of letters of credit. The Foothill Credit Facility expires in April 1998, and provides for one year automatic renewal options. In May 1996, the Foothill Credit Facility was amended to provide for up to $20 million in borrowings and up to $10 million of letters of credit. As of February 3, 1996 and February 1, 1997 the Company had $8.7 million in borrowings and no borrowings, respectively, outstanding under the Foothill Credit Facility.

          The availability of borrowings under the Foothill Credit Facility is determined as an amount equal to the sum of (i) 90% of eligible accounts receivable, (ii) 30% of the selling price of eligible inventory (not to exceed 60% of the cost of eligible inventory or 65% of the cost of eligible inventory during the months of February, March, June, July, August and November) and (iii) 30% of the retail selling price of inventory to be acquired pursuant to outstanding letters of credit (not to exceed the lower of (a) the face value of the outstanding letters of credit or (b) 60% of the cost of inventory to be acquired pursuant to outstanding letters of credit or 65% of the cost of such inventory during the months of February, March, June, July, August, October and November). The Company's obligations under the Foothill Credit Facility are secured by a lien on the Company's present and future assets, intellectual property and other general intangibles. The aggregate amounts available, before taking into consideration borrowings outstanding, as of February 1, 1997 and May 3, 1997 (unaudited) were $11.9 million and $13.7 million, respectively. Letters of credit outstanding as of February 3, 1996, February 1, 1997 and May 3, 1997 (unaudited) were $2.0 million, $4.7 million and $6.9 million, respectively.

          The Foothill Credit Facility also contains certain financial covenants including among others, the maintenance of minimum levels of tangible net worth, working capital and current ratios and maximum capital expenditures, as defined in the Foothill Credit Facility. The Company obtained a waiver from Foothill Capital with respect to the capital expenditure limitations for fiscal 1996, which enabled the Company to open additional stores in connection with its expansion program. As of February 1, 1997, the Company was in compliance with all of its other covenants under the Foothill Credit Facility.

          The Foothill Credit Facility provides for borrowings at an interest rate equal to the higher of (a) 9% per annum or (b) the sum of (i) 2.5% per annum plus (ii) the highest of the variable rates of interest, per annum, most recently announced by (x) Bank of America, T.A. & S.A., (y) Mellon Bank, N.A. and (z) Citibank, N.A.; provided, however, that in no event may the amount of interest accrued and payable under the Foothill Credit Facility be less than $500,000 per year. As of each of February 3, 1996 and February 1, 1997, the interest rate charged under the Foothill Credit Facility was 10.75%. In addition, the Company was also required to pay an anniversary fee of $150,000 during Fiscal 1996 and $100,000 during the First Quarter Fiscal 1997.

          Borrowing activity under the Foothill Credit Facility was as follows (dollars in thousands):

                                                          For the Fiscal
                                                           Years Ended
                                                 -----------------------------
                                                   February 3,      February 1,
                                                     1996             1997
                                                  ----------    --------------
Weighted average balances outstanding..........     $9,556            $5,403
Weighted average interest rate.................      11.21%            10.75%
Maximum balance outstanding....................    $15,747           $12,687

          For additional information on the pending amendment to the Foothill Credit Facility, see Note 15-Subsequent Events.

LONG-TERM BORROWINGS

          The fair value of the Company's long-term debt is estimated based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities. Management believes that the carrying amount of the Company's long-term debt approximates fair value. The components of the Company's long-term debt are as follows (dollars in thousands) :

                                                                                                      May 3,
                                                    February 3,             February 1,                1997
                                                        1996                   1997                 (unaudited)
                                                    -----------             ----------              -----------
Senior Subordinated Notes...............            $      0                  $20,000                $20,000
Installment Notes.......................               4,610                    1,360                  1,210
Finchside Notes.........................               3,713                        0                      0
Skiva Note..............................               3,358                        0                      0
Related party loan......................               2,500                        0                      0
                                                     --------                 --------               --------
                                                      14,181                   21,360                 21,210
Less: Current portion...................              (6,808)                    (600)                  (600)
Less: Unamortized discount of  Senior
      Subordinated Notes................                   0                   (1,720)                (1,640)
                                                     ---------                ---------              --------
  Total long-term debt..................             $ 7,373                  $19,040                $18,970
                                                     =========                =========              =========

THE SENIOR SUBORDINATED NOTES

          The Senior Subordinated Notes, which mature in 2002, are in the principal amount of $20.0 million and bear interest at a rate of 12% per annum, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on July 1, 1996. These notes have been discounted by $1.9 million relative to the valuation of the Noteholder Warrant for financial reporting purposes (see Note 10-Stockholders' Equity (Deficit)). This discount is being accreted into interest expense over the six year term of the Senior Subordinated Notes.

          The Senior Subordinated Notes are governed by the terms of a note and warrant purchase agreement which provides for certain operating restrictions and financial covenants. The Senior Subordinated Notes by their terms are subordinated to borrowings under the Foothill Credit Facility. The Senior Subordinated Notes rank senior to or pari passu with all other unsecured indebtedness of the Company. The Senior Subordinated Notes may not be prepaid prior to December 31, 1997, except upon consummation of an initial public offering of the Company's Common Stock. On or after December 31, 1997 or, if earlier, upon consummation of an initial public offering, the Senior Subordinated Notes may be prepaid in whole or in part, upon payment of a prepayment premium of 6% through December 31, 1998, decreasing to 4% during 1999 and 2% during 2000, with no prepayment premium thereafter. Notwithstanding the foregoing, the Senior Subordinated Notes may be prepaid at any time without a prepayment premium if concurrently with prepayment the Noteholder is afforded the opportunity to sell at least 75% of the stock underlying its warrants in a public offering of the Company. The Company obtained an amendment from the Noteholder with respect to the capital expenditure limitations for fiscal 1996, which enabled the Company to open additional stores in connection with its expansion.

 THE INSTALLMENT NOTES

          On December 28, 1993, the Company agreed to be a co-maker of two installment notes issued as of that date by the Chairman of the Board and certain of his family members in connection with their bankruptcy proceedings. Although the Company was a co-maker of the installment notes, the notes expressly provided that they were non-recourse to the Company. The Company agreed to be a co-maker of these installment notes in consideration for the waiver of certain claims in the amount of $20.0 million for repayment of funds previously loaned to the Company by its stockholders. One such installment note, in the principal amount of $2,650,000 ("Note A"), was non-interest bearing and provided for three annual principal payments. Note A was secured by a pledge of shares of the Company's Common Stock held by the Chairman of the Board and certain of his family members. Note A was repaid by the Company on July 1, 1996 with a portion of the net proceeds from the 1996 Private Placement. The other installment note, in the principal amount of $2,110,000 ("Note B" and collectively with Note A, the "Installment Notes"), provided for monthly principal payments of $50,000, commencing November 30, 1995 and continuing through October 31, 1998, with the remaining balance of $310,000 due on November 30, 1998. Interest on Note B accrued at the rate of 5% per annum for the first two years only, of which 3% per annum was payable monthly and the remaining 2% was added to the principal balance, to be paid at final maturity. Note B was secured by a lien on certain personal assets of the Chairman of the Board and certain of his family members. The Company repaid Note B on May 28, 1997 (unaudited).

THE FINCHSIDE NOTES

          On June 28, 1991, the Company entered into a $10 million financing agreement with Finchside International, Ltd. ("Finchside"), an unaffiliated lender, which provided for irrevocable letters of credit, draft acceptances and advances (up to 120 days) to finance inventory purchases. The Company subsequently entered into a non-interest bearing agreement (the "Finchside Notes") with Finchside on January 28, 1993 providing for the repayment of $7.6 million in past due amounts under the original financing agreement. The Finchside Notes required installment payments of principal through June
1997. As a result of the Company's financial difficulties leading to its revised agreement with Finchside, the issuance of the Finchside Notes was accounted for as a troubled debt restructuring and therefore no interest was imputed on the Finchside Notes. On July 22, 1994, the Company amended and extended the remaining principal amount of the Finchside Notes of $5,712,000 over seven non-interest bearing payments commencing December 1995 with full repayment required by December 1998. On December 8, 1995, the Company further amended the repayment schedule of the Finchside Notes to provide for a final maturity in August 1998. The Finchside Notes were repaid on June 28, 1996 with a portion of the net proceeds from the 1996 Private Placement.

THE SKIVA NOTE

          During fiscal 1992, Skiva International, Inc. ("Skiva") agreed to extend credit to the Company for working capital purposes, under an informal financing arrangement personally guaranteed by certain stockholders of the Company. As a result of a default by the Company during fiscal 1992, Skiva accepted a note from the Company (the "Skiva Note") in the aggregate principal amount of $4,473,000 with no interest. As a result of the Company's financial difficulties leading to its revised arrangement with Skiva, the issuance of the Skiva Note was accounted for as a troubled debt restructuring and therefore no interest was imputed on the Skiva Note. In fiscal 1994, as the Company continued to restructure its business, the terms of the Skiva Note were amended to extend the repayment of the outstanding principal balance of $3,358,000, with no interest, over nine quarterly installment payments commencing in December 1995. On January 1, 1996, the Company further amended the Skiva Note to provide for a revised repayment schedule, an annual interest rate of 10% on the remaining balance and a $154,000 payment for accrued interest for the six month period ended June 30, 1996. The Skiva Note was repaid on June 28, 1996 with a portion of the net proceeds from the 1996 Private Placement.

RELATED PARTY LOANS

          During the fiscal year ended January 29, 1994, the Chairman of the Board, his father-in-law and his mother made loans to the Company for working capital purposes in the aggregate amount of $2.5 million. The loans bore interest at rates ranging from 4% to 8% per annum and were subordinated to the Company's working capital facility with its senior lender. In addition, the Chairman of the Board's father-in-law loaned the Company $300,000 in March 1996 at 8% per annum interest. All such loans were repaid with a portion of the net proceeds of the 1996 Private Placement.

MATURITIES OF LONG-TERM DEBT

          As of February 1, 1997, the aggregate maturities of long-term debt were as follows (dollars in thousands):

1997....................................          $600
1998....................................           760
1999....................................             0
2000....................................             0
2001....................................             0
Thereafter..............................        20,000
                                                -------
                                                21,360
Less: Current portion ..................           600
Less: Unamortized discount..............         1,720
                                          ------------
  Total long-term debt--                       $19,040
                                          ============

5.       SUPPLEMENTAL CASH FLOW INFORMATION

          Cash paid for interest and income taxes were as follows (dollars in thousands):

                                                                                            For the Three
                                                  For the Fiscal Years Ended                Months Ended
                                        -----------------------------------------    ---------------------------
                                          January 28,     February 3,    February 1,  May 4, 1996    May 3, 1997
                                           1995            1996           1997        (unaudited)    (unaudited)
                                        -------------  ------------     ------------  ----------    -------------
Interest............................          $1,255         $1,916        $2,369            $377           $669
Income taxes........................          $    0         $   58        $   70            $ 35           $401
                                            ========         ======        ======           =====           ====

6.       PROPERTY AND EQUIPMENT, NET

          Property and equipment, net is comprised of the following (dollars in thousands) :

                                                                                                                 May 3,
                                                                          February 3,       February 1,           1997
                                                                            1996              1997            (unaudited)
                                                                         ------------       ----------         ----------
Leasehold improvements..........................................          $15,012           $19,226            $21,391
Store fixtures and equipment....................................            6,610             8,604             10,673
Store fixtures and equipment under capital leases...............            3,642             3,642              3,642
Construction in progress........................................              197               910              1,002
                                                                         -----------        ---------        ----------
Property and equipment, gross...................................           25,461            32,382             36,708
Less: Accumulated depreciation and amortization................            (9,669)          (12,083)           (13,292)
                                                                         -----------        ---------        -----------
Property and equipment, net.....................................          $15,792           $20,299            $23,416
                                                                         ===========        =========        ===========
    7.   ACCRUED EXPENSES, INTEREST AND OTHER CURRENT LIABILITIES

          Accrued expenses, interest and other current liabilities is comprised of the following (dollars in thousands):

                                                                                                                 May 3,
                                                                          February 3,        February 1,          1997
                                                                             1996               1997          (unaudited)
                                                                          ----------         ----------       -----------

    Accrued salaries and benefits..................................         $1,236             $1,878            $1,813
    Accrued interest...............................................            196                298               307
    Accrued real estate expenses...................................            825              1,000             1,086
    Customer liabilities...........................................            566                716               621
    Accrued taxes other than income................................            367                342               602
    Other accrued expenses.........................................          1,567              1,809             1,722
                                                                           --------             -------          -------
    Accrued expenses, interest and other current liabilities.......         $4,757             $6,043             6,151
                                                                           ========            ========          =======
    8.   COMMITMENTS AND CONTINGENCIES

          The Company leases all of its stores, a distribution facility, and certain office equipment and store fixtures under leases expiring at various dates through 2008. Certain of the leases include options to renew. The leases require fixed minimum annual rentals plus, under the terms of certain leases, additional payments for taxes, other expenses and rentals based upon sales.

         Rent expense is as follows (dollars in thousands):


                                                           For the Fiscal Years
                                                                  Ended
                                                ------------------------------------------
                                                  January 28,   February 3,     February 1,
                                                    1995           1996           1997
                                                ------------  -------------  -------------
Store and distribution facility rent
   Minimum rentals..........................       $8,915        $9,946         $11,221
   Additional rent based upon sales.........          175           175            195
                                                ------------  -------------  -------------
              Total store rent..............        9,090        10,121         11,416
              Store fixtures and equipment rent       711           712            727
                                                ------------  -------------  -------------
              Total rent expense...............    $9,801       $10,833        $12,143
                                                ============  =============  =============

          Future minimum annual lease payments under the Company's operating and capital leases with initial or remaining terms of one year or more, at February 1, 1997, are as follows (dollars in thousands):

                                                     Operating        Capital
                                                     Leases             Leases
                                                 -------------   -------------
       Fiscal year -
       1997.....................                      $14,122         $828
       1998.....................                       14,245           92
       1999.....................                       13,891            0
       2000.....................                       13,277            0
       2001.....................                       10,608            0
       Thereafter...............                       36,869            0
                                                  -------------   -------------

       Total minimum lease payments...........       $103,012          920
                                                  =============
       Less:  Interest and executory costs....                         (56)
                                                                  -------------
       Present value of net minimum lease payments                     864
       Less:  Current portion of obligations under capital lease      (772)
                                                                  -------------
       Long-term obligations under capital lease                      $92
                                                                  =============
       LITIGATION

          The Company, from time-to-time, is involved in litigation arising in the normal course of its business. Management believes that the resolution of all pending litigation, after considering reserves provided for in the accompanying financial statements, will not have a material adverse effect on the Company's financial position or results of operations.


 9.      INCOME TAXES

          Components of the Company's provision (benefit) for income taxes consisted of the following (dollars in thousands):

                                         For the Fiscal Years Ended
                                  ---------------------------------------------
                                  January 28,     February 3,       February 1,
                                    1995             1996              1997
                                 ---------------  -----------     -------------
Current-
Federal...................         $ 0              $36              $244
State.....................          54                0               100
Deferred-
Federal...................           0                0               859
State.....................           0                0               249
Valuation allowance.......           0                0           (22,371)
Provision (benefit) for           -----            -----         ---------
income taxes..............        $ 54              $36          ($20,919)
                                  ======           =====         =========
          A reconciliation between the calculated tax provision (benefit) on income based on the statutory rates in effect and the effective tax rate follows (dollars in thousands):

                                               For the Fiscal Years Ended
                                     ----------------------------------------
                                     January 28,     February 3,    February 1,
                                       1995            1996           1997
                                     ------------  --------------  ------------
Calculated income tax provision.....     $371          $575           $3,333
Reversal of valuation allowance ....        0             0          (21,042)
Utilization of operating loss
carryforwards ......................     (167)         (537)         ( 3,540)
State income taxes .................       36            27              259
Nondeductible expenses .............       12            21               24
Other..............................      (198)          (50)              47
                                     --------------   ---------     ----------

Tax provision (benefit) as shown on
the  statements of income ...........    $54            $36          ($20,919)
                                     ==============  ==========  =============

          Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes as measured by tax laws. These temporary differences are determined in accordance with SFAS No. 109.


          Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows (dollars in thousands):

                                                    February 3, 1996                     February 1, 1997
                                        -------------------------------------           -----------------------------
                                        Deferred Tax             Deferred Tax           Deferred Tax     Deferred Tax
                                         Assets                   Liabilities           Assets           Liabilities
                                        ------------             ------------           ------------     ------------
Current-
Restructuring.......................      $89                    $0                      $0               $0
Uniform inventory capitalization....      181                     0                     258                0
Inventory...........................      121                     0                      16                0
Expenses not currently deductible...      114                     0                     514                0
Net operating loss carryforwards....        0                     0                   5,000                0
                                         --------               ----------          --------            ------
             Total current..........     $505                    $0                  $5,788               $0
                                        =========               =========          ========             ======
Noncurrent-
Amortization of debt issue costs....       $0                    $0                     $66               $0
Depreciation........................    1,021                     0                     921                0
Deferred rent.......................      609                     0                     925                0
Imputed interest on loans...........        0                  (668)                    139                0
Discount on Senior Subordinated Notes       0                     0                       0              688
Net operating loss carryforwards....   20,904                     0                  13,348                0
                                       --------                ------               --------            ------
        Total noncurrent...........    22,534                 ($668)                 15,399             $688
                                       --------               =======               --------           ========
        Net noncurrent.............    21,866                                        14,711
                                      ---------                                     --------
                  Total............    22,371                                        20,499
                                      ---------                                     ---------
Valuation allowance................   (22,371)                                            0
                                      ---------                                     ---------
Total deferred taxes...............        $0                                       $20,499
                                      =========                                     ========

          At February 1, 1997, the Company had net operating loss carryforwards ("NOLs") totaling approximately $45.9 million which expire for federal income tax purposes during the fiscal years 2003 through 2006. The provisions of SFAS 109 require that the tax benefit of such NOLs be recorded as an asset and, to the extent that management cannot assess that the utilization of all or a portion of such deferred tax assets is more likely than not to be realized, a valuation allowance should be recorded. At February 3, 1996, the Company had net deferred tax assets amounting to approximately $22.4 million and management believed it to be more likely than not that the deferred tax assets would not be utilized based upon the historical performance of the Company. Accordingly, a valuation allowance was recorded against the net deferred tax assets at February 3, 1996. During the fourth quarter of Fiscal 1996, the valuation allowance was reversed because management believed it to be more likely than not that future taxable income of the Company will be sufficient to utilize the Company's net deferred tax assets of $20.5 million due to the Company's improved operating results in Fiscal 1995 and Fiscal 1996 as well as the Company's projected operating performance. Accordingly, the Company's net income for fiscal 1997 and future years will require calculation of a tax provision based on statutory rates in effect. Until the NOLs are fully utilized or expire, this tax provision will not be paid in cash (other than to the extent of the federal alternative minimum tax and state minimum taxes) but will reduce the deferred tax asset on the balance sheet. The amount and availability of these NOLs are subject to review by the Internal Revenue Service.

          Under the provisions of the Internal Revenue Code, the occurrence of certain events may affect the Company's ability to utilize its NOLs. The Company does not believe any such events occurred during fiscal 1996.

10.      STOCKHOLDERS' EQUITY (DEFICIT)

          The Company's preferred stock, Series A Common Stock, Series B Common Stock and the common stock are comprised of the following (dollars in thousands):

                                                                                                                  May 3,
                                                                              February 3,       February 1,        1997
                                                                                 1996              1997        (unaudited)
                                                                              -----------       -----------    -----------
Preferred stock:
    Authorized number of shares....................                              10,000         10,000            10,000
    Issued and outstanding number of shares........                              10,000              0                 0
    Liquidation preference........................                              $35,953              0                 0

Series A Common Stock:
    Authorized number of shares...................                                  n/a     27,600,000         27,600,000
    Issued and outstanding number of shares.......                                  n/a     12,760,800         12,760,800

Series B Common Stock:
    Authorized number of shares...................                                  n/a         70,000            70,000
    Issued and outstanding number of shares.......                                  n/a         47,238            47,238
    Liquidation preference........................                                  n/a        $20,506           $20,506

Common stock:
    Authorized number of shares..................                               140,000            n/a               n/a
    Issued and outstanding number of shares.......                              137,200            n/a               n/a

Treasury stock:
    Number of shares.............................                                 2,800              0                 0

Warrants:
   Number of shares of Series A Common Stock.....                                   n/a       2,739,348         2,739,348


In conjunction with the Company's initial public offering, the Company intends to effectuate a 120-for-one stock split of its Series A Common Stock and anticipates a conversion of all outstanding Series B Common Stock into 7,659,889 shares of Common Stock (see Note 15 - Subsequent Events). The Company's financial statements retroactively reflect such stock split. In addition, the Series A Common Stock will be redesignated as Common Stock.


PREFERRED STOCK

          The preferred stock was nonvoting and provided for cumulative dividends. Dividends in arrears amounted to approximately $12.5 million, or $1,245 per share at February 3, 1996. The Company did not declare or pay any dividends during fiscal 1996. The shares of preferred stock were redeemable by the Company at their issuance price plus accrued dividends, whether or not such dividends were earned or declared. Accrued dividends were deducted from net income to calculate net income applicable to common stockholders for historical earnings per share purposes (See Note 2 - Basis of Presentation and Significant Accounting Policies). On June 28, 1996, the outstanding shares of preferred stock were surrendered for no consideration. Accordingly, at February 1, 1997, 10,000 shares are available for future issuance by the Company.

SERIES A COMMON STOCK

          During Fiscal 1996, the Company converted all outstanding shares of its common stock to 16,800,000 shares of Series A Common Stock. Pursuant to a Redemption Agreement dated June 28, 1996, the Company redeemed a total of 4,039,200 shares of its Series A Common Stock from certain stockholders of the Company for the aggregate amount of $11.8 million.

SERIES B COMMON STOCK

          In conjunction with the 1996 Private Placement, the Company issued 47,238 shares of Series B Common Stock to the SKM Investors (see Note 3 - 1996 Private Placement).

          The Series B Common Stock is currently convertible into 7,659,889 shares of Series A Common Stock, which would represent 30.8% of the outstanding shares of the Series A Common Stock on a fully diluted basis. The conversion ratio is subject to adjustment under certain circumstances. In the event of a public offering, the liquidation preference and special voting rights of the Series B Common Stock terminate thirty days after any such event, provided certain conditions are met. The Series B Common Stock carries a liquidation preference initially equal to its purchase price, increasing by 12.5% per annum. After five years, if the Company has not effected an initial public offering, the holders of the Series B Common Stock have the right subject to certain conditions, to require the Company to repurchase the Series B Common Stock at a price equal to the greater of its liquidation preference or fair market value. The Company can avoid this repurchase by allowing the holders of the Series B Common Stock to sell the entire company. The Series B Common Stock also has certain registration rights. For additional information on the Series B Common Stock, see Note 15--Subsequent Events.

COMMON STOCK

         During Fiscal 1994, an executive officer of the Company forwarded funds in the amount of $488,000 to the Company for the subscription for shares to be issued to such executive officer, subject to approval of the Company's Board of Directors, at a future date. Such shares were not issued as of February 1, 1997. See Note 15 - Subsequent Events.

        During Fiscal 1996, the Company converted all outstanding shares of its common stock to 16,800,000 shares of Series A Common Stock.

TREASURY STOCK

          During Fiscal 1993, the Company purchased 2,800 shares of common stock for treasury for an aggregate price of $50,000. On June 5, 1996, an executive officer officer of the Company exercised his option to purchase such shares of treasury stock.

 WARRANTS

          In conjunction with the 1996 Private Placement (see Note 3-1996 Private Placement), the Company sold to the Noteholder a warrant to purchase 1,992,252 shares of the Series A Common Stock of the Company at an exercise price of $2.68 per share. The Noteholder Warrant is exercisable for a ten year period beginning after the earlier of January 10, 1997 or the date the Series A Common Stock is first registered under the Securities Exchange Act of 1934. The Noteholder also has registration rights with respect to shares underlying the Noteholder Warrant. This Noteholder Warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $1.9 million. This amount has been accounted for herein as a credit to additional paid-in capital, net of income taxes, and a discount to the Senior Subordinated Notes, and is being amortized over the six-year term of the Senior Subordinated Notes.

     The Company also issued a warrant to purchase 747,096 shares of the Series A Common Stock of the Company at an exercise price of $2.68 per share to Legg Mason. The Legg Mason Warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $700,000. An amount equal to 49.4% of the value of the Legg Mason Warrant, determined on the basis of gross proceeds from the 1996 Private Placement, was attributable to the placement of the Senior Subordinated Notes, has been credited to paid-in capital and capitalized as deferred financing costs in other assets, and is being amortized over the six-year term of the Senior Subordinated Notes.

          See Note 15--Subsequent Events for additional information about the warrants.

11.      STOCK OPTION PLAN

          On June 28, 1996, the Company approved the adoption of the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes the granting of incentive stock options and nonqualified stock options to key employees of the Company. The Plan provides for the granting of options with respect to 1,743,240 shares of Series A Common Stock. The 1996 Plan is administered by a committee of the Board of Directors (the "Committee"). Options granted under the 1996 Plan will have an exercise price established by the Committee provided that the exercise price of incentive stock options may not be less than the fair market value of the underlying shares at the date of grant. The 1996 Plan also contains certain provisions that require the exercise price of incentive stock options granted to shareholders owning greater than 10% of the Company be at least 110% of the fair market value of the underlying shares. At February 1, 1997, no stock options were issued to any stockholders owning greater than 10% of the Company's stock. Unless otherwise specified by the Committee, options will vest at the rate of 20% six months from the date of grant and 20% on each of the first, second, third and fourth anniversaries of the date of grant. On June 28, 1996, options to purchase 1,444,080 shares were granted at the exercise price of $2.68 per share. No additional options were granted in Fiscal 1996. As of February 1, 1997, no options had been exercised under the 1996 Stock Option Plan. For additional information on additional options being granted under the 1996 Plan, see Note 15-Subsequent Events.

          Effective February 1, 1997, the Company adopted the provisions of SFAS
123. As permitted by SFAS 123, the Company has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized for stock-based compensation, since the options granted were at prices that equaled or exceeded their estimated fair market value at the date of grant. If compensation expense for the Company's stock options issued in 1996 had been determined based on the fair value method of accounting, for Fiscal 1996 the Company's net income would have been reduced to the pro forma amounts indicated below:

       Net income-
         As reported                       $30,441,000
         Pro forma                         $30,210,000
      Pro forma net income
       per share-
         As reported                             $1.27
         Pro forma                               $1.26

          The fair value of issued stock options was estimated on the date of grant using the Black- Scholes option pricing model incorporating the following assumptions for options granted in Fiscal 1996: no dividend yield or volatility factor; risk free interest rate of 6.46%; and an expected life of the options of five years.


12.      SAVINGS AND INVESTMENT PLAN

          The Company has adopted The Children's Place 401(k) Savings and Investment Plan (the "401(k) Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is a defined contribution plan established to provide retirement benefits for all employees who have completed one year of service with the Company and attained 21 years of age.

          The 401(k) Plan is employee funded up to an elective annual deferral and also provides an option for the Company to contribute to the 401(k) Plan at the discretion of the 401(k) Plan's trustees. The Company did not exercise its discretionary contribution option during Fiscal 1994, Fiscal 1995 and Fiscal 1996. In January 1997, the 401(k) Plan was amended whereby the Company will match the lesser of 50% of the participant's contribution or 2.5% of the participant's compensation.

 13.     QUARTERLY FINANCIAL DATA (UNAUDITED)

          The following table summarizes the quarterly financial data for fiscal 1995 and fiscal 1996 (dollars in thousands):


                                                                               Year Ended February 3, 1996
                                                           -------------------------------------------------------------------
                                                            First                Second                Third            Fourth
                                                           Quarter               Quarter              Quarter           Quarter
                                                           -------               -------              -------           -------
Net sales..............................                    $25,433               $23,181              $33,713           $39,733
Gross profit...........................                      7,224                 5,530               11,640            14,232
Net income (loss)......................                    (1,116)               (2,959)                2,382             3,347

                                                              Year Ended February 1, 1997
                                                          First                  Second                Third            Fourth
                                                          Quarter                Quarter              Quarter           Quarter

Net sales..............................                    $30,438               $25,974              $40,353           $47,073
Gross profit...........................                     10,238                 7,873               16,976            18,965
Net income (loss)......................                        637               (1,962)                5,350            26,416(1)

----------------------

(1) Includes a reversal of a valuation allowance on a net deferred tax asset
(see Note 9-Income Taxes).

14.      RELATED PARTY TRANSACTIONS

          Concurrently with the 1996 Private Placement, the Company entered into a management agreement with SKM which provides for the payment of an annual fee of $150,000, payable quarterly in advance, in exchange for certain financial advisory services. Pursuant to the advisory agreement, the Company incurred fees to SKM of approximately $93,000 in Fiscal 1996 and approximately $38,000 during the First Quarter Fiscal 1997.

     For additional information about related party transactions, see Note 3 - 1996 Private Placement, Note 4 - Short and Long Term Borrowings, and Note 10 - Stockholders' Equity (Deficit).

15.      SUBSEQUENT EVENTS

          During July 1997, with respect to $488,000 of funds forwarded to the Company during fiscal 1994 by an executive officer of the Company for the subscription for shares of the Company's common stock (see Note 10--Stockholders Equity (Deficit)), the Board of Directors determined to not issue such shares and to refund the $488,000 to such executive officer prior to July 31, 1997.

          The Company is currently finalizing an amended credit facility with Foothill Capital to increase the Foothill Credit Facility from $20.0 million to $30.0 million (including an increase in the sublimit for letters of credit from $10.0 million to $20.0 million).

          In July 1997, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering of ________ shares of Common Stock. The Company intends to use the net proceeds of the proposed offering to (i) pay the principal amount of, and accrued interest on, the Senior Subordinated Notes, (ii) repurchase the Noteholder Warrant and
(iii) repurchase two-thirds of the Legg Mason Warrant. As a result of the repayment of the Senior Subordinated Notes, the Company expects to incur a non-cash, extraordinary charge to earnings during the third quarter of Fiscal 1997 of approximately $2.3 million, resulting from the write-off of unamortized debt issuance costs and unamortized debt discount, net of taxes.

          In conjunction with its proposed initial public offering, the Company intends to effect a 120-for-one stock split of the Series A Common Stock (the "Stock Split"), to convert all outstanding shares of the Series B Common Stock into 7,659,889 shares of Series A Common Stock (the "Series B Conversion") and to redesignate the Series A Common Stock as Common Stock (the "Reclassification"). In addition, the Company expects that, prior to the consummation of the initial public offering, the Company will amend and restate its certificate of incorporation and bylaws in order to, among other things, (i) effect the Series B Conversion, the Stock Split and the Reclassification, (ii) authorize 100,000,000 shares of Common Stock, $.10 par value per share, (iii) authorize one million shares of Preferred Stock, par value $1.00 per share, without designation, and (iv) provide for certain anti-takeover provisions.

          The Company also expects to enter into an amended and restated stockholders agreement with all of its existing stockholders. In addition, the Company intends to adopt a 1997 Stock Option Plan and is considering adopting an Employee Stock Purchase Plan. Moreover, it is expected that, prior to the public offering, options to purchase 299,160 shares of Common Stock will be granted to one or more executive officers under the 1996 Plan and that, thereafter, no further options will be granted under the 1996 Plan.

==============================================================================

          No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such solicitation.

                        ------------------------
                            TABLE OF CONTENTS
                        ------------------------
                                                          PAGE
Prospectus Summary.........................................
Risk Factors...............................................
Company History............................................
Use of Proceeds............................................
Dividend Policy............................................
Capitalization.............................................
Dilution ..................................................
Selected Financial and Operating Data
Management's Discussion and  Analysis of Financial
   Condition and Results of Operations
Business...................................................
Management.................................................
Security Ownership of Certain Beneficial Owners
  and Management ..........................................
Certain Relationships and Related
Transactions...............................................
Description of Capital Stock...............................
Shares Eligible for Future Sale............................
Underwriting...............................................
Legal Matters..............................................
Experts ...................................................
Additional Information ....................................
Index to Financial Statements.............................. F-1

                       --------------------------

Until ____________, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

==============================================================================

      ____________ SHARES

        THE CHILDREN'S
             PLACE

         COMMON STOCK

         _____________

          PROSPECTUS
         _____________


     MONTGOMERY SECURITIES

 DONALDSON, LUFKIN & JENRETTE
    Securities Corporation

       SMITH BARNEY INC.

    LEGG MASON WOOD WALKER
         Incorporated

       __________, 1997

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following sets forth the estimated fees and expenses in connection with the issuance and distribution of the Registrant's securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by the Registrant:

         Securities and Exchange Commission registration fee...       $21,212
         National Association of Securities Dealers filing fee.         7,500
         [listing fee].........................................             *
         Printing and engraving expenses.......................             *
         Legal fees and expenses...............................             *
         Accounting fees and expenses..........................             *
         Blue Sky fees and expenses............................        11,800
         Transfer Agent's fees.................................             *
         Miscellaneous expenses................................             *
                                                                      -------
                  Total........................................       $     *
                                                                     ==========

          * To be filed by Amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Company's Certificate of Incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to the Company or its stockholders to the fullest extent permitted by the DGCL. Specifically, no director of the Company will be personally liable for monetary damages for breach of the director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions, or any successor provision thereto; or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

          Under the Certificate of Incorporation, the Company will indemnify those persons whom it shall have the power to indemnify to the fullest extent permitted by Section 145 of the DGCL, which may include liabilities under the Securities Act of 1933. Accordingly, in accordance with Section 145 of the DGCL, the Company will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court deems proper.

          The Certificate of Incorporation provides that the Company will advance expenses to the fullest extent permitted by Section 145 of the DGCL. Accordingly, the Company, in accordance therewith, will pay for the expenses incurred by an indemnified person in defending the proceedings specified in the preceding paragraph in advance of their final disposition, provided that, if the DGCL so requires, such person agrees to reimburse the Company if it is ultimately determined that such person is not entitled to indemnification. In addition, pursuant to the DGCL the Company may purchase and maintain insurance on behalf of any person who is or was a director, employee or agent of the Company against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not the Company would have the power or obligation to indemnify such person against such liability under the provisions of DGCL. The Company intends to obtain insurance for the benefit of the Company's officers and directors insuring such persons against certain liabilities, including liabilities under the securities laws.

          The Company has entered into agreements to indemnify its directors which are intended to provide the maximum indemnification permitted by Delaware law. These agreements, among other things, indemnify each of the Company's outside directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such director in any action or proceeding, including any action by or in the right of the Company, on account of such director's service as a director of the Company.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

          Within the three years preceding the filing of this Registration Statement, the Company has sold and issued the following securities without registration under the Securities Act (all share numbers and per share amounts have been adjusted to reflect the 120-to-one stock split to occur prior to consummation of the offering):

          In July 1996, in connection with the 1996 Private Placement described in the Prospectus, the Company issued the following equity securities:

                  (i) a total of 47,238 shares of the Company's Series B Common Stock were sold to the SKM Investors for an aggregate purchase price of $20.5 million. Such shares of Series B Common Stock were convertible into 7,659,889 shares (subject to adjustment under certain circumstances) of Series A Common Stock (representing approximately 30.8% of the Series A Common Stock on a fully diluted basis). Immediately prior to the consummation of the Company's initial public offering, all outstanding shares of Series B Common Stock will be converted into a total of 7,659,889 shares of Common Stock.

                  (ii) The Company issued to the Noteholder , in connection with the Noteholder's purchase of the Company's Senior Subordinated Notes, the Noteholder Warrant. The Noteholder Warrant entitles the holder thereof to purchase 1,992,252 shares of Series A Common Stock (representing approximately 8% of the Series A Common Stock on a fully diluted basis) at an exercise price of $2.68 per share. The total purchase price of the Senior Subordinated Notes and the Noteholder Warrant was $20.0 million. Upon consummation of the Company's initial public offering, the Company will repurchase the Noteholder Warrant as described under "Use of Proceeds."

                  (iii) The Company issued to Legg Mason, as partial compensation for Legg Mason's services as placement agent in connection with the 1996 Private Placement, the Legg Mason Warrant. The Legg Mason Warrant entitles the holder thereof to purchase 747,096 shares of Series A Common Stock (representing approximately 3% of the Series A Common Stock on a fully diluted basis) at an exercise price of $2.68 per share. Upon consummation of the Company's initial public offering, the Company will repurchase two-thirds of the Legg Mason Warrant as described under "Use of Proceeds."

          During fiscal 1994, an executive officer of the Company forwarded funds in the amount of $488,000 to the Company for the subscription for shares to be issued to such executive officer, subject to approval of the Company's Board of Directors, at a future date. During July 1997, the Board of Directors determined to not issue such shares and to refund the $488,000 to such executive officer prior to July 31, 1997.

          On June 5, 1996, an executive officer of the Company exercised an option to purchase 336,000 shares of Common Stock held in treasury. The purchase price for such shares was $50,000.

         All securities issued in the above-described transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) Exhibits.

Exhibit
  NO.              DESCRIPTION OF DOCUMENT

1.1*   Form of Underwriting Agreement.
3.1*   Form of Amended and Restated Certificate of Incorporation of the
       Company.
3.2*   Form of Amended and Restated ByLaws of the Company.
4.1*   Form of Certificate for Common Stock of the Company.
5.1* Opinion of Stroock & Stroock & Lavan LLP as to the validity of the securities being registered.
9.1* Form of Amended and Restated Stockholders Agreement, dated _____ __,1997.
10.1*  1996 Stock Option Plan of The Children's Place Retail Stores, Inc.
10.2*  Form of 1997 Stock Option Plan of The Children's Place Retail Stores,
       Inc.
10.3*  The Children's Place Retail Stores, Inc. 401(k) Savings and Investment
       Plan.
10.4* Form of The Children's Place Retail Stores, Inc. Employee Stock Purchase Plan.
10.5* The Children's Place Retail Stores, Inc. Management Incentive Plan. 10.6* Form of Amended and Restated Loan and Security Agreement dated as of
       July __, 1997, between the Company and Foothill Capital Corporation.
10.7 Merchant Services Agreement dated December 12, 1994 between the Company and Hurley State Bank.
10.8 Employment Agreement dated as of June 27, 1996 between the Company and Ezra Dabah.
10.9 Employment Agreement dated as of June 27, 1996 between the Company and Stanley B. Silver.
10.10* Form of Indemnification Agreement between the Company and the members of its Board of Directors.
10.11 Lease Agreement dated August 11, 1993 between the Company and Suburban Mall V Associates, as amended by First Amendment to Lease, dated
       October 21, 1994 between the Company and Suburban Mall V Associates. 10.12* Form of Amended and Restated Registration Rights Agreement,
       dated ____ __, 1997.
23.1   Consent of Arthur Andersen LLP.
23.2*  Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1).
24.1 Power of Attorney (included on signature page to this Registration Statement).
27.1   Financial Data Schedule.

---------------
* To be filed by Amendment.

         (b)      Financial Statement Schedules.

                  None.

          All schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

          The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Caldwell, State of New Jersey, on July 17, 1997.

                       THE CHILDREN'S PLACE RETAIL STORES, INC.


                       By:/s/ EZRA DABAH
                              Ezra Dabah
                              Chairman of the Board and
                              Chief Executive Officer

                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ezra Dabah, Stanley B. Silver, Steven Balasiano and Seth L. Udasin and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) of and supplements to this Registration Statement and any Registration Statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                  TITLE                                      DATE

/s/ EZRA DABAH            Chairman of the Board                  July 17, 1997
Ezra Dabah                of Directors and
                          Chief Executive
                          Officer (Principal
                          Executive  Officer)

/s/ STANLEY B. SILVER     President, Chief                       July 17, 1997
Stanley B. Silver         Operating Officer and
                          Director

/s/ SETH L. UDASIN        Vice President and                     July 17, 1997
Seth L. Udasin            Chief Financial
                          Officer (Principal
                          Financial and
                          Accounting Officer)

/s/ STANLEY SILVERSTEIN   Director                               July 17, 1997
Stanley Silverstein

/s/ JOHN MEGRUE           Director                               July 17, 1997
John Megrue

/s/ DAVID J. ODDI         Director                               July 17, 1997
David J. Oddi

                          EXHIBIT INDEX
                          -------------
Exhibit
  NO.              DESCRIPTION OF DOCUMENT

1.1*   Form of Underwriting Agreement.
3.1*   Form of Amended and Restated Certificate of Incorporation of the
       Company.
3.2*   Form of Amended and Restated ByLaws of the Company.
4.1*   Form of Certificate for Common Stock of the Company.
5.1* Opinion of Stroock & Stroock & Lavan LLP as to the validity of the securities being registered.
9.1* Form of Amended and Restated Stockholders Agreement, dated _____ __,1997.
10.1*  1996 Stock Option Plan of The Children's Place Retail Stores, Inc.
10.2*  Form of 1997 Stock Option Plan of The Children's Place Retail Stores,
       Inc.
10.3*  The Children's Place Retail Stores, Inc. 401(k) Savings and Investment
       Plan.
10.4* Form of The Children's Place Retail Stores, Inc. Employee Stock Purchase Plan.
10.5* The Children's Place Retail Stores, Inc. Management Incentive Plan. 10.6* Form of Amended and Restated Loan and Security Agreement dated as of
       July __, 1997, between the Company and Foothill Capital Corporation.
10.7 Merchant Services Agreement dated December 12, 1994 between the Company and Hurley State Bank.
10.8 Employment Agreement dated as of June 27, 1996 between the Company and Ezra Dabah.
10.9 Employment Agreement dated as of June 27, 1996 between the Company and Stanley B. Silver.
10.10* Form of Indemnification Agreement between the Company and the members of its Board of Directors.
10.11 Lease Agreement dated August 11, 1993 between the Company and Suburban Mall V Associates, as amended by First Amendment to Lease, dated
       October 21, 1994 between the Company and Suburban Mall V Associates. 10.12* Form of Amended and Restated Registration Rights Agreement,
       dated ____ __, 1997.
23.1   Consent of Arthur Andersen LLP.
23.2*  Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1).
24.1 Power of Attorney (included on signature page to this Registration Statement).
27.1   Financial Data Schedule.

---------------
* To be filed by Amendment.